

2006 ANNUAL REPORT

Bright Ideas

PINNACLE WEST
CAPITAL CORPORATION



This annual report is printed on Cascades SF Generation II, 80 lb., a surface treated opaque paper containing 30 percent recycled post-consumer fiber. It is EcoLogo certified and manufactured using biogas energy. By using these resources and methods, this report saved the equivalent of nearly [illegible] football fields of trees and enough air emissions to fuel three cars for a year.

Pinnacle West is a Phoenix-based company with consolidated assets of about $11 billion. Through our subsidiaries, we generate, sell and deliver electricity and sell energy-related products and services to retail and wholesale customers in the western United States. We also develop residential, commercial and industrial real estate projects.


Bright Idea NO. 189

OFFER A CLEVER TWIST ON SAVING ENERGY

A compact fluorescent lightbulb that uses 75 percent less energy and lasts about 10 times longer than a regular bulb is indeed a bright idea*. These energy-efficient bulbs—which we've heavily discounted throughout Arizona as part of an APS program approved by the Arizona Corporation Commission—are part of an extensive effort to reduce customer energy use now and in the future. Through March 2007, more than two million compact fluorescent lights had been sold through our discount program. This is just one example of the bright ideas happening at Pinnacle West. For more bright ideas read on, and then visit us online.

PINNACLEWEST.COM/AR06

**And getting one for free with the coupon on the cover is even smarter!*

PINNACLE WEST: TOP QUARTILE DIVIDEND GROWTH (2001 TO 2006)

COMPOUND ANNUAL GROWTH RATES FOR U.S. INVESTOR-OWNED ELECTRIC UTILITIES THAT PAID DIVIDENDS EACH YEAR



30%
15%
PINNACLE WEST
5.6%
0%
(15%)
(30%)

STOCK PERFORMANCE COMPARISON

VALUE OF $100 INVESTED AS OF DECEMBER 31, 2001 WITH DIVIDENDS REINVESTED



$200
$150
$100
$50
$0
$100
$100
$100
$85
$85
$78
$105
$105
$100
$129
$122
$111
$150
$118
$117
$181
$152
$135
2001
2002
2003
2004
2005
2006
● Pinnacle West ● S&P 500 Index ○ EEI Electric Index

TO OUR SHAREHOLDERS

Your company is poised for a tremendous future.

In 2006, our people met Arizona's rapid growth, improved electric reliability, provided superior service to our customers and continued to power our state's modern economy. Today, we continue to work hard to provide ample power for Arizona's future and ensure that future contains a robust economy, a healthy environment and strong local communities.

There is nowhere we'd rather do business.

Our major subsidiary, APS, is a vertically integrated electric company building a sustainable, hybrid regulatory platform. It's a hybrid structure because, while regulated, we participate in the Western regional competitive wholesale market. The West, although dominated by California, exhibits huge diversity in geography, energy demand and resources, and regulatory structures. Unlike the eastern states, which often have close-knit transmission systems, the West is less "networked" among power plants, customers and other utilities.

Therefore, we rely mostly on our own generation, but we also make use of load diversity between the Northwest and Southwest, as well as other wholesale opportunities. We plan and operate our transmission system to provide cost-effective, reliable service to our customers. We use long-term contracts and fuel and purchased power hedging to stabilize our customers' fuel prices.

Customer value is always the key. Providing reliable power at reasonable prices, whether from our own generation or from competitive wholesale markets, is a goal that will continue to drive us. We focus on value for the long-term; realizing intelligent investments today will make our company and our state stronger for decades to come.

Our Role in Arizona

We've served Arizona continuously since 1886—a quarter-century before it became a state—and since then we've played a prominent role in shaping the state's energy and its economy.

This is a responsibility we relish. We understand this region, its people, its environment and its challenges, and feel fortunate in our role of powering its growth. We are investing today to ensure our enviable Arizona lifestyle only gets better.

Planning for the future—to meet future load growth—is always challenging. Arizona is the fastest growing state in the country, and Phoenix is already the nation's fifth largest city. Throughout the United States, electric utilities are entering a prolonged period of infrastructure expansion. Perhaps nowhere is the need to expand more tangible than here in Arizona. For this reason, growth drives our strategies.

Over the next 10 years we plan to invest nearly $15 billion in electric infrastructure for Arizona. Many of the "bright ideas" we adopt today, and many decisions we will make in the next few years, will determine the kind of company we will be into the middle of this century.

We will increasingly employ new technology to meet the highest standards of reliability, while working hard to minimize our impact on the environment. At the same time, we will continue our focus on improving our local communities—providing resources where and when we can make a positive difference.

STRATEGIC OBJECTIVES

PROVIDE ARIZONA ELECTRICITY CUSTOMERS WITH OUTSTANDING SERVICE AND RELIABLE ENERGY AT FAIR PRICES.

FOCUS ON SUPERIOR LONG-TERM TOTAL RETURNS FOR SHAREHOLDERS.

IMPLEMENT BUSINESS PRACTICES THAT SUPPORT A STRONG ECONOMY, A HEALTHY ENVIRONMENT AND PROSPEROUS COMMUNITIES FOR ARIZONA.

ACTIVELY MANAGE OUR COSTS AND BUSINESS RISKS.

WORK WITH REGULATORS TO ACHIEVE POSITIVE REGULATORY OUTCOMES THAT BENEFIT BOTH CUSTOMERS AND SHAREHOLDERS.

MAXIMIZE THE LONG-TERM VALUE OF OUR ASSETS.

CAPTURE GROWTH OPPORTUNITIES IN OUR ELECTRICITY MARKETS.

INCREASE OUR RESOURCE PORTFOLIO CONSISTENT WITH OUR CUSTOMER GROWTH, ENVIRONMENTAL FACTORS, CASH FLOW AND MARKET CONDITIONS.



WILLIAM J. POST, CHAIRMAN AND CEO

Despite uncertainties and often conflicting state and federal regulatory actions, we've managed to meet Arizona's remarkable growth.

Our Competitive Advantages

Compared to 10, or even five years ago, we're a stronger company. We are better positioned to serve customers, protect our environment and increase our value to shareholders. We're more productive, our product is more reliable and our future is more sustainable.

Thanks to our cost-control efforts, since 1992 our customers experienced an unprecedented period of electric price stability, with rates falling through 2003 while the Consumer Price Index climbed more than 40 percent. Even with our recent price increases, our customers paid about the same for power last year as in 1992. During that same time period, gasoline prices doubled and median home prices in Arizona tripled.

In every area except fuel, we've held the line on, or reduced, unit costs. Compared with a decade ago, our non-fuel costs are 4 percent lower in nominal terms. Through our hedging program, we've greatly reduced the volatility of our fuel costs and in five years our hedging saved customers more than $200 million.

In 2006, our customers experienced outstanding reliability, and our coal units achieved record capacity factors. In an independent survey by J.D. Power & Associates, APS ranked number one with business customers and number two with residential customers among all investor-owned electric utilities in the West.

Technology has played a large role in higher productivity and helped improve customer satisfaction. Technology also provides greater convenience for customers. For example, year-over-year at aps.com we had 14 percent more new customer account sign-ups and 41 percent more customer transactions.

Though we are working through issues at our Palo Verde nuclear plant, which I'll address more in the next section, our generation performance continues to be strong. In 2006, our coal units performed 15 percentage points better than the 2005 national average (the 2006 national average was not available at press time) achieving a combined capacity factor of 87 percent. On the natural gas side, our newest combined cycle units —Redhawk 1 and 2 and West Phoenix 4 and 5—also made a strong contribution, producing about a quarter of our total generation for 2006.

After obtaining our first rate increase in 14 years in 2005, APS successfully tested a key component of our regulatory platform last year when we received several fuel-related increases totaling 14 percent. The Arizona Corporation Commission (ACC) not only responded to our need for emergency relief; they also improved the fuel adjustment process. This provided a much-needed boost to cash flow and will expedite future recovery of fuel-related costs.

Our Major Challenges

Despite uncertainties and often conflicting state and federal regulatory actions, we've managed to meet Arizona's remarkable growth. In the last five years, that growth spurred us to work even more efficiently —using better technology and new techniques to serve 180,000 additional customers with 40 new substations and 4,100 new miles of transmission and distribution wire—and little change in the number of employees.

Over the same five-year time frame, our peak electricity load jumped from 5,687 megawatts to 7,652 megawatts, a 35 percent increase. To serve that increased demand, we've added more than 2,000 megawatts of capacity in the last five years.

We're also meeting environmental challenges. While we've long been a leader in this area, 2006 marked great progress. We brought on line the Saguaro Solar Trough Power Plant, which quickly earned a spot among the top 12 power plants in the world according to *Power Magazine.* Also, just before the end of the year, we added our first wind-powered plant. All told, we expanded our renewable generation capacity by more than 100 megawatts, an important step in our efforts to positively impact our environment and surpass regulatory requirements.

Early in 2007, the U.S. Environmental Protection Agency and the U.S. Department of Energy named APS an "Energy Star" Partner of the Year for contributions in reducing greenhouse gas emissions by promoting energy-efficient compact fluorescent lightbulbs to our customers. The two million bulbs sold in little more than a year will save customers a combined $50 million in energy costs and reduce greenhouse emissions by 450,000 tons (roughly the equivalent of eliminating 800 million miles of driving) over the lives of the bulbs. This is just one of many energy saving tips and programs we offer to all levels of customers.

Completing our hybrid regulatory platform presents an ongoing challenge. Our current rate case before the ACC is nearing a conclusion as this report goes to press. We feel strongly that the requested 20.4 percent price increase is crucial to our company, our customers and our shareholders, with roughly two-thirds of this request going to pay our rising fuel bills.

With the rapid rise in all energy prices in the last few years, we're focused on the risk of volatile fuel prices. We will continue to manage both the volatility and cost of our fuel with prudent hedging. We are hedged today for 85 percent of our natural gas and purchased power needs for 2007 with prices below current forward market prices. We're also hedged for 60 percent of 2008 and 40 percent of 2009 projected needs.

Related to fuel risk, the regional market risk must also be closely managed. Higher natural gas prices combined with lower spark spreads (the difference between the price of electricity and the cost of fuel to generate that electricity) may continue for a while, but we're managing the situation to our customers' and shareholders' benefit. Also, California's new "nodal" market structure is scheduled to begin in late 2007. With memories of the previous California energy debacle, we'll be watching closely to see how this new structure performs, looking as always to protect our customers.

We will continue to reduce our exposure to both fuel price risk and regional market risk—first with a diverse mix of generation sources, and second with outstanding operations. With substantial amounts of nuclear, coal and natural gas capacity, we're hedged against the risks related to any one fuel. For example, while natural gas prices remained high last year, our Cholla and Four Corners power plants set coal production records, and in combination with our other fossil plants, reduced our total power costs by $42 million over normally expected levels of performance.

Our nuclear plant has recently not met our standard for excellent performance. After more than a decade of world-class operations, the Palo Verde Nuclear Generating Station had an unacceptable dip in performance. To correct this situation, we recruited one of the nation's top nuclear executives, Randy Edington. We have developed a plan to return the plant to excellence, and we are working closely with the U.S. Nuclear Regulatory Commission to monitor and adjust the plan as needed to assure steady progress.

With nuclear power on the verge of a revival, we understand the economic and environmental importance of this huge facility to the energy future of Arizona and the Southwest as a whole. We will accept nothing less than Palo Verde returning to its place as the premier nuclear operating facility in the United States.

Our Dedication to Shareholders

Investors can look back at our performance with satisfaction. Over the five years ended in 2006, total return with dividends reinvested amounted to 52 percent. One of our primary financial strategies has been to provide steady dividend increases, which we have done now for 13 years. In the last five years alone, the indicated annual dividend per share has increased by 31 percent, from $1.60 to $2.10. We're convinced that our strong dividend growth has strengthened our

With the rapid rise in all energy prices in the last few years, we're focused on the risk of volatile fuel prices.

stock price and paved the way to a solid reception for our stock offerings. Our future dividend growth will depend upon a number of factors, including payout ratios, cash flow and market trends.

In 2006, in part because of strong utility sector and stock market gains, Pinnacle West shareholders also fared well—with stock appreciation of 22.6 percent and total return of 28.4 percent.

Over the last five years, consolidated revenues have grown by 30 percent, from $2.6 billion to $3.4 billion. Supported by Arizona's strong economy, our APS residential revenue increased by 39 percent and business revenue by 30 percent since 2001.

Our regulators have worked with us to establish a forward-looking orientation in our hybrid regulatory structure, and we've made considerable progress. We concluded an unprecedented string of rate decreases, negotiated a fuel cost adjustor, established a new resource acquisition process, reestablished a regulatory market structure and implemented our first base rate increase since the early 1990s. We're getting close to the sustainable regulatory platform which will accommodate the financial flexibility we require to meet the challenges of growth.

The future for investors looks very promising. Core business gains in 2006 bode well for the future, but we must achieve returns that our growth implies and requires. In the past, our investment in generation resources has been examined after the fact by Arizona regulators, with varying results. But with our new regulatory platform, regulators are involved in resource acquisition from the very earliest stages. This process will help reduce regulatory risk, especially in the years ahead as we contemplate new base load generation.

Our real estate subsidiary, SunCor, turned in an outstanding performance over the last several years. With record net income of $60.5 million in 2006, SunCor capped a five-year period during which it provided critical cash flow by contributing more than $266 million of cash to Pinnacle West. With the residential housing market slowing in the West, SunCor's results in 2007 won't match the results in recent years. Still, we are well positioned to benefit from continuing growth in Arizona and the West.

Our Commitment to Ongoing Excellence

Through all the challenges...through all the planning... through all our day-to-day efforts, our commitments as a company are crystal clear:

- For shareholders, we are committed to managing the risks of our business and providing a solid return on investment.
- For customers, we will continue to focus on providing reliable top-tier service at fair prices, achieving high levels of operating performance, improving our efficiency and innovation, and creating a future that is environmentally sustainable.
- For employees, we're dedicated to providing a safe working environment, the resources and support needed for exceptional performance, opportunities for growth and advancement, and the chance to build a better, stronger and more sustainable electric company for the 21st century.

Though our customer base and our business will continue to evolve, these commitments will remain.



WILLIAM J. POST, CHAIRMAN AND CEO

ARIZONA IS THE FASTEST GROWING STATE IN THE COUNTRY.

Source: Population Division, U.S. Census Bureau



ANNUAL POPULATION GROWTH
0%
0.5%
1.0%
1.5%
2.0%
2.5%
3.0%
3.5%
4.0%
AZ
NV
ID
GA
TX
UT
NC
CO

APS CUSTOMERS ARE USING MORE ELECTRICITY EACH YEAR.



kWh
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1980
1990
2000
2010
2020
Projected

BY 2025, APS WILL BE NEARLY TWICE THE ELECTRIC COMPANY WE ARE TODAY.



7,000 MEGAWATTS
1,000,000 CUSTOMERS
13,000 MEGAWATTS
1,800,000 CUSTOMERS
FIRST 120 YEARS (1886–2005)
NEXT 20 YEARS (2006–2025)

WE PREPARE FOR ARIZONA'S GROWTH WITH SIGNIFICANT INVESTMENT IN ELECTRIC INFRASTRUCTURE.



CAPITAL INVESTMENT PER NEW CUSTOMER
$0
$5,000
$10,000
$15,000
$20,000
$25,000
Projected
2009
2008
2007
2006
2005
2004
2003
Generation
Distribution
Transmission

Bright Idea NO. 331

UNLEASH THE POWER OF GREEN GOOP

At APS' Redhawk Power Plant, bubbling green goop is rapidly growing in large clear tubes...and this is a good thing. The tubes are filled with algae; a plant which, in the presence of Arizona's plentiful sunlight, consumes carbon dioxide (CO_2) emissions. After snacking on Redhawk's CO_2 emissions, the algae grows, multiplies and is then harvested to develop alternative fuel sources such as ethanol and biodiesel. It's estimated that for every acre of algae grown at the power plant, up to 150 tons of CO_2 can be absorbed. That's thinking green—literally. For more info and a quick video about the Redhawk algae project, visit our online Annual Report.

PINNACLEWEST.COM/ALGAE


200


SAVING
ENERGY
0V 3W TYPE C1SX 30TA 1.0Kh
89961 APS
J89961
WATTHOUR METER
USA


THANK
YOU.



BrightIdea NO. 480

TEACH ELECTRIC METERS TO LISTEN

As a company, we take communication with our customers very seriously. We take it so seriously in fact, we're now asking our electric meters to join in the conversation. To this end, APS has begun the deployment of "smart" electric meters to our customers' homes. In addition to allowing two-way communication with our customers, this smart meter system creates the platform for an energy future in which customers can control appliances and thermostats from remote locations, view a real-time display of a home's energy use, change electric service plans with the push of a button and much more. To learn more about smart meter technology, visit our online Annual Report.

PINNACLEWEST.COM/METERS

Bright Idea NO. 512

SAVE SOLAR ENERGY FOR A RAINY DAY

Here in the Arizona desert, it's never hard to find sunshine, golf courses or spicy Southwestern cuisine. In an effort to harness the first of that trio, we recently built the Saguaro Solar Trough Power Plant, located near Red Rock, Arizona. Unlike photovoltaic solar plants, which produce electricity directly from sunlight, solar trough technology uses heat from the sun to create electricity. The sun heats oil, which then drives a turbine. The technology can be combined with a storage facility, allowing it to hold energy and provide electricity when needed — even on a rare cloudy day. In 2006, Saguaro, the first solar trough plant ever built in Arizona and the first nationwide in nearly 20 years, was named one of the top 12 power plants in the world by *Power Magazine*. For a brief video about this pioneering power plant, as well as more illuminating information about solar energy, visit our online Annual Report.

PINNACLEWEST.COM/SOLAR










Bright Idea NO. 794

MONITOR GROWTH AND RELIABILITY IN HIGH-DEF

As you might guess, the electric distribution system that delivers power to our million-plus customers across Arizona is really, really complex. However, thanks to some forward planning and state-of-the-art technology, the distribution system will soon become far more manageable, responsive and intuitive for those who operate it. The new technology—called the Distribution Operations Management System (or DOMS to its friends)—will help manage Arizona's rapid growth and increase reliability by allowing the company to analyze power flow, locate system faults, reduce customer outage durations and a whole lot more...all in real time. It can also display high-level maps of the entire APS electric system on a dozen cutting-edge LCD screens. For more about DOMS technology, visit our online Annual Report.

PINNACLEWEST.COM/DISTRIBUTION

FINANCIAL HIGHLIGHTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2006	2005	2004	GROWTH RATE 06 vs. 05	05 vs. 04
INCOME HIGHLIGHTS					
Operating Revenues	$ 3,401,748	$ 2,987,955	$ 2,829,006	13.8%	5.6%
Income from Continuing Operations	$ 317,143	$ 223,163	$ 246,590	42.1%	(9.5)%
Net Income	$ 327,258	$ 176,267	$ 243,195	85.7%	(27.5)%
BALANCE SHEET HIGHLIGHTS					
Total Assets—Year-End	$11,455,943	$ 11,322,645	$ 9,896,747	1.2%	14.4%
Common Stock Equity—Year-End	$ 3,446,116	$ 3,424,964	$ 2,950,196	0.6%	16.1%
PER SHARE HIGHLIGHTS					
Earnings per Share from Continuing Operations—Diluted	$ 3.17	$ 2.31	$ 2.69	37.2%	(14.1)%
Net Income—Diluted	$ 3.27	$ 1.82	$ 2.66	79.7%	(31.6)%
Indicated Annual Dividend—Year-End	$ 2.10	$ 2.00	$ 1.90	5.0%	5.3%
Book Value—Year-End	$ 34.48	$ 34.58	$ 32.14	(0.3)%	7.6%
STOCK PERFORMANCE					
Stock Price per Share—Year-End	$ 50.69	$ 41.35	$ 44.41		
Stock Price Appreciation	22.6%	(6.9)%	11.0%		
Total Return	28.4%	(2.7)%	15.9%		
Market Capitalization—Year-End	$ 5,067,026	$ 4,096,839	$ 4,076,965		

2006 CONSOLIDATED FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2006	2005	2004	2003	2002
OPERATING RESULTS					
Operating revenues:					
Regulated electricity segment	$ 2,635,036	$ 2,237,145	$ 2,035,247	$ 1,978,075	$ 1,890,391
Real estate segment	399,798	338,031	350,315	361,604	201,081
Marketing and trading	330,742	351,558	400,628	391,196	286,879
Other revenues	36,172	61,221	42,816	27,929	26,899
Total operating revenues	$ 3,401,748	$ 2,987,955	$ 2,829,006	$ 2,758,804	$ 2,405,250
Income from continuing operations (a)	$ 317,143	$ 223,163	$ 246,590	$ 225,384	$ 236,563
Discontinued operations – net of income taxes (b)	10,112	(46,896)	(3,395)	15,195	(21,410)
Cumulative effect of change in accounting – net of income taxes (c)	–	–	–	–	(65,745)
Net income	$ 327,255	$ 176,267	$ 243,195	$ 240,579	$ 149,408
COMMON STOCK DATA					
Book value per share – year-end	$ 34.48	$ 34.58	$ 32.14	$ 30.97	$ 29.40
Earnings (loss) per weighted average common share outstanding:					
Continuing operations – basic	$ 3.19	$ 2.31	$ 2.70	$ 2.47	$ 2.79
Discontinued operations (b)	0.10	(0.48)	(0.04)	0.17	(0.26)
Cumulative effect of change in accounting (c)	–	–	–	–	(0.77)
Net income – basic	$ 3.29	$ 1.83	$ 2.66	$ 2.64	$ 1.76
Continuing operations – diluted	$ 3.17	$ 2.31	$ 2.69	$ 2.47	$ 2.78
Net income – diluted	$ 3.27	$ 1.82	$ 2.66	$ 2.63	$ 1.76
Dividends declared per share	$ 2.025	$ 1.925	$ 1.825	$ 1.725	$ 1.625
Indicated annual dividend rate per share – year-end	$ 2.10	$ 2.00	$ 1.90	$ 1.80	$ 1.70
Weighted-average common shares outstanding – basic	99,417,008	96,483,781	91,396,904	91,264,696	84,902,946
Weighted-average common shares outstanding – diluted	100,010,108	96,589,949	91,532,473	91,405,134	84,963,921
BALANCE SHEET DATA					
Total assets	$ 11,455,943	$ 11,322,645	$ 9,896,747	$ 9,519,042	$ 9,139,157
Liabilities and equity:					
Long-term debt less current maturities	$ 3,232,633	$ 2,608,455	$ 2,584,985	$ 2,616,585	$ 2,743,741
Other liabilities	4,777,194	5,289,226	4,361,566	4,072,678	3,709,263
Total liabilities	8,009,827	7,897,681	6,946,551	6,689,263	6,453,004
Common stock equity	3,446,116	3,424,964	2,950,196	2,829,779	2,686,153
Total liabilities and equity	$ 11,455,943	$ 11,322,645	$ 9,896,747	$ 9,519,042	$ 9,139,157

(a) Includes regulatory disallowance of $84 million after tax in 2005. See Note 3 of Notes to Pinnacle West's Consolidated Financial Statements.
(b) Amounts related to Silverhawk, SunCor and NAC discontinued operations. See Note 22 of Notes to Pinnacle West's Consolidated Financial Statements.
(c) Represents change in accounting standards related to energy trading activities in 2002.

QUARTERLY STOCK PRICES AND DIVIDENDS PAID PER SHARE

STOCK SYMBOL: PNW

2006	HIGH	LOW	CLOSE	DIVIDENDS PER SHARE
1st Quarter	$ 44.14	$ 38.76	$ 39.10	$ 0.500
2nd Quarter	41.06	38.31	39.91	0.500
3rd Quarter	45.99	39.90	45.05	0.500
4th Quarter	51.00	45.12	50.69	0.525

2005	HIGH	LOW	CLOSE	DIVIDENDS PER SHARE
1st Quarter	$ 44.87	$ 40.99	$ 42.51	$ 0.475
2nd Quarter	45.34	41.29	44.45	0.475
3rd Quarter	46.68	43.13	44.08	0.475
4th Quarter	44.97	39.81	41.35	0.500

GLOSSARY

ACC – Arizona Corporation Commission

ADEQ – Arizona Department of Environmental Quality

AFUDC – Allowance for Funds Used During Construction

ALJ – Administrative Law Judge

ANPP – Arizona Nuclear Power Project, also known as Palo Verde

APS – Arizona Public Service Company, a subsidiary of the Company

APS ENERGY SERVICES – APS Energy Services Company, Inc., a subsidiary of the Company

CHOLLA – Cholla Power Plant

CLEAN AIR ACT – Clean Air Act, as amended

COMPANY – Pinnacle West Capital Corporation

DOE – United States Department of Energy

EITF – FASB's Emerging Issues Task Force

EL DORADO – El Dorado Investment Company, a subsidiary of the Company

EPA – United States Environmental Protection Agency

ERMC – Energy Risk Management Committee

FASB – Financial Accounting Standards Board

FERC – United States Federal Energy Regulatory Commission

FIN – FASB Interpretation Number

FOUR CORNERS – Four Corners Power Plant

GAAP – accounting principles generally accepted in the United States of America

IRS – United States Internal Revenue Service

KW – kilowatt, one thousand watts

KWH – kilowatt-hour, one thousand watts per hour

MOODY'S – Moody's Investors Service

MW – megawatt, one million watts

MWH – megawatt-hours, one million watts per hour

NAC – collectively, NAC Holding Inc. and NAC International Inc., subsidiaries of El Dorado that were sold in November 2004

NATIVE LOAD – retail and wholesale sales supplied under traditional cost-based rate regulation

NOTE – a Note to Pinnacle West's Consolidated Financial Statements

NPC – Nevada Power Company

NRC – United States Nuclear Regulatory Commission

OCI – other comprehensive income

OFF-SYSTEM SALES – sales of electricity from generation owned or contracted by the Company that is over and above the amount required to serve APS' retail customers and traditional wholesale contracts

PALO VERDE – Palo Verde Nuclear Generating Station, also known as ANPP

PINNACLE WEST – Pinnacle West Capital Corporation, the Company

PINNACLE WEST ENERGY (PWEC) – Pinnacle West Energy Corporation, a subsidiary of the Company, dissolved as of August 31, 2006

PINNACLE WEST MARKETING & TRADING – Pinnacle West Marketing & Trading Co., LLC, a subsidiary of the Company

PRP – potentially responsible parties under Superfund

PSA – power supply adjustor

PWEC DEDICATED ASSETS – the following power plants, each of which was transferred by Pinnacle West Energy to APS on July 29, 2005: Redhawk Units 1 and 2, West Phoenix Units 4 and 5 and Saguaro Unit 3

SALT RIVER PROJECT – Salt River Project Agricultural Improvement and Power District

SEC – United States Securities and Exchange Commission

SFAS – Statement of Financial Accounting Standards

SILVERHAWK – Silverhawk Power Station

STANDARD & POOR'S – Standard & Poor's Corporation

SUNCOR – SunCor Development Company, a subsidiary of the Company

SUNDANCE PLANT – 420-megawatt generating facility located approximately 55 miles southeast of Phoenix, Arizona

SUPERFUND – Comprehensive Environmental Response, Compensation and Liability Act

2004 SETTLEMENT AGREEMENT – an agreement proposing terms under which APS' general rate case was settled, as approved by the ACC in 2005.

VIE – Variable-Interest Entity

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following discussion should be read in conjunction with Pinnacle West's Consolidated Financial Statements and the related Notes.

OVERVIEW

Pinnacle West owns all of the outstanding common stock of APS. APS is a vertically-integrated electric utility that provides retail and wholesale electric service to most of the state of Arizona, with the major exceptions of about one-half of the Phoenix metropolitan area, the Tucson metropolitan area and Mohave County in northwestern Arizona. APS has historically accounted for a substantial part of our revenues and earnings, and is expected to continue to do so. Customer growth in APS' service territory is about three times the national average and remains a fundamental driver of our revenues and earnings.

The ACC regulates APS' retail electric rates. The key issue affecting Pinnacle West's and APS' financial outlook is the satisfactory resolution of APS' retail rate proceedings pending before the ACC. As discussed in greater detail in Note 3, these proceedings consist of:

- a general retail rate case pursuant to which APS is requesting a 20.4%, or $434.6 million, increase in its annual retail electricity revenues;
- an application for a temporary rate increase of approximately 1.9%, through a PSA surcharge, to recover $45 million in retail fuel and purchased power costs relating to Palo Verde's 2005 unplanned outages that were deferred by APS in 2005 under the PSA and are subject to the ACC's completion of an inquiry regarding the outages (this matter is now being addressed in the general retail rate case); and
- the ACC's prudency review of amounts collected through the May 2, 2006 interim PSA adjustor (see "Interim Rate Increase" in Note 3) related to unplanned 2006 Palo Verde outages. The related PSA deferrals were approximately $79 million in 2006.

SunCor, our real estate development subsidiary, has been and is expected to be an important source of earnings. See discussion below in "Factors Affecting our Financial Outlook – Subsidiaries." Our subsidiary, APS Energy Services, provides competitive commodity-related energy services and energy-related products and services to commercial and industrial retail customers in the western United States. El Dorado, our investment subsidiary, owns minority interests in several energy-related investments and Arizona community-based ventures.

Pinnacle West Energy was a subsidiary that owned and operated unregulated generating plants. Pursuant to the ACC's April 7, 2005 order in APS' retail rate settlement, on July 29, 2005, Pinnacle West Energy transferred the PWEC Dedicated Assets to APS. Pinnacle West Energy sold its 75% interest in Silverhawk to NPC on January 10, 2006. See Note 22 for a discussion of discontinued operations. As a result, Pinnacle West Energy no longer owned any generating plants and was dissolved as of August 31, 2006.

We continue to focus on solid operational performance in our electricity generation and delivery activities. In the delivery area, we focus on superior reliability and customer satisfaction. We plan to expand long-term resources and our transmission and distribution systems to meet the electricity needs of our growing retail customers and sustain reliability.

See "Factors Affecting Our Financial Outlook" below for a discussion of several factors that could affect our future financial results.

EARNINGS CONTRIBUTION BY BUSINESS SEGMENT

Pinnacle West's two principal business segments are:

- our regulated electricity segment, which consists of traditional regulated retail and wholesale electricity businesses (primarily electric service to Native Load customers) and related activities and includes electricity generation, transmission and distribution; and
- our real estate segment, which consists of SunCor's real estate development and investment activities.

Our reportable business segments reflect a change from the previously reported information. As of December 31, 2006, our marketing and trading activities are no longer considered a segment requiring separate reporting or disclosure. The marketing and trading activities consist of our competitive energy business, including wholesale marketing and trading and retail commodity-related energy services. These activities have decreased as a result of fewer market opportunities and the Company's intention to de-emphasize that part of our business. These activities are now reported as part of the "Other" category in the table below. The corresponding information for earlier periods has been reclassified.

The following table summarizes income from continuing operations by segment for December 31, 2006, 2005 and 2004 and reconciles to net income in total (dollars in millions):

	2006	2005	2004
Regulated electricity (a)	$ 259	$ 167	$ 152
Real estate	50	35	40
Other (b)	8	21	55
Income from continuing operations	317	223	247
Discontinued operations – net of tax:			
Real estate (c)	10	17	4
Sale of Silverhawk (d)	1	(67)	(12)
Sale of NAC	(1)	3	4
Net income	$ 327	$ 176	$ 243

(a) Includes an $84 million after-tax regulatory disallowance of plant costs in 2005 in accordance with APS' 2003 general retail rate case settlement.
(b) Primarily marketing and trading activity.
(c) Primarily relates to sales of commercial properties.
(d) See Note 22.

RESULTS OF OPERATIONS

General

Throughout the following explanations of our results of operations, we refer to "gross margin." With respect to our regulated electricity segment and our marketing and trading contributions, gross margin refers to operating revenues less fuel and purchased power costs. "Gross margin" is a "non-GAAP financial measure," as defined in accordance with SEC rules. The charts on pages 86-87 reconcile this non-GAAP financial measure to operating income, which is the most directly comparable financial measure calculated and presented in accordance with accounting principles generally accepted in the United States (GAAP). We view gross margin as an important performance measure of the core profitability of our operations. This measure is a key component of our internal financial reporting and is used by our management in analyzing our business segments. We believe that investors benefit from having access to the same financial measures that our management uses.

Deferred Fuel and Purchased Power Costs

Our subsidiary, APS, settled its 2003 general retail rate case effective April 1, 2005. As part of the settlement, the ACC approved the PSA, which permits APS to defer for recovery or refund fluctuations in retail fuel and purchased power costs, subject to specified parameters. In accordance with the PSA, APS defers for future rate recovery 90% of the difference between actual retail fuel and purchased power costs and the amount of such costs currently included in base rates. APS' recovery of PSA deferrals from its customers is subject to the ACC's approval of annual PSA adjustments and periodic surcharge applications. See "Power Supply Adjustor" in Note 3.

Since the inception of the PSA, APS has incurred substantially higher fuel and purchased power costs than those authorized for recovery through APS' current base rates primarily due to the use of higher cost resources and has deferred those cost differences in accordance with the PSA. The balance of APS' PSA deferrals at December 31, 2006 was approximately $160 million. The recovery of PSA deferrals through ACC approved adjustors and surcharges recorded as revenue is offset dollar-for-dollar by the amortization of those deferred expenses recorded as fuel and purchased power.

APS operated Palo Verde Unit 1 at reduced power levels from December 25, 2005 until March 18, 2006 due to vibration levels in one of the Unit's shutdown cooling lines. During an outage at Unit 1 from March 18, 2006 to July 7, 2006, APS performed the necessary work and modifications to remedy the situation. APS estimates that incremental replacement power costs resulting from these and other unplanned Palo Verde outages and reduced power levels were approximately $88 million during 2006. The related impact on the PSA deferrals was an increase of approximately $79 million. These Palo Verde replacement power costs were partially offset by $42 million of lower than expected replacement power costs related to APS' other generating units during 2006, which decreased PSA deferrals by $38 million.

The PSA deferral balance at December 31, 2006 includes (a) $45 million related to replacement power costs associated with unplanned 2005 Palo Verde outages and (b) $79 million related to replacement power costs associated with unplanned 2006 outages or reduced power operations at Palo Verde. The PSA deferrals associated with these unplanned Palo

Verde outages and reduced power operations are the subject of ACC prudence reviews. The ACC staff has recommended disallowance of $17 million of the 2005 costs. The recommendation will be considered as part of APS' general rate case currently before the ACC. See "PSA Deferrals Related to Unplanned Palo Verde Outages" in Note 3. The ACC staff recommendation does not change management's belief that the expenses in question were prudently incurred and, therefore, are recoverable. See Note 3.

2006 Compared with 2005

Our consolidated net income for 2006 was $327 million compared with $176 million for the comparable prior-year period. The prior year included a net loss from discontinued operations of $47 million, which was related to the sale and operations of Silverhawk, partially offset by income from sales of real estate commercial properties at SunCor. Income from continuing operations increased $94 million in the period-to-period comparison, reflecting the following changes in earnings by segment:

- Regulated Electricity Segment – Income from continuing operations increased approximately $92 million primarily due to an $84 million after-tax regulatory disallowance of plant costs recorded in 2005. Income also increased due to higher retail sales volumes due to customer growth; income tax credits related to prior years resolved in 2006; and increased other income due to higher interest income on higher investment balances. These positive factors were partially offset by higher operations and maintenance expense related to generation and customer service; and higher depreciation and amortization primarily due to increased plant asset balances, partially offset by lower depreciation rates. In addition, higher fuel and purchased power costs of $74 million after-tax were partially offset by the deferral of $45 million after-tax of costs in accordance with the PSA. See discussion – "Deferred Fuel and Purchased Power Costs" above.
- Real Estate Segment – Income from continuing operations increased approximately $15 million primarily due to increased margins on residential sales and the sale of certain joint venture assets, partially offset by higher general and administrative expenses. Income from discontinued operations decreased $7 million due to lower commercial property sales.
- Other – Income from continuing operations decreased approximately $13 million primarily due to lower mark-to-market gains, partially offset by higher unit margins on wholesale sales and competitive retail sales in California.

Additional details on the major factors that increased (decreased) net income are contained in the following table (dollars in millions):

	INCREASE (DECREASE)	
	PRETAX	AFTER TAX
Regulated electricity segment gross margin:		
Higher fuel and purchased power costs (see "Deferred Fuel and Purchased Power Costs" above)	$ (121)	$ (74)
Increased deferred fuel and purchased power costs (deferrals began April 1, 2005)	73	45
Higher retail sales volumes due to customer growth, excluding weather effects	87	53
Miscellaneous items, net	(7)	(4)
Net increase in regulated electricity segment gross margin	32	20
Lower marketing and trading gross margin primarily related to lower mark-to-market gains, partially offset by higher unit margins on wholesale sales and competitive retail sales in California	(18)	(11)
Higher real estate segment contribution primarily related to increased margins on residential sales and the sale of certain joint venture assets	25	15
Regulatory disallowance of plant costs in 2005, in accordance with APS' 2003 general retail rate case settlement	139	84
Operations and maintenance increases primarily due to:		
Generation costs, including increased maintenance and overhauls	(41)	(25)
Customer service costs, including regulatory demand-side management programs and planned maintenance	(16)	(10)
Miscellaneous items, net	2	1
Higher depreciation and amortization primarily due to increased plant asset balances partially offset by lower depreciation rates	(11)	(7)
Higher other income, net of expense, primarily due to miscellaneous asset sales and increased interest income on higher investment balances	12	7
Income tax credits related to prior years resolved in 2006	–	14
Miscellaneous items, net	–	6
Net increase in income from continuing operations	$ 124	94
Discontinued operations:		
Silverhawk loss in 2005		68
Lower commercial property real estate sales		(7)
Sale of NAC International Inc.		(4)
Net increase in net income		$ 151

Regulated Electricity Segment Revenues

Regulated electricity segment revenues were $398 million higher for 2006 compared with the prior-year period primarily as a result of:

- a $265 million increase in revenues related to recovery of PSA deferrals, which had no earnings effect because of amortization of the same amount recorded as fuel and purchased power expense (see "Deferred Fuel and Purchased Power Costs" above);
- a $124 million increase in retail revenues related to customer growth, excluding weather effects;
- a $6 million increase in Off-System Sales primarily resulting from $12 million of sales previously reported in marketing and trading that were classified beginning in April 2005 as sales in the regulated electricity segment in accordance with APS' 2003 general retail rate case settlement, partially offset by $6 million of lower Off-System Sales in 2006; and
- a $3 million increase due to miscellaneous factors.

Real Estate Segment Revenues

Real estate segment revenues were $62 million higher for 2006 compared with the prior-year period primarily as a result of:

- a $55 million increase in residential sales due to higher prices and volumes; and
- a $7 million increase in commercial real estate sales.

Other Revenues

Other revenues were $25 million lower for 2006 compared with the prior-year period primarily as a result of decreased sales-related products and services by APS Energy Services.

Marketing and trading revenues were $21 million lower for 2006 compared with the prior-year period primarily as a result of:

- a $20 million decrease in mark-to-market gains on contracts for future delivery due to changes in forward prices;
- a $12 million decrease in Off-System Sales due to the absence of sales previously reported in marketing and trading that were classified beginning in April 2005 as sales in the regulated electricity segment in accordance with APS' 2003 general retail rate case settlement;
- a $23 million increase from higher prices on competitive retail sales in California; and
- a $12 million decrease due to miscellaneous factors.

2005 Compared with 2004

Our consolidated net income for 2005 was $176 million compared with $243 million for the prior year. The 2005 net income included an after-tax net loss from discontinued operations of $47 million compared with a $4 million after-tax loss in the prior year, which for both years is related primarily to the sale and operations of Silverhawk, partially offset by sales of commercial properties at SunCor. Income from continuing operations decreased $24 million in the period-to-period comparison, reflecting the following changes in earnings by segment:

- Regulated Electricity Segment – Income from continuing operations increased approximately $15 million primarily due to deferred fuel and purchased power costs; a retail price increase effective April 1, 2005; higher retail sales volumes due to customer growth; lower depreciation due to lower depreciation rates; lower regulatory asset amortization; and effects of weather on retail sales. These positive factors were partially offset by the regulatory disallowance of plant costs in accordance with the APS retail rate case settlement; higher fuel and purchased power costs primarily due to higher prices and more plant outage days; higher operations and maintenance expense related to generation and customer service; and higher property taxes due to increased plant in service.
- Real Estate Segment – Income from continuing operations decreased approximately $5 million primarily due to decreased parcel sales, partially offset by increased margins on home sales. Income from discontinued real estate operations increased $13 million due to higher commercial property sales.
- Other – Income from continuing operations decreased approximately $34 million primarily due to an after-tax gain related to the sale of a limited partnership interest in the Phoenix Suns recorded in 2004 and due to lower unit margins on competitive retail sales in California.

Additional details on the major factors that increased (decreased) net income are contained in the following table (dollars in millions):

	INCREASE (DECREASE) PRETAX	INCREASE (DECREASE) AFTER TAX
Regulated electricity segment gross margin:		
Deferred fuel and purchased power costs (see "Deferred Fuel and Purchased Costs" above)	$ 171	$ 104
Retail price increase effective April 1, 2005	65	40
Higher retail sales volumes due to customer growth, excluding weather effects	58	35
Effects of weather on retail sales	14	9
Higher fuel and purchased power costs primarily due to higher prices and more plant outage days	(126)	(77)
Miscellaneous items, net	(8)	(5)
Net increase in regulated electricity segment gross margin	174	106
Lower real estate segment contribution primarily related to decreased parcel sales, partially offset by increased margins on home sales	(8)	(5)
Lower marketing and trading gross margin primarily due to lower unit margins on competitive retail sales in California	(21)	(13)
Regulatory disallowance, in accordance with the APS retail rate case settlement	(139)	(84)
Lower other income primarily due to sale of limited partnership interest in Phoenix Suns recorded in the prior year, partially offset by higher interest income	(30)	(18)
Operations and maintenance increases primarily due to:		
Generation costs, including maintenance and overhauls	(20)	(12)
Customer service costs, including regulatory demand-side management programs and planned maintenance	(20)	(12)
Miscellaneous items, net	(4)	(2)
Depreciation and amortization decreases primarily due to:		
Lower regulatory asset amortization	22	13
Lower depreciation rates, partially offset by increased depreciable assets	22	13
Higher property taxes primarily due to increased plant in service	(11)	(7)
Miscellaneous items, net	2	(3)
Net decrease in income from continuing operations	$ (33)	(24)
Discontinued operations related to:		
Sale of Silverhawk		(56)
Sales of real estate assets and other		13
Net decrease in net income		$ (67)

Regulated Electricity Segment Revenues

Regulated electricity segment revenues were $202 million higher for 2005 compared with the prior year primarily as a result of:

- an $81 million increase in retail revenues related to customer growth, excluding weather effects;
- a $65 million increase in retail revenues due to a price increase effective April 1, 2005;
- a $40 million increase in Off-System Sales primarily resulting from sales previously reported as marketing and trading revenues that were classified beginning in April 2005 as sales in the regulated electricity segment in accordance with the APS retail rate case settlement;
- an $11 million increase in retail revenues related to weather; and
- a $5 million increase due to miscellaneous factors.

Real Estate Segment Revenues

Real estate segment revenues were $12 million lower for 2005 compared with the prior year primarily due to decreased parcel sales, partially offset by increased home sales at SunCor.

Other Revenues

Other revenues were $31 million lower for 2005 compared with the prior year primarily as a result of:

- a $40 million decrease in Off-System Sales due to the absence of sales previously reported as marketing and trading revenues that were classified beginning in April 2005 as sales in the regulated electricity segment in accordance with the APS retail rate case settlement;
- an $18 million increase due to increased sales of energy-related products and services by APS Energy Services; and
- a $9 million decrease due to miscellaneous factors.

LIQUIDITY AND CAPITAL RESOURCES

Capital Needs and Resources

CAPITAL EXPENDITURE REQUIREMENTS

The following table summarizes the actual capital expenditures for the year ended 2006 and estimated capital expenditures for the next three years (dollars in millions):

	ACTUAL	ESTIMATED		
	2006	2007	2008	2009
APS				
Distribution	$ 357	$ 361	$ 414	$ 459
Transmission	113	173	195	288
Generation	176	333	304	313
Other (a)	16	26	37	40
Subtotal	662	893	950	1,100
SunCor (b)	201	131	101	100
Other	7	13	19	11
Total	$ 870	$ 1,037	$ 1,070	$ 1,211

(a) Primarily information systems and facilities projects.
(b) Consists primarily of capital expenditures for residential, land development and retail and office building construction reflected in "Real estate investments" and "Capital expenditures" on the Consolidated Statements of Cash Flows.

Distribution and transmission capital expenditures are comprised of infrastructure additions and upgrades, capital replacements, new customer construction and related information systems and facility costs. Examples of the types of projects included in the forecast include lines, substations, line extensions to new residential and commercial developments and upgrades to customer information systems. Major transmission projects are driven by strong regional customer growth.

Generation capital expenditures are comprised of various improvements to APS' existing fossil and nuclear plants and the replacement of Palo Verde steam generators (see below). Examples of the types of projects included in this category are additions, upgrades and capital replacements of various power plant equipment such as turbines, boilers and environmental equipment. Environmental expenditures are estimated at approximately $80 million to $100 million per year for 2007, 2008 and 2009. Generation also includes nuclear fuel expenditures of approximately $50 million for 2007, and approximately $75 million per year for 2008 and 2009.

The Palo Verde owners have approved the manufacture of one additional set of steam generators. These generators will be installed in Unit 3 and are scheduled for completion in the Fall of 2007 at an approximate cost of $70 million (APS' share). Approximately $30 million of the Unit 3 steam generator costs have been incurred through December 31, 2006, with the remaining $40 million included in the capital expenditures table above. Capital expenditures will be funded with internally generated cash and/or external financings.

CONTRACTUAL OBLIGATIONS

The following table summarizes Pinnacle West's consolidated contractual requirements as of December 31, 2006 (dollars in millions):

	2007	2008-2009	2010-2011	THEREAFTER	TOTAL
Long-term debt payments, including interest: (a)					
APS	$ 158	$ 316	$ 929	$ 3,600	$ 5,003
Pinnacle West	10	20	188	–	218
SunCor	14	185	6	–	205
Total long-term debt payments, including interest	182	521	1,123	3,600	5,426
Short-term debt payments, including interest (b)	36	–	–	–	36
Capital lease payments	1	2	2	1	6
Operating lease payments	79	148	133	253	613
Minimum pension funding requirement (c)	24	–	–	–	24
Purchased power and fuel commitments (d)	366	500	412	1,310	2,588
Purchase obligations (e)	44	11	1	80	136
Nuclear decommissioning funding requirements	21	43	48	234	346
Total contractual commitments	$ 753	$ 1,225	$ 1,719	$ 5,478	$ 9,175

(a) The long-term debt matures at various dates through 2036 and bears interest principally at fixed rates. Interest on variable-rate long-term debt is determined by using the rates at December 31, 2006 (see Note 6).

(b) The short-term debt is primarily related to commercial paper at Pinnacle West (see Note 5).

(c) Future pension contributions are not determinable for time periods after 2007.

(d) Our fuel and purchased power commitments include purchases of coal, electricity, natural gas and nuclear fuel (see Note 11).

(e) These contractual obligations include commitments for capital expenditures and other obligations.

OFF-BALANCE SHEET ARRANGEMENTS

In 1986, APS entered into agreements with three separate VIE lessors in order to sell and lease back interests in Palo Verde Unit 2. The leases are accounted for as operating leases in accordance with GAAP. We are not the primary beneficiary of the Palo Verde VIEs and, accordingly, do not consolidate them.

APS is exposed to losses under the Palo Verde sale leaseback agreements upon the occurrence of certain events that APS does not consider to be reasonably likely to occur. Under certain circumstances (for example, the NRC issuing specified violation orders with respect to Palo Verde or the occurrence of specified nuclear events), APS would be required to assume the debt associated with the transactions, make specified payments to the equity participants, and take title to the leased Unit 2 interests, which, if appropriate, may be required to be written down in value. If such an event had occurred as of December 31, 2006, APS would have been required to assume approximately $214 million of debt and pay the equity participants approximately $177 million.

GUARANTEES AND LETTERS OF CREDIT

We and certain of our subsidiaries have issued guarantees and letters of credit in support of our unregulated businesses. We have also obtained surety bonds on behalf of APS Energy Services. We have not recorded any liability on our Consolidated Balance Sheets with respect to these obligations. We generally agree to indemnification provisions related to liabilities arising from or related to certain of our agreements, with limited exceptions depending on the particular agreement. See Note 21 for additional information regarding guarantees and letters of credit.

CREDIT RATINGS

The ratings of securities of Pinnacle West and APS as of February 28, 2007 are shown below. The ratings reflect the respective views of the rating agencies, from which an explanation of the significance of their ratings may be obtained. There is no assurance that these ratings will continue for any given period of time. The ratings may be revised or withdrawn entirely by the rating agencies, if, in their respective judgments, circumstances so warrant. Any downward revision or withdrawal may adversely affect the market price of Pinnacle West's or APS' securities and serve to increase the cost of and access to capital. It may also require additional collateral related to certain derivative instruments (see Note 18).

	MOODY'S	STANDARD & POOR'S	FITCH
PINNACLE WEST			
Senior unsecured (a)	Baa3(P)	BB+ (prelim)	N/A
Commercial paper	P-3	A-3	F-3
Outlook	Negative	Stable	Stable
APS			
Senior unsecured	Baa2	BBB-	BBB
Secured lease obligation bonds	Baa2	BBB-	BBB-
Commercial paper	P-2	A-3	F-2
Outlook	Negative	Stable	Stable

(a) Pinnacle West has a shelf registration under SEC Rule 415. Pinnacle West currently has no outstanding, rated senior unsecured securities. However, Moody's assigns a provisional (P) rating and Standard & Poor's assigns a preliminary (prelim) rating to the senior unsecured securities under such shelf registrations.

DEBT PROVISIONS

Pinnacle West's and APS' debt covenants related to their respective bank financing arrangements include debt to capitalization ratios. Certain of APS' bank financing arrangements also include an interest coverage test. Pinnacle West and APS comply with these covenants and each anticipates it will continue to meet these and other significant covenant requirements. For both Pinnacle West and APS, these covenants require that the ratio of consolidated debt to total consolidated capitalization not exceed 65%. At December 31, 2006, the ratio was approximately 48% for Pinnacle West and 46% for APS. The provisions regarding interest coverage require a minimum cash coverage of two times the interest requirements for APS. The interest coverage was approximately 4.7 times under APS' bank financing agreements as of December 31, 2006. Failure to comply with such covenant levels would result in an event of default which, generally speaking, would require the immediate repayment of the debt subject to the covenants and could cross-default other debt. See further discussion of "cross-default" provisions below.

Neither Pinnacle West's nor APS' financing agreements contain "rating triggers" that would result in an acceleration of the required interest and principal payments in the event of a rating downgrade. However, in the event of a rating downgrade, Pinnacle West and/or APS may be subject to increased interest costs under certain financing agreements.

All of Pinnacle West's loan agreements contain "cross-default" provisions that would result in defaults and the potential acceleration of payment under these loan agreements if Pinnacle West or APS were to default under certain other material agreements. All of APS' bank agreements contain cross-default provisions that would result in defaults and the potential acceleration of payment under these bank agreements if APS were to default under certain other material agreements. Pinnacle West and APS do not have a material adverse change restriction for revolver borrowings.

See Note 6 for further discussions.

Capital Needs and Resources

PINNACLE WEST (PARENT COMPANY)

Our primary cash needs are for dividends to our shareholders and principal and interest payments on our long-term debt. On October 18, 2006, our Board of Directors increased the common stock dividend to an indicated annual rate of $2.10 per share from $2.00 per share, effective with the December 1, 2006 dividend payment. The level of our common stock dividends and future dividend growth will be dependent on a number of factors including, but not limited to, payout ratio trends, free cash flow and financial market conditions.

Our primary sources of cash are dividends from APS, external financings and cash distributions from our other subsidiaries, primarily SunCor. For the years 2004 through 2006, total dividends from APS were $510 million and total distributions from SunCor were $145 million. For 2006, cash contributions from APS were $170 million and distributions from SunCor were

$10 million. An existing ACC order requires APS to maintain a common equity ratio of at least 40% and prohibits APS from paying common stock dividends if the payment would reduce its common equity below that threshold. As defined in the ACC order, the common equity ratio is common equity divided by the sum of common equity and long-term debt, including current maturities of long-term debt. At December 31, 2006, APS' common equity ratio, as defined, was approximately 53%.

At December 31, 2006, Pinnacle West's outstanding long-term debt, including current maturities, was $175 million. Pinnacle West has a $300 million revolving credit facility that terminates in December 2010. This line of credit is available to support the issuance of up to $250 million in commercial paper or to be used as bank borrowings, including issuances of letters of credit. At December 31, 2006, we had $28 million of commercial paper outstanding.

Pinnacle West sponsors a qualified defined benefit and account balance pension plan and a non-qualified supplemental excess benefit retirement plan for the employees of Pinnacle West and its subsidiaries. IRS regulations require us to contribute a minimum amount to the qualified plan. We contribute at least the minimum amount required under IRS regulations, but no more than the maximum tax-deductible amount. The minimum required funding takes into consideration the value of plan assets and our pension obligation. The assets in the plan are comprised of common stocks, bonds, fixed-income securities and domestic equity securities and short-term investments. Future year contribution amounts are dependent on fund performance and plan asset valuation assumptions. We contributed approximately $47 million in 2006. The contribution to our pension plan in 2007 is estimated to be approximately $24 million. The expected contribution to our other postretirement benefit plans in 2007 is estimated to be approximately $25 million. APS and other subsidiaries fund their share of the contributions. APS' share is approximately 97% of both plans.

In January 2006, Pinnacle West infused into APS $210 million of the proceeds from the sale of Silverhawk. See "Equity Infusions" in Note 3 for more information.

On February 28, 2006, Pinnacle West entered into an Uncommitted Master Shelf Agreement with Prudential Investment Management, Inc. ("Prudential") and certain of its affiliates. The agreement provides the terms under which Pinnacle West may offer up to $200 million of its senior notes for purchase by Prudential affiliates at any time prior to December 31, 2007. The maturity of notes issued under the agreement cannot exceed five years. Pursuant to the agreement, on February 28, 2006, Pinnacle West issued and sold to Prudential affiliates $175 million of its 5.91% Senior Notes, Series A, due February 28, 2011 (the "Series A Notes").

On April 3, 2006, Pinnacle West repaid $300 million of its 6.40% Senior Notes due April 2006. Pinnacle West used the proceeds of the Series A Notes, cash on hand and commercial paper proceeds to repay these notes.

On January 4, 2007, the FERC issued an order permitting Pinnacle West to transfer its market based rate tariff and wholesale power sales agreements to a newly-created Pinnacle West subsidiary, Pinnacle West Marketing & Trading. Pinnacle West completed the transfer on February 1, 2007, which resulted in Pinnacle West no longer being a public utility under the Federal Power Act. As a result, Pinnacle West is no longer subject to FERC jurisdiction in connection with its issuance of securities or its incurrence of long-term debt.

APS

APS' capital requirements consist primarily of capital expenditures and optional and mandatory redemptions of long-term debt. APS pays for its capital requirements with cash from operations and, to the extent necessary, external financings. APS has historically paid its dividends to Pinnacle West with cash from operations. See "Pinnacle West (Parent Company)" above for a discussion of the common equity ratio that APS must maintain in order to pay dividends to Pinnacle West.

Although provisions in APS' articles of incorporation and ACC financing orders establish maximum amounts of preferred stock and debt that APS may issue, APS does not expect any of these provisions to limit its ability to meet its capital requirements. On December 15, 2006, APS filed a financing application with the ACC requesting an increase in APS' current long-term debt authorization (approximately $3.2 billion) to approximately $4.2 billion in light of the projected growth of APS and its customer base and the resulting projected future financing needed to fund APS' capital expenditure and maintenance program and other cash requirements.

On August 3, 2006, APS issued $400 million of debt as follows: $250 million of its 6.25% Notes due 2016 and $150 million of its 6.875% Notes due 2036. A portion of the proceeds was used to pay at maturity approximately $84 million of APS' 6.75% Senior Notes due November 15, 2006. The remainder may be used to fund its construction program and other general corporate purposes.

On September 28, 2006, APS put in place an additional $500 million revolving credit facility that terminates in September 2011. APS may increase the amount of the facility up to a maximum facility of $600 million upon the satisfaction of certain conditions. APS will use the facility for general corporate purposes. The facility can also be used for the issuance of letters of credit. Interest rates are based on APS' senior unsecured debt credit ratings.

See "Deferred Fuel and Purchased Power Costs" above and "Power Supply Adjustor" in Note 3 for information regarding the PSA approved by the ACC. Although APS defers actual retail fuel and purchased power costs on a current basis, APS' recovery of the deferrals from its ratepayers is subject to the ACC's approval of annual PSA adjustments and periodic surcharge applications. During 2006, APS recovered approximately $265 million of PSA deferrals, which provided cash flow but had no effect on earnings because of amortization of the same amount recorded as fuel and purchased power expense.

APS' outstanding debt was approximately $2.9 billion at December 31, 2006. APS has two committed lines of credit totaling $900 million that are available either to support the issuance of up to $250 million in commercial paper or to be used for bank borrowings, including issuances of letters of credit. The $400 million line terminates in December 2010 and the $500 million line terminates in September 2011. At December 31, 2006, APS had no outstanding commercial paper or bank borrowings. APS ended 2006 in an invested cash position.

See "Cash Flow Hedges" in Note 18 for information related to decreased collateral provided to us by counterparties and the change in our margin account.

OTHER SUBSIDIARIES

During the past three years, SunCor funded its cash requirements with cash from operations and its own external financings. SunCor's capital needs consist primarily of capital expenditures for land development and retail and office building construction. See the capital expenditures table above for actual capital expenditures during 2006 and projected capital expenditures for the next three years. SunCor expects to fund its future capital requirements with cash from operations and external financings.

SunCor's total outstanding debt was approximately $189 million as of December 31, 2006, including $118 million of debt classified as long-term debt under a $170 million line of credit. SunCor's long-term debt, including current maturities, was $181 million and total short-term debt was $8 million at December 31, 2006. See Note 6.

See Note 22 for a discussion of the sale of Pinnacle West Energy's 75% ownership interest in Silverhawk.

El Dorado expects minimal capital requirements over the next three years and intends to focus on prudently realizing the value of its existing investments.

APS Energy Services and Pinnacle West Marketing & Trading expect minimal capital expenditures over the next three years.

CRITICAL ACCOUNTING POLICIES

In preparing the financial statements in accordance with GAAP, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and actual results could differ from those estimates. We consider the following accounting policies to be our most critical because of the uncertainties, judgments and complexities of the underlying accounting standards and operations involved.

Regulatory Accounting

Regulatory accounting allows for the actions of regulators, such as the ACC and the FERC, to be reflected in our financial statements. Their actions may cause us to capitalize costs that would otherwise be included as an expense in the current period by unregulated companies. If future recovery of costs ceases to be probable, the assets would be written off as a charge in current period earnings. A major component of our regulatory assets is the retail fuel and power costs deferred under the PSA. APS defers for future rate recovery 90% of the difference between actual retail fuel and power costs and the amount of such costs currently included in base rates. We had $846 million, including $160 million related to the PSA, of regulatory assets on the Consolidated Balance Sheets at December 31, 2006. Included in the $160 million is approximately $45 million related to the 2005 unplanned Palo Verde outages and $79 million related to the 2006 unplanned outages, which currently are the subject of inquiry by the ACC.

At December 31, 2006, APS recorded a regulatory asset of $473 million in accordance with SFAS No. 158 for pension and other postretirement benefits. This regulatory asset represents the future recovery of these costs through retail rates as these amounts are charged to earnings. If these costs are disallowed by the ACC this regulatory asset would be charged to OCI.

In addition, we had $635 million of regulatory liabilities on the Consolidated Balance Sheets at December 31, 2006, which primarily are related to removal costs. See Notes 1, 3 and 8 for more information about regulatory assets, APS' general rate case and the PSA.

Pensions and Other Postretirement Benefit Accounting

Changes in our actuarial assumptions used in calculating our pension and other postretirement benefit liability and expense can have a significant impact on our earnings and financial position. The most relevant actuarial assumptions are the discount rate used to measure our liability and net periodic cost, the expected long-term rate of return on plan assets used to estimate earnings on invested funds over the long-term, and the assumed healthcare cost trend rates. We review these assumptions on an annual basis and adjust them as necessary.

The following chart reflects the sensitivities that a change in certain actuarial assumptions would have had on the December 31, 2006 reported pension liability on the Consolidated Balance Sheets and our 2006 reported pension expense, after consideration of amounts capitalized or billed to electric plant participants, on Pinnacle West's Consolidated Statements of Income (dollars in millions):

	INCREASE (DECREASE)	
ACTUARIAL ASSUMPTION (a)	IMPACT ON PENSION LIABILITY	IMPACT ON PENSION EXPENSE
Discount rate:		
Increase 1%	$ (217)	$ (9)
Decrease 1%	249	9
Expected long-term rate of return on plan assets:		
Increase 1%	–	(5)
Decrease 1%	–	5

(a) Each fluctuation assumes that the other assumptions of the calculation are held constant while the rates are changed by one percentage point.

The following chart reflects the sensitivities that a change in certain actuarial assumptions would have had on the December 31, 2006 reported other postretirement benefit obligation on the Consolidated Balance Sheets and our 2006 reported other postretirement benefit expense, after consideration of amounts capitalized or billed to electric plant participants, on Pinnacle West's Consolidated Statements of Income (dollars in millions):

	INCREASE (DECREASE)	
ACTUARIAL ASSUMPTION (a)	IMPACT ON OTHER POSTRETIREMENT BENEFIT OBLIGATION	IMPACT ON OTHER POSTRETIREMENT BENEFIT EXPENSE
Discount rate:		
Increase 1%	$ (92)	$ (5)
Decrease 1%	108	5
Health care cost trend rate (b):		
Increase 1%	105	8
Decrease 1%	(87)	(7)
Expected long-term rate of return on plan assets - pretax:		
Increase 1%	–	(2)
Decrease 1%	–	2

(a) Each fluctuation assumes that the other assumptions of the calculation are held constant while the rates are changed by one percentage point.
(b) This assumes a 1% change in the initial and ultimate health care cost trend rate.

See Note 8 for further details about our pension and other postretirement benefit plans.

Derivative Accounting

Derivative accounting requires evaluation of rules that are complex and subject to varying interpretations. Our evaluation of these rules, as they apply to our contracts, determines whether we use accrual accounting (for contracts designated as normal) or fair value (mark-to-market) accounting. Mark-to-market accounting requires that changes in the fair value are recognized periodically in income unless certain hedge criteria are met. For fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item associated with the hedged risk are recognized in earnings. For cash flow hedges, the effective portion of changes in the fair value of the derivative are recognized in common stock equity (as a component of other comprehensive income (loss)).

The fair value of our derivative contracts is not always readily determinable. In some cases, we use models and other valuation techniques to determine fair value. The use of these models and valuation techniques sometimes requires subjective and complex judgment. Actual results could differ from the results estimated through application of these methods. Our marketing and trading portfolio consists of structured activities hedged with a portfolio of forward purchases that protects the economic value of the sales transactions. See "Market Risks – Commodity Price Risk" below for quantitative analysis. See Note 1 for discussion on accounting policies and Note 18 for a further discussion on derivative and energy trading accounting.

OTHER ACCOUNTING MATTERS

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109." This guidance requires us to recognize the tax benefits of an uncertain tax position if it is more likely than not that the benefit will be sustained upon examination by the taxing authority. A tax position that meets the more-likely-than-not recognition threshold must be recognized in the financial statements at the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The Interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating this new guidance and believe it will not have a material impact on retained earnings.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This guidance establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating this new guidance.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 is effective for us on January 1, 2008. We are currently evaluating the impact of this new standard.

See the following Notes for information about new accounting standards:

- See Note 8 for a discussion of SFAS No. 158 on pension and other postretirement plans.
- See Note 16 for a discussion of the accounting standard (SFAS No. 123(R)) on stock-based compensation.

FACTORS AFFECTING OUR FINANCIAL OUTLOOK

Factors Affecting Operating Revenues,
Fuel and Purchased Power Costs

GENERAL Electric operating revenues are derived from sales of electricity in regulated retail markets in Arizona and from competitive retail and wholesale power markets in the western United States. For the years 2004 through 2006, retail electric revenues comprised approximately 82% of our total electric operating revenues. Our electric operating revenues are affected by electricity sales volumes related to customer mix, customer growth, average usage per customer, electricity rates and tariffs, variations in weather from period to period, and amortization of PSA deferrals. Competitive retail sales of energy and energy-related products and services are made by APS Energy Services in certain western states that have opened to competition. Off-system sales of excess generation output, purchased power and natural gas are included in regulated electricity segment revenues and related fuel and purchased power because the gross margin is credited to APS' retail customers through the PSA (see Note 3). These revenue transactions are affected by the availability of excess generation or other energy resources and wholesale market conditions, including demand and prices. Competitive wholesale transactions are made by the marketing and trading group through structured trading opportunities involving matched sales and purchases of commodities.

RETAIL RATE PROCEEDINGS The key issue affecting Pinnacle West's and APS' financial outlook is the satisfactory resolution of APS' retail rate proceedings pending before the ACC, which are discussed in greater detail in Note 3. The most significant pending retail rate proceedings are APS' general rate case request and an application for a 1.9% PSA surcharge, or temporary rate increase, related to incremental replacement power costs incurred by APS in 2005 in connection with unplanned outages at Palo Verde, which is subject to the ACC's review of the unplanned outages. These matters have been consolidated procedurally and a decision on them by the ACC is expected in the second quarter of 2007. In addition, the ACC staff is conducting a review of the prudence of approximately $79 million in PSA deferrals related to 2006 unplanned outages at Palo Verde.

FUEL AND PURCHASED POWER COSTS Fuel and purchased power costs included on our income statements are impacted by our electricity sales volumes, existing contracts for purchased power and generation fuel, our power plant performance, transmission availability or constraints, prevailing market prices, new generating plants being placed in service in our market areas, our hedging program for managing such costs and, since April 1, 2005, PSA deferrals and amortization thereof. See "Power Supply Adjustor" in Note 3 for information regarding the PSA, including PSA deferrals related to Palo Verde unplanned outages and reduced power operations that are the subject of ACC prudence reviews. See "Natural Gas Supply" in Note 11 for more information on fuel costs. APS' recovery of PSA deferrals from its ratepayers is subject to the ACC's approval of annual PSA adjustments and periodic surcharge applications.

CUSTOMER AND SALES GROWTH The customer and sales growth referred to in this paragraph applies to Native Load customers and sales to them. Customer growth in APS' service territory was 4.4% during 2006. Such growth averaged 4.1% a year for the three years from 2004 through 2006; and we currently expect customer growth to average about 4.0% per year from 2007 to 2009. For the three years 2004 through 2006, APS' actual retail electricity sales in kilowatt-hours grew at an average rate of 4.2%; adjusted to exclude effects of weather variations, such retail sales growth averaged 4.6% a year. We currently estimate that total retail electricity sales in kilowatt-hours will grow 3.2% on average, from 2007 through 2009, before the effects of weather variations. We currently expect our retail sales growth in 2007 to be below average because of potential effects on customer usage from the retail rate increases proposed by APS (see Note 3).

Actual sales growth, excluding weather-related variations, may differ from our projections as a result of numerous factors, such as economic conditions, customer growth, usage patterns and responses to retail price changes. Our experience indicates that a reasonable range of variation in our kilowatt-hour sales projection attributable to such economic factors can result in increases or decreases in annual net income of up to $10 million.

WEATHER In forecasting retail sales growth, we assume normal weather patterns based on historical data. Historical extreme weather variations have resulted in annual variations in net income in excess of $20 million. However, our experience indicates that the more typical variations from normal weather can result in increases or decreases in annual net income of up to $10 million.

WHOLESALE MARKET CONDITIONS The marketing and trading group focuses primarily on managing APS' risks relating to fuel and purchased power costs in connection with its costs of serving Native Load customer demand. The marketing and trading group, subject to specified parameters, markets, hedges and trades in electricity, fuels and emission allowances and credits.

Other Factors Affecting Financial Results

OPERATIONS AND MAINTENANCE EXPENSES Operations and maintenance expenses are impacted by growth, power plant additions and operations, inflation, outages, higher-trending pension and other postretirement benefit costs and other factors.

DEPRECIATION AND AMORTIZATION EXPENSES Depreciation and amortization expenses are impacted by net additions to utility plant and other property, which include generation construction, changes in depreciation and amortization rates, and changes in regulatory asset amortization.

PROPERTY TAXES Taxes other than income taxes consist primarily of property taxes, which are affected by the value of property in service and under construction, assessed valuation ratios, and tax rates. The average property tax rate for APS, which currently owns the majority of our property, was 8.9% of assessed value for 2006 and 9.2% for 2005 and 2004. We expect property taxes to increase as new power plants (including the Sundance Plant acquired in 2005) and additions to our transmission and distribution facilities are included in the property tax base.

INTEREST EXPENSE Interest expense is affected by the amount of debt outstanding and the interest rates on that debt. The primary factors affecting borrowing levels are expected to be our capital expenditures, long-term debt maturities, and internally generated cash flow. Capitalized interest offsets a portion of interest expense while capital projects are under construction. We stop accruing capitalized interest on a project when it is placed in commercial operation.

RETAIL COMPETITION Although some very limited retail competition existed in Arizona in 1999 and 2000, there are currently no active retail competitors providing unbundled energy or other utility services to APS' customers. We cannot predict when, and the extent to which, additional competitors will re-enter APS' service territory.

SUBSIDIARIES SunCor's net income was $61 million in 2006, $56 million in 2005, and $45 million in 2004. See Note 22 for further discussion. We currently expect SunCor's net income in 2007 will be between $30 million and $35 million. This estimate reflects a slowdown in the western United States residential real estate markets.

APS Energy Services' and El Dorado's historical results are not indicative of future performance.

GENERAL Our financial results may be affected by a number of broad factors. See "Forward-Looking Statements" for further information on such factors, which may cause our actual future results to differ from those we currently seek or anticipate.

Market Risks

Our operations include managing market risks related to changes in interest rates, commodity prices and investments held by our nuclear decommissioning trust fund.

INTEREST RATE AND EQUITY RISK

We have exposure to changing interest rates. Changing interest rates will affect interest paid on variable-rate debt and the market value of fixed income securities held by our nuclear decommissioning trust fund (see Note 12). The nuclear decommissioning trust fund also has risks associated with the changing market value of its investments. Nuclear decommissioning costs are recovered in regulated electricity prices.

The tables below present contractual balances of our consolidated long-term and short-term debt at the expected maturity dates as well as the fair value of those instruments on December 31, 2006 and 2005. The interest rates presented in the tables below represent the weighted-average interest rates as of December 31, 2006 and 2005 (dollars in thousands):

	SHORT-TERM DEBT		*VARIABLE-RATE LONG-TERM DEBT*		*FIXED-RATE LONG-TERM DEBT*	
2006	*INTEREST RATES*	*AMOUNT*	*INTEREST RATES*	*AMOUNT*	*INTEREST RATES*	*AMOUNT*
2007	6.26%	$ 35,750	10.25%	$ 112	5.78%	$ 1,549
2008	-	-	7.26%	161,356	5.39%	7,810
2009	-	-	9.37%	2,500	6.23%	5,371
2010	-	-	-	-	6.24%	6,455
2011	-	-	-	-	6.24%	576,320
Years thereafter	-	-	3.77%	565,855	5.81%	1,916,758
Total		$ 35,750		$ 729,823		$ 2,514,263
Fair value		$ 35,750		$ 729,823		$ 2,480,605

	SHORT-TERM DEBT		*VARIABLE-RATE LONG-TERM DEBT*		*FIXED-RATE LONG-TERM DEBT*	
2005	*INTEREST RATES*	*AMOUNT*	*INTEREST RATES*	*AMOUNT*	*INTEREST RATES*	*AMOUNT*
2006	7.11%	$ 15,673	5.38%	$ 350	6.47%	$ 386,624
2007	-	-	5.38%	350	5.90%	1,271
2008	-	-	5.93%	128,178	5.85%	1,318
2009	-	-	-	-	5.73%	1,014
2010	-	-	-	-	5.69%	1,077
Years thereafter	-	-	3.25%	565,855	5.79%	1,918,026
Total		$ 15,673		$ 694,733		$ 2,309,330
Fair value		$ 15,673		$ 694,733		$ 2,326,235

The tables below present contractual balances of APS' long-term debt at the expected maturity dates as well as the fair value of those instruments on December 31, 2006 and 2005. The interest rates presented in the tables below represent the weighted-average interest rates as of December 31, 2006 and 2005 (dollars in thousands):

	VARIABLE-RATE LONG-TERM DEBT		*FIXED-RATE LONG-TERM DEBT*	
2006	*INTEREST RATES*	*AMOUNT*	*INTEREST RATES*	*AMOUNT*
2007	–	$ –	6.18%	$ 1,033
2008	–	–	6.18%	1,230
2009	–	–	6.17%	1,020
2010	–	–	6.17%	1,111
2011	–	–	6.38%	401,320
Years thereafter	3.77%	565,855	5.81%	1,916,758
Total		$ 565,855		$ 2,322,472
Fair value		$ 565,855		$ 2,288,814

	VARIABLE-RATE LONG-TERM DEBT		*FIXED-RATE LONG-TERM DEBT*	
2005	*INTEREST RATES*	*AMOUNT*	*INTEREST RATES*	*AMOUNT*
2006	–	$ –	6.71%	$ 86,165
2007	–	–	5.76%	1,075
2008	–	–	5.74%	1,271
2009	–	–	5.70%	1,005
2010	–	–	5.69%	1,077
Years thereafter	3.25%	565,855	5.79%	1,918,026
Total		$ 565,855		$ 2,008,619
Fair value		$ 565,855		$ 2,025,001

COMMODITY PRICE RISK

We are exposed to the impact of market fluctuations in the commodity price and transportation costs of electricity, natural gas, coal and emissions allowances. We manage risks associated with these market fluctuations by utilizing various commodity instruments that qualify as derivatives, including exchange-traded futures and options and over-the-counter forwards, options and swaps. Our ERMC, consisting of officers and key management personnel, oversees company-wide energy risk management activities and monitors the results of marketing and trading activities to ensure compliance with our stated energy risk management and trading policies. As part of our risk management program, we use such instruments to hedge purchases and sales of electricity, fuels and emissions allowances and credits. The changes in market value of such contracts have a high correlation to price changes in the hedged commodities. In addition, subject to specified risk parameters monitored by the ERMC, we engage in marketing and trading activities intended to profit from market price movements.

The mark-to-market value of derivative instruments related to our risk management and trading activities are presented in two categories:

- Regulated Electricity – non-trading derivative instruments that hedge our purchases and sales of electricity and fuel for APS' Native Load requirements of our regulated electricity business segment; and
- Marketing and Trading – non-trading and trading derivative instruments of our competitive business activities.

The following tables show the pretax changes in mark-to-market of our non-trading and trading derivative positions in 2006 and 2005 (dollars in millions):

	2006		2005	
	REGULATED ELECTRICITY	MARKETING AND TRADING	REGULATED ELECTRICITY	MARKETING AND TRADING
Mark-to-market of net positions at beginning of period	$ 335	$ 181	$ 33	$ 107
Recognized in earnings:				
Change in mark-to-market gains (losses) for future period deliveries	(12)	(15)	14	20
Mark-to-market gains realized including ineffectiveness during the period	(3)	–	(8)	(14)
Deferred as a regulatory liability (asset)	(93)	–	31	–
Recognized in OCI:				
Changes in mark-to-market gains (losses) for future period deliveries (a)	(285)	(67)	359	102
Mark-to-market gains realized during the period	(4)	(22)	(94)	(34)
Change in valuation techniques	–	–	–	–
Mark-to-market of net positions at end of period	$ (62)	$ 77	$ 335	$ 181

(a) The change in regulated mark-to-market recorded in OCI is due primarily to changes in forward natural gas prices.

The tables below show the fair value of maturities of our non-trading and trading derivative contracts (dollars in millions) at December 31, 2006 by maturities and by the type of valuation that is performed to calculate the fair values. See Note 1, "Derivative Accounting," for more discussion of our valuation methods.

Regulated Electricity

SOURCE OF FAIR VALUE	2007	2008	2009	2010	2011	YEARS THEREAFTER	TOTAL FAIR VALUE
Prices actively quoted	$ (34)	$ (6)	$ (10)	$ –	$ –	$ –	$ (50)
Prices provided by other external sources	13	(3)	(1)	–	–	–	9
Prices based on models and other valuation methods	(3)	(2)	(2)	(3)	(2)	(9)	(21)
Total by maturity	$ (24)	$ (11)	$ (13)	$ (3)	$ (2)	$ (9)	$ (62)

Marketing and Trading

SOURCE OF FAIR VALUE	2007	2008	2009	2010	2011	TOTAL FAIR VALUE
Prices actively quoted	$ 9	$ –	$ –	$ –	$ –	$ 9
Prices provided by other external sources	40	17	–	–	2	59
Prices based on models and other valuation methods	(5)	17	(1)	(1)	(1)	9
Total by maturity	$ 44	$ 34	$ (1)	$ (1)	$ 1	$ 77

The table below shows the impact that hypothetical price movements of 10% would have on the market value of our risk management and trading assets and liabilities included on Pinnacle West's Consolidated Balance Sheets at December 31, 2006 and 2005 (dollars in millions).

COMMODITY	December 31, 2006 Gain (Loss) Price Up 10%	December 31, 2006 Gain (Loss) Price Down 10%	December 31, 2005 Gain (Loss) Price Up 10%	December 31, 2005 Gain (Loss) Price Down 10%
Mark-to-market changes reported in OCI (a):				
Electricity	$ 38	$ (38)	$ 66	$ (66)
Natural gas	80	(80)	103	(103)
Total	$ 118	$ (118)	$ 169	$ (169)

(a) These contracts are hedges of our forecasted purchases of natural gas and electricity. The impact of these hypothetical price movements would substantially offset the impact that these same price movements would have on the physical exposures being hedged.

CREDIT RISK

We are exposed to losses in the event of non-performance or non-payment by counterparties. See Note 1, "Derivative Accounting" for a discussion of our credit valuation adjustment policy. See Note 18 for further discussion of credit risk.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on current expectations, and Pinnacle West assumes no obligation to update these statements or make any further statements on any of these issues, except as required by applicable law. These forward-looking statements are often identified by words such as "estimate," "predict," "hope," "may," "believe," "anticipate," "plan," "expect," "require," "intend," "assume" and similar words. Because actual results may differ materially from expectations, we caution readers not to place undue reliance on these statements. A number of factors could cause future results to differ materially from historical results, or from results or outcomes currently expected or sought by Pinnacle West. In addition to the Risk Factors described in Item 1A of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, these factors include, but are not limited to:

- state and federal regulatory and legislative decisions and actions, including the outcome and timing of APS' retail rate proceedings pending before the ACC;
- the timely recovery of PSA deferrals, including such deferrals in 2005 and 2006 associated with unplanned Palo Verde outages and reduced power operations that are the subject of ACC prudence reviews;
- the ongoing restructuring of the electric industry, including the introduction of retail electric competition in Arizona and decisions impacting wholesale competition;
- the outcome of regulatory, legislative and judicial proceedings, both current and future, relating to the restructuring;
- market prices for electricity and natural gas;
- power plant performance and outages;
- transmission outages and constraints;
- weather variations affecting local and regional customer energy usage;
- customer growth and energy usage;
- regional economic and market conditions, including the results of litigation and other proceedings resulting from the California energy situation, volatile fuel and purchased power costs and the completion of generation and transmission construction in the region, which could affect customer growth and the cost of power supplies;
- the cost of debt and equity capital and access to capital markets;
- current credit ratings remaining in effect for any given period of time;
- our ability to compete successfully outside traditional regulated markets (including the wholesale market);

- the performance of our marketing and trading activities due to volatile market liquidity and any deteriorating counterparty credit and the use of derivative contracts in our business (including the interpretation of the subjective and complex accounting rules related to these contracts);
- changes in accounting principles generally accepted in the United States of America and the interpretation of those principles;
- the performance of the stock market and the changing interest rate environment, which affect the value of our nuclear decommissioning trust, pension, and other postretirement benefit plan assets, the amount of required contributions to Pinnacle West's pension plan and contributions to APS' nuclear decommissioning trust funds, as well as the reported costs of providing pension and other postretirement benefits;
- technological developments in the electric industry;
- the strength of the real estate market in SunCor's market areas, which include Arizona, Idaho, New Mexico and Utah; and
- other uncertainties, all of which are difficult to predict and many of which are beyond the control of Pinnacle West and APS.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13(a)-15(f), for Pinnacle West Capital Corporation. Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein and relates also to the Company's consolidated financial statements.

February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
PINNACLE WEST CAPITAL CORPORATION
PHOENIX, ARIZONA

We have audited the accompanying consolidated balance sheets of Pinnacle West Capital Corporation and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in common stock equity, and cash flows for each of the three years in the period ended December 31, 2006. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 8 to the accompanying consolidated financial statements, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Phoenix, Arizona
February 28, 2007

CONSOLIDATED STATEMENTS OF INCOME

(DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

YEAR ENDED DECEMBER 31,	2006	2005	2004
OPERATING REVENUES			
Regulated electricity segment	$ 2,635,036	$ 2,237,145	$ 2,035,247
Real estate segment	399,798	338,031	350,315
Marketing and trading	330,742	351,558	400,628
Other revenues	36,172	61,221	42,816
Total	3,401,748	2,987,955	2,829,006
OPERATING EXPENSES			
Regulated electricity segment fuel and purchased power	960,649	595,141	567,433
Real estate segment operations	324,861	278,366	284,194
Marketing and trading fuel and purchased power	290,637	293,091	320,667
Operations and maintenance	691,277	635,827	592,320
Depreciation and amortization	358,644	347,652	391,597
Taxes other than income taxes	128,395	132,040	120,722
Other expenses	28,415	51,987	34,108
Regulatory disallowance (Note 3)	–	138,562	–
Total	2,782,878	2,472,666	2,311,041
OPERATING INCOME	618,870	515,289	517,965
OTHER			
Allowance for equity funds used during construction	14,312	11,191	4,885
Other income (Note 19)	44,016	23,360	53,289
Other expenses (Note 19)	(27,800)	(26,716)	(21,340)
Total	30,528	7,835	36,834
INTEREST EXPENSE			
Interest charges	196,826	185,087	183,527
Capitalized interest	(20,989)	(12,018)	(11,460)
Total	175,837	173,069	172,067
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	473,561	350,055	382,732
INCOME TAXES	156,418	126,892	136,142
INCOME FROM CONTINUING OPERATIONS	317,143	223,163	246,590
Income (loss) from discontinued operations – net of income tax expense (benefit) of $6,570, ($29,797) and ($1,805)	10,112	(46,896)	(3,395)
NET INCOME	$ 327,255	$ 176,267	$ 243,195
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING – BASIC	99,417	96,484	91,397
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING – DILUTED	100,010	96,590	91,532
EARNINGS PER WEIGHTED-AVERAGE COMMON SHARE OUTSTANDING			
Income from continuing operations – basic	$ 3.19	$ 2.31	$ 2.70
Net income – basic	3.29	1.83	2.66
Income from continuing operations – diluted	3.17	2.31	2.69
Net income – diluted	3.27	1.82	2.66
DIVIDENDS DECLARED PER SHARE	$ 2.025	$ 1.925	$ 1.825

See Notes to Pinnacle West's Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2006	2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 87,210	$ 154,003
Investment in debt securities	32,700	-
Customer and other receivables	501,628	502,681
Allowance for doubtful accounts	(5,597)	(4,979)
Materials and supplies (at average cost)	125,802	109,736
Fossil fuel (at average cost)	21,973	23,658
Deferred income taxes (Note 4)	982	-
Assets from risk management and trading activities (Note 18)	641,040	827,779
Assets held for sale (Note 22)	-	202,645
Other current assets	68,924	75,869
Total current assets	1,474,662	1,891,392
INVESTMENTS AND OTHER ASSETS		
Real estate investments – net (Notes 1 and 6)	526,008	390,702
Assets from long-term risk management and trading activities (Note 18)	167,211	597,831
Decommissioning trust accounts (Note 12)	343,771	293,943
Other assets	111,388	111,931
Total investments and other assets	1,148,378	1,394,407
PROPERTY, PLANT AND EQUIPMENT (NOTES 1, 6, 9 AND 10)		
Plant in service and held for future use	11,154,919	10,727,695
Less accumulated depreciation and amortization	3,797,475	3,622,884
Net	7,357,444	7,104,811
Construction work in progress	368,284	327,172
Intangible assets, net of accumulated amortization of $218,836 and $182,576	96,100	90,916
Nuclear fuel, net of accumulated amortization of $50,741 and $53,984	60,100	54,184
Total property, plant and equipment	7,881,928	7,577,083
DEFERRED DEBITS		
Deferred fuel and purchased power regulatory asset (Notes 1, 3 and 4)	160,268	172,756
Other regulatory assets (Notes 1, 3 and 4)	686,016	151,123
Other deferred debits	104,691	135,884
Total deferred debits	950,975	459,763
TOTAL ASSETS	$ 11,455,943	$ 11,322,645

See Notes to Pinnacle West's Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2006	2005
LIABILITIES AND COMMON STOCK EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 346,047	$ 377,107
Accrued taxes	263,935	289,235
Accrued interest	48,746	31,774
Short-term borrowings (Note 5)	35,750	15,673
Current maturities of long-term debt (Note 6)	1,596	384,947
Customer deposits	70,168	60,509
Deferred income taxes (Note 4)	-	94,710
Liabilities from risk management and trading activities (Note 18)	558,195	720,693
Other current liabilities	134,123	297,425
Total current liabilities	1,458,560	2,272,073
LONG-TERM DEBT LESS CURRENT MATURITIES (NOTE 6)	3,232,633	2,608,455
DEFERRED CREDITS AND OTHER		
Deferred income taxes (Note 4)	1,225,798	1,225,253
Regulatory liabilities (Notes 1, 3 and 4)	635,431	592,494
Liability for asset retirements (Note 12)	268,389	269,011
Liabilities for pension and other postretirement benefits (Note 8)	588,852	264,476
Liabilities from risk management and trading activities (Note 18)	171,170	256,413
Unamortized gain – sale of utility plant (Note 9)	41,182	45,757
Other	387,812	363,749
Total deferred credits and other	3,318,634	3,017,153
COMMITMENTS AND CONTINGENCIES (NOTES 3, 11, 12 AND 21)		
COMMON STOCK EQUITY (NOTE 7)		
Common stock, no par value; authorized 150,000,000 shares; issued 99,961,066 at end of 2006 and 99,077,133 at end of 2005	2,114,550	2,067,377
Treasury stock at cost; 2,419 shares at end of 2006 and 20,058 shares at end of 2005	(449)	(1,245)
Total common stock	2,114,101	2,066,132
Accumulated other comprehensive income (loss):		
Pension and other postretirement benefits (Note 8)	(19,263)	(97,277)
Derivative instruments	31,531	262,397
Total accumulated other comprehensive income	12,268	165,120
Retained earnings	1,319,747	1,193,712
Total common stock equity	3,446,116	3,424,964
TOTAL LIABILITIES AND COMMON STOCK EQUITY	$ 11,455,943	$ 11,322,645

See Notes to Pinnacle West's Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 327,255	$ 176,267	$ 243,195
Adjustments to reconcile net income to net cash provided by operating activities:			
Silverhawk impairment loss	-	91,025	-
Regulatory disallowance	-	138,562	-
Equity earnings in Phoenix Suns partnership	-	-	(34,594)
Depreciation and amortization including nuclear fuel	386,760	381,604	432,161
Deferred fuel and purchased power	(252,849)	(172,756)	-
Deferred fuel and purchased power amortization	265,337	-	-
Allowance for equity funds used during construction	(14,312)	(11,191)	(4,885)
Deferred income taxes	27,738	(23,806)	(113,850)
Change in mark-to-market valuations	28,464	(11,670)	(18,915)
Changes in current assets and liabilities:			
Customer and other receivables	9,189	(38,763)	(11,056)
Materials, supplies and fossil fuel	(9,094)	(16,836)	2,621
Other current assets	10,673	(28,215)	25,380
Accounts payable	(46,055)	(6,392)	85,344
Accrued taxes	(22,329)	43,624	175,842
Other current liabilities	21,763	1,567	10,561
Proceeds from the sale of real estate assets	34,990	16,218	80,035
Real estate investments	(126,229)	(88,055)	(62,812)
Change in risk management and trading – liabilities	(133,197)	110,393	13,018
Collateral	(165,828)	192,040	12,619
Change in pension and other postretirement liabilities	7,488	3,116	23,822
Change in other long-term assets	20,330	(97,893)	(39,215)
Change in other long-term liabilities	23,408	71,457	31,621
Net cash flow provided by operating activities	393,502	730,296	850,892
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(737,779)	(633,532)	(538,842)
Capitalized interest	(20,990)	(12,018)	(16,311)
Purchase of Sundance Plant	-	(185,046)	-
Proceeds from sale of Silverhawk	207,620	-	90,967
Proceeds from the sale of the Phoenix Suns partnership	-	-	23,101
Purchases of investment securities	(1,439,404)	(2,962,278)	(1,040,955)
Proceeds from sale of investment securities	1,406,704	3,143,481	951,630
Proceeds from nuclear decommissioning trust sales	254,651	186,215	123,795
Investment in nuclear decommissioning trust	(275,393)	(204,633)	(135,239)
Proceeds from sale of real estate investments	39,621	82,719	-
Other	(3,763)	-	(3,072)
Net cash flow used for investing activities	(568,733)	(585,092)	(544,926)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of long-term debt	757,636	1,088,815	478,328
Repayment of long-term debt	(527,864)	(1,288,034)	(604,015)
Short-term borrowings and payments – net	9,911	(46,413)	(15,051)
Dividends paid on common stock	(201,220)	(186,677)	(166,772)
Common stock equity issuance	39,548	298,168	18,291
Other	30,427	(20,426)	9,690
Net cash flow provided by (used for) financing activities	108,438	(154,567)	(279,529)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(66,793)	(9,363)	26,437
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	154,003	163,366	136,929
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 87,210	$ 154,003	$ 163,366
Supplemental disclosure of cash flow information			
Cash paid during the period for:			
Income taxes paid, net of refunds	$ 157,245	$ 86,711	$ 66,447
Interest paid, net of amounts capitalized	$ 153,503	$ 181,975	$ 191,865

See Notes to Pinnacle West's Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCK EQUITY

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2006	2005	2004
COMMON STOCK (NOTE 7)			
Balance at beginning of year	$ 2,067,377	$ 1,769,047	$ 1,744,354
Issuance of common stock	39,420	298,330	18,291
Other	7,753	–	6,402
Balance at end of year	2,114,550	2,067,377	1,769,047
TREASURY STOCK (NOTE 7)			
Balance at beginning of year	(1,245)	(428)	(3,273)
Purchase of treasury stock	(229)	(1,601)	(2,986)
Reissuance of treasury stock used for stock compensation, net	1,025	784	5,831
Balance at end of year	(449)	(1,245)	(428)
RETAINED EARNINGS			
Balance at beginning of year	1,193,712	1,204,122	1,127,699
Net income	327,255	176,267	243,195
Common stock dividends	(201,220)	(186,677)	(166,772)
Balance at end of year	1,319,747	1,193,712	1,204,122
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Balance at beginning of year	165,120	(22,545)	(39,001)
Unrealized gain (loss) on derivative instruments, net of tax expense (benefit) of ($137,606), $179,927 and $31,117	(214,777)	281,019	48,226
Reclassification of realized gain to income, net of tax benefit of ($10,308), ($50,056) and ($10,695)	(16,089)	(77,865)	(16,546)
Minimum pension liability adjustment, net of tax expense (benefit) of $28,245, ($9,526) and ($9,756)	44,086	(15,489)	(15,224)
Adjustment to reflect a change in accounting for pension and other postretirement benefits, net of tax expense of $22,412 (Note 8)	33,928	–	–
Balance at end of year	12,268	165,120	(22,545)
TOTAL COMMON STOCK EQUITY	$ 3,446,116	$ 3,424,964	$ 2,950,196
COMPREHENSIVE INCOME			
Net income	$ 327,255	$ 176,267	$ 243,195
Other comprehensive income (loss)	(186,780)	187,665	16,456
Comprehensive income	$ 140,475	$ 363,932	$ 259,651

See Notes to Pinnacle West's Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation and Nature of Operations

Pinnacle West's Consolidated Financial Statements include the accounts of Pinnacle West and our subsidiaries: APS, Pinnacle West Energy (dissolved as of August 31, 2006), APS Energy Services, SunCor, El Dorado and Pinnacle West Marketing & Trading. See Note 22 for a discussion of the sale of NAC in November 2004. Significant intercompany accounts and transactions between the consolidated companies have been eliminated.

APS is a vertically-integrated electric utility that provides either retail or wholesale electric service to substantially all of the state of Arizona, with the major exceptions of about one-half of the Phoenix metropolitan area, the Tucson metropolitan area and Mohave County in northwestern Arizona. APS Energy Services was formed in 1998 and provides competitive commodity energy and energy-related products to key customers in competitive markets in the western United States. SunCor is a developer of residential, commercial and industrial real estate projects in Arizona, New Mexico, Idaho and Utah. El Dorado is an investment firm.

Accounting Records and Use of Estimates

Our accounting records are maintained in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Accounting

We are exposed to the impact of market fluctuations in the commodity price and transportation costs of electricity, natural gas and emissions allowances and in interest rates. We manage risks associated with these market fluctuations by utilizing various instruments that qualify as derivatives, including exchange-traded futures and options and over-the-counter forwards, options and swaps. As part of our overall risk management program, we use such instruments to hedge purchases and sales of electricity, fuels, and emissions allowances and credits. In addition, subject to specified risk parameters monitored by the ERMC, we engage in marketing and trading activities intended to profit from market price movements.

We account for our derivative contracts in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that entities recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of derivative instruments are either recognized periodically in income or, if certain hedge criteria are met, in common stock equity (as a component of other comprehensive income (loss)). To the extent the amounts that would otherwise be recognized in income are eligible to be recovered through the PSA, the amounts will be recorded as either a regulatory asset or liability and have no effect on earnings. SFAS No. 133 provides a scope exception for contracts that meet the normal purchases and sales criteria specified in the standard. Contracts that do not meet the definition of a derivative are accounted for on an accrual basis with the associated revenues and costs recorded at the time the contracted commodities are delivered or received.

Under fair value (mark-to-market) accounting, derivative contracts for the purchase or sale of energy commodities are reflected at fair market value, net of valuation adjustments, as current or long-term assets and liabilities from risk management and trading activities on the Consolidated Balance Sheets.

We determine fair market value using actively-quoted prices when available. We consider quotes for exchange-traded contracts and over-the-counter quotes obtained from independent brokers to be actively-quoted.

When actively-quoted prices are not available, we use prices provided by other external sources. This includes quarterly and calendar year quotes from independent brokers, which we convert into monthly prices using historical relationships.

For options, long-term contracts and other contracts for which price quotes are not available, we use models and other valuation methods. The valuation models we employ utilize spot prices, forward prices, historical market data and other factors to forecast future prices. The primary valuation technique we use to calculate the fair value of contracts where price quotes are not available is based on the extrapolation of forward pricing curves using observable market data for more liquid delivery points in the same region and actual transactions at the more illiquid delivery points. We also value option contracts using a variation of the Black-Scholes option-pricing model.

For non-exchange traded contracts, we calculate fair market value based on the average of the bid and offer price, discounted to reflect net present value. We maintain certain valuation adjustments for a number of risks associated with the valuation of future commitments. These include valuation adjustments for liquidity and credit risks based on the financial condition of counterparties. The liquidity valuation adjustment represents the cost that would be incurred if all unmatched positions were closed-out or hedged.

The credit valuation adjustment represents estimated credit losses on our overall exposure to counterparties, taking into account netting arrangements, expected default experience for the credit rating of the counterparties and the overall diversification of the portfolio. Counterparties in the portfolio consist principally of major energy companies, municipalities, local distribution companies and financial institutions. We maintain credit policies that management believes minimize overall credit risk. Determination of the credit quality of counterparties is based upon a number of factors, including credit ratings, financial condition, project economics and collateral requirements. When applicable, we employ standardized agreements that allow for the netting of positive and negative exposures associated with a single counterparty.

The use of models and other valuation methods to determine fair market value often requires subjective and complex judgment. Actual results could differ from the results estimated through application of these methods. Our marketing and trading portfolio includes structured activities hedged with a portfolio of forward purchases that protects the economic value of the sales transactions. Our practice is to hedge within timeframes established by the ERMC.

See Note 18 for additional information about our derivative and energy trading accounting policies.

See Note 2 for information about a new accounting standard on fair value measurements.

Regulatory Accounting

APS is regulated by the ACC and the FERC. The accompanying financial statements reflect the rate-making policies of these commissions. For regulated operations, we prepare our financial statements in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." SFAS No. 71 requires a cost-based, rate-regulated enterprise to reflect the impact of regulatory decisions in its financial statements. As a result, we capitalize certain costs that would be included as expense in the current period by unregulated companies. Regulatory assets represent incurred costs that have been deferred because they are probable of future recovery in customer rates. Regulatory liabilities generally represent expected future costs that have already been collected from customers.

Management continually assesses whether our regulatory assets are probable of future recovery by considering factors such as applicable regulatory environment changes and recent rate orders to other regulated entities in the same jurisdiction. This determination reflects the current political and regulatory climate in the state and is subject to change in the future. If future recovery of costs ceases to be probable, the assets would be written off as a charge in current period earnings.

A major component of our regulatory assets is the retail fuel and power costs deferred under the PSA. APS defers for future rate recovery 90% of the difference between actual retail fuel and purchased power costs and the amount of such costs currently included in base rates.

The detail of regulatory assets is as follows (dollars in millions):

DECEMBER 31,	2006	2005
Pension and other postretirement benefits (Note 8)	$ 473	$ –
Deferred fuel purchased power (a) (Note 3)	160	173
Deferred fuel and purchased power – mark-to-market	62	–
Competition rules compliance charge (a)	34	42
Deferred compensation	28	25
Regulatory asset for deferred income taxes	27	19
Loss on reacquired debt (b)	17	18
Other	45	47
Total regulatory assets	$ 846	$ 324

(a) Subject to a carrying charge.
(b) See "Reacquired Debt Costs" below.

The detail of regulatory liabilities is as follows (dollars in millions):

DECEMBER 31,	2006	2005
Removal costs (a)	$ 387	$ 385
Regulatory liability related to asset retirement obligations	133	101
Tax benefit of Medicare subsidy	46	–
Deferred fuel and purchased power – mark-to-market	–	31
Regulatory liability for deferred income taxes	15	24
Deferred interest income (b)	18	22
Deferred gains on utility property (b)	20	20
Other	16	9
Total regulatory liabilities	$ 635	$ 592

(a) In accordance with SFAS No. 71, APS accrues for removal costs for its regulated assets, even if there is no legal obligation for removal.
(b) Subject to a carrying charge.

Utility Plant and Depreciation

Utility plant is the term we use to describe the business property and equipment that supports electric service, consisting primarily of generation, transmission and distribution facilities. We report utility plant at its original cost, which includes:

- material and labor;
- contractor costs;
- capitalized leases;
- construction overhead costs (where applicable); and
- capitalized interest or an allowance for funds used during construction.

We expense the costs of plant outages, major maintenance and routine maintenance as incurred. We charge retired utility plant to accumulated depreciation. Liabilities associated with the retirement of tangible long-lived assets are recognized at fair value as incurred and capitalized as part of the related tangible long-lived assets. Accretion of the liability due to the passage of time is an operating expense and the capitalized cost is depreciated over the useful life of the long-lived asset. See Note 12.

APS records a regulatory liability for the asset retirement obligations related to its regulated assets. This regulatory liability represents the difference between the amount that has been recovered in regulated rates and the amount calculated under SFAS No. 143 "Accounting for Asset Obligations," as interpreted by FIN 47. APS believes it can recover in regulated rates the costs calculated in accordance with SFAS No. 143.

We record depreciation on utility plant on a straight-line basis over the remaining useful life of the related assets. The approximate remaining average useful lives of our utility property at December 31, 2006 were as follows:

- Fossil plant - 19 years;
- Nuclear plant - 18 years;
- Other generation - 28 years;
- Transmission - 40 years;
- Distribution - 28 years; and
- Other - 6 years.

For the years 2004 through 2006, the depreciation rates ranged from a low of 1.18% to a high of 11.43%. The weighted-average rate was 3.14 % for 2006, 3.0% for 2005 and 3.36% for 2004. We depreciate non-utility property and equipment over the estimated useful lives of the related assets, ranging from 3 to 34 years.

Investments

El Dorado accounts for its investments using the equity (if significant influence) and cost (less than 20% ownership) methods. See Note 22 for a discussion of the sale of NAC.

The Company's investments in the nuclear decommissioning trust fund are reviewed in accordance with EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." See Note 12 for more information on these investments.

Capitalized Interest

Capitalized interest represents the cost of debt funds used to finance non-regulated construction projects. The rate used to calculate capitalized interest was a composite rate of 6.8% for 2006, 5.7% for 2005 and 4.9% for 2004. Capitalized interest ceases to accrue when construction is complete.

Allowance for Funds Used During Construction

AFUDC represents the approximate net composite interest cost of borrowed funds and an allowed return on the equity funds used for construction of regulated utility plant. APS' allowance for borrowed funds is included in capitalized interest on the Consolidated Financial Statements. Plant construction costs, including AFUDC, are recovered in authorized rates through depreciation when completed projects are placed into commercial operation.

AFUDC was calculated by using a composite rate of 8.0% for 2006, 7.7% for 2005 and 8.4% for 2004. APS compounds AFUDC monthly and ceases to accrue AFUDC when construction work is completed and the property is placed in service.

Electric Revenues

We derive electric revenues from sales of electricity to our regulated Native Load customers and sales to other parties from our marketing and trading activities. Revenues related to the sale of electricity are generally recorded when service is rendered or electricity is delivered to customers. However, the determination and billing of electricity sales to individual Native Load customers is based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of electricity delivered to customers since the date of the last meter reading and billing and the corresponding unbilled revenue are estimated. We exclude sales taxes on electric revenues from both revenue and taxes other than income taxes. Beginning April 2005 in accordance with the order in the APS 2003 Rate Case, we exclude city franchise fees from both electric revenues and operating expenses.

Revenues from our Native Load customers and non-derivative instruments are reported on a gross basis on Pinnacle West's Consolidated Statements of Income. In the electricity business, some contracts to purchase energy are netted against other contracts to sell energy. This is called a "book-out" and usually occurs for contracts that have the same terms (quantities and delivery points) and for which power does not flow. We net these book-outs, which reduces both revenues and purchased power and fuel costs.

All gains and losses (realized and unrealized) on energy trading contracts that qualify as derivatives are included in marketing and trading revenues on the Consolidated Statements of Income on a net basis.

Real Estate Revenues

SunCor recognizes revenue from land, home and qualifying commercial operating assets sales in full, provided (a) the income is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete, that is, SunCor is not obligated to perform significant activities after the sale to earn the income. Unless both conditions exist, recognition of all or part of the income is postponed under the percentage of completion method per SFAS No. 66, "Accounting for Sales of Real Estate." SunCor recognizes income only after the assets' title has passed. Commercial property and management revenues are recorded over the term of the lease or period in which services are provided. In addition, see Note 22 – Discontinued Operations.

Real Estate Investments

Real estate investments primarily include SunCor's land, residential inventory, commercial property and investments in joint ventures. Land includes acquisition costs, infrastructure costs, property taxes and capitalized interest directly associated with the acquisition and development of each project. Land under development and land held for future development are stated at accumulated cost, except that, to the extent that such land is believed to be impaired, it is written down to fair value. Land held for sale is stated at the lower of accumulated cost or estimated fair value less costs to sell. Residential inventory consists of construction costs, improved lot costs, capitalized interest and property taxes on homes and condos under construction. Residential inventory is stated at the lower of accumulated cost or estimated fair value less costs to sell. Investments in joint ventures for which SunCor does not have a controlling financial interest are not consolidated but are accounted for using the equity method of accounting. In addition, see Note 22 – Discontinued Operations.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less at acquisition to be cash equivalents.

We have investments in auction rate securities in which interest rates are reset on a short-term basis; however, the underlying contract maturity dates extend beyond three months. We classify the investments in auction rate securities as investment in debt securities on our Consolidated Balance Sheets.

Nuclear Fuel

APS charges nuclear fuel to fuel expense by using the unit-of-production method. The unit of-production method is an amortization method based on actual physical usage. APS divides the cost of the fuel by the estimated number of thermal units it expects to produce with that fuel. APS then multiplies that rate by the number of thermal units produced within the current period. This calculation determines the current period nuclear fuel expense. APS also charges nuclear fuel expense for the interim storage and permanent disposal of spent nuclear fuel. The DOE is responsible for the permanent disposal of spent nuclear fuel, and it charges APS $0.001 per kWh of nuclear generation. See Note 11 for information about spent nuclear fuel disposal and Note 12 for information on nuclear decommissioning costs.

Income Taxes

Income taxes are provided using the asset and liability approach prescribed by SFAS No. 109, "Accounting for Income Taxes." We file our federal income tax return on a consolidated basis and we file our state income tax returns on a consolidated or unitary basis. In accordance with our intercompany tax sharing agreement, federal and state income taxes are allocated to each subsidiary as though each subsidiary filed a separate income tax return. Any difference between that method and the consolidated (and unitary) income tax liability is attributed to the parent company. The income tax liability accounts reflect the tax and interest associated with management's estimate of the most probable resolution of all known and measurable tax exposures. See Note 4. Also, see Note 2 for information regarding new accounting guidance on income taxes.

Reacquired Debt Costs

APS defers gains and losses incurred upon early retirement of debt. These costs are amortized equally on a monthly basis over the remaining life of the original debt consistent with its ratemaking treatment.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R), "Share-Based Payment," using the modified prospective application method. Because the fair value recognition provisions of both SFAS No. 123 and SFAS No. 123(R) are materially consistent with respect to our stock-based compensation plans, the adoption of SFAS No. 123(R) did not have a material impact on our financial statements.

In 2004, there was an immaterial difference between the stock compensation expense recorded in net income and the proforma stock compensation expense in accordance with SFAS No. 123.

Intangible Assets and Emission Allowance Inventory

We have no goodwill recorded and have separately disclosed other intangible assets, primarily software, on Pinnacle West's Consolidated Balance Sheets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The intangible assets are amortized over their finite useful lives. Amortization expense was $39 million in 2006, $33 million in 2005 and $34 million in 2004. Estimated amortization expense on existing intangible assets over the next five years is $34 million in 2007, $20 million in 2008, $12 million in 2009, $10 million in 2010 and $5 million in 2011. At December 31, 2006, the weighted average remaining amortization period for intangible assets is 3 years.

We account for our emission allowances at the lower of cost or market.

2. NEW ACCOUNTING STANDARDS

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109." This guidance requires us to recognize the tax benefits of an uncertain tax position if it is more likely than not that the benefit will be sustained upon examination by the taxing authority. A tax position that meets the more-likely-than-not recognition threshold must be recognized in the financial statements at the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The Interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating this new guidance and believe it will not have a material impact on retained earnings.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This guidance establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating this new guidance.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 is effective for us on January 1, 2008. We are currently evaluating the impact of this new standard.

See the following Notes for information about new accounting standards:

- See Note 8 for a discussion of SFAS No. 158 on pension and other postretirement plans.
- See Note 16 for a discussion of the accounting standard (SFAS No. 123(R)) on stock-based compensation.

3. REGULATORY MATTERS

APS General Rate Case

On December 15, 2006, hearings concluded in APS' general rate case before the ACC. APS is requesting a 20.4%, or $434.6 million, increase in its annual retail electricity revenues, designed to recover the following (dollars in millions):

	ANNUAL REVENUE INCREASE	*PERCENTAGE INCREASE*
Increased fuel and purchased power	$ 314.4	14.8%
Capital structure update	98.3	4.6%
Rate base update, including acquisition of Sundance Plant	46.2	2.2%
Pension funding	41.3	1.9%
Other items	(65.6)	(3.1)%
Total increase	$ 434.6	20.4%

The request is based on (a) a rate base of $4.5 billion as of September 30, 2005; (b) a base rate for fuel and purchased power costs of $0.0325 per kWh based on estimated 2007 prices; and (c) a capital structure of 45% long-term debt and 55% common stock equity, with a weighted-average cost of capital of 8.73% (5.41% for long-term debt and 11.50% for common stock equity). If the ACC approves the requested base rate increase for fuel and purchased power costs, subsequent PSA rate adjustments and/or PSA surcharges would be reduced because more of such costs would be recovered in base rates. See "Power Supply Adjustor" below.

APS has also suggested three additional measures for the ACC's consideration to improve APS' financial metrics while benefiting APS' customers in the long run:

- Allowing accelerated depreciation to address the large imbalance between APS' capital expenditures (estimated to average more than $900 million per year from 2007 through 2009) and its recovery of those expenses (in discussing this measure, APS assumed an increase of $50 million per year in allowed depreciation expense, which would increase APS' revenue requirement by that same amount);

- Placing generation and distribution construction work in progress ("CWIP") in rate base (in discussing this measure, APS assumed the inclusion of its June 30, 2006 CWIP balance of $261 million in rate base, which would increase APS' revenue requirement by about $33 million); and
- Approving an "attrition adjustment" to provide APS a reasonable opportunity to earn an authorized return on equity given overall cost increases and higher levels of construction needed to accommodate ongoing customer growth (APS suggested a minimum attrition adjustment that would increase the allowed return on equity by 1.7% to 4.1%).

The following table summarizes key rate case positions of APS, the ACC staff and the Arizona Residential Utility Consumer Office ("RUCO"), which the Arizona legislature established to represent the interests of residential utility consumers before the ACC:

	APS (a)		ACC STAFF (b)		RUCO (b)	
	ANNUAL REVENUE INCREASE	PERCENTAGE INCREASE	ANNUAL REVENUE INCREASE	PERCENTAGE INCREASE	ANNUAL REVENUE INCREASE	PERCENTAGE INCREASE
Annual revenue increase (decrease)						
Increased fuel and purchased power	$ 314.4	14.8%	$ 193.5	9.2%	$ 280.0	13.2%
Non-fuel components	120.2	5.6%	(1.0)	(0.1)%	(68.0)	(3.2)%
Total	$ 434.6	20.4%	$ 192.5	9.1%	$ 212.0	10.0%
Base fuel rate (¢kWh)	3.25¢		2.80¢		3.12¢	
Return on equity	11.5%		10.25%		9.25%	
Capital structure						
Long-term debt	45%		45%		50%	
Common equity	55%		55%		50%	
Rate base	$4.5 billion		$4.5 billion		$4.5 billion	
Test year ended	9/30/2005		9/30/2005		9/30/2005	

(a) APS rejoinder testimony (10/4/06).
(b) Final position per post-hearing brief and/or final schedules (1/22/07). The ACC staff has also recommended that the ACC establish minimum three-year capacity factor targets for Palo Verde based on a three-year average of Palo Verde performance as compared to a group of comparable nuclear plants, with the ACC to review the recovery of any incremental fuel and replacement power costs attributable to Palo Verde not meeting the minimum targets.

Other intervenors in the rate case include Arizonans for Electric Choice and Competition ("AECC"), a business coalition that advocates on behalf of retail electric customers in Arizona; and Phelps Dodge Mining Company ("Phelps Dodge"). In jointly-filed testimony, AECC and Phelps Dodge recommended that the ACC reduce APS' requested annual increase by at least $134 million.

Interim Rate Increase

On January 6, 2006, APS filed with the ACC an application requesting an emergency interim rate increase of $299 million, or approximately 14%, to be effective April 1, 2006. APS later reduced this request to $232 million, or approximately 11%, due to a decline in expected 2006 natural gas and wholesale power prices. The purpose of the emergency interim rate increase was solely to address APS' under-collection of higher annual fuel and purchased power costs. On May 2, 2006, the ACC approved an order in this matter that, among other things:

- authorized an interim PSA adjustor, effective May 1, 2006, that resulted in an interim retail rate increase of approximately 8.3% designed to recover approximately $138 million of fuel and purchased power costs incurred in 2006 (this interim adjustor, combined with the $15 million PSA surcharge approved by the ACC (see "Surcharge for Certain 2005 PSA Deferrals" below), resulted in a rate increase of approximately 9.0% designed to recover approximately $149 million of fuel and purchased power costs during 2006);

- provided that amounts collected through the interim PSA adjustor "remain subject to a prudency review at the appropriate time" and that "all unplanned Palo Verde outage costs for 2006 should undergo a prudence audit by [the ACC] Staff" (see "PSA Deferrals Related to Unplanned Palo Verde Outages" below);
- encouraged parties to APS' general rate case to "propose modifications to the PSA that will address on a permanent basis, the issues with timing of recovery when deferrals are large and growing";
- affirmed APS' ability to defer fuel and purchased power costs above the prior annual cap of $776.2 million until the ACC decides the general rate case; and
- encouraged APS to diversify its resources "through large scale, sustained energy efficiency programs, [using] low cost renewable energy resources as a hedge against high fossil fuel costs."

On December 8, 2006, the ACC approved APS' request to continue the interim PSA adjustor until rates become effective as a result of the general rate case.

Power Supply Adjustor

PSA PROVISIONS

The PSA approved by the ACC in April 2005 as part of APS' 2003 rate case provides for adjustment of retail rates to reflect variations in retail fuel and purchased power costs. Such adjustments are to be implemented by use of a PSA adjustor and PSA surcharges. On January 25, 2006, the ACC modified the PSA in certain respects. The PSA, as modified, is subject to specified parameters and procedures, including the following:

- APS records deferrals for recovery or refund to the extent actual retail fuel and purchased power costs vary from the base fuel amount (currently $0.020743 per kWh);
- the deferrals are subject to a 90/10 sharing arrangement in which APS must absorb 10% of the retail fuel and purchased power costs above the base fuel amount and may retain 10% of the benefit from the retail fuel and purchased power costs that are below the base fuel amount;
- amounts to be recovered or refunded through the PSA adjustor are limited to (a) a cumulative plus or minus $0.004 per kWh from the base fuel amount over the life of the PSA and (b) a maximum plus or minus $0.004 change in the adjustor rate in any one year;
- the recoverable amount of annual retail fuel and purchased power costs through current base rates and the PSA was originally capped at $776.2 million; however, the ACC has removed the cap pending the ACC's final ruling on APS' pending request in the general rate case to have the cap eliminated or substantially raised;
- the adjustment is made annually each February 1st and goes into effect automatically unless suspended by the ACC;
- the PSA will remain in effect for a minimum five-year period, but the ACC may eliminate the PSA at any time, if appropriate, in the event APS files a rate case before the expiration of the five-year period (which APS did by filing the general rate case noted above) or if APS does not comply with the terms of the PSA; and
- APS is prohibited from requesting PSA surcharges until after the PSA annual adjustor rate has been set each year. The amount available for potential PSA surcharges will be limited to the amount of accumulated deferrals through the prior year-end, which are not expected to be recovered through the annual adjustor or any PSA surcharges previously approved by the ACC.

2007 PSA ANNUAL ADJUSTOR The annual adjustor rate is set for twelve-month periods beginning February 1 of each year. The current PSA annual adjustor rate was set at $0.003987 per kWh effective February 1, 2007, down slightly from the maximum $0.004 annual adjustor rate effective February 1, 2006. The new adjustor rate (a) essentially maintains the approximate 5% retail rate increase that took effect February 1, 2006 as a result of the 2006 PSA Annual Adjustor and which expired on February 1, 2007 and (b) is designed to recover approximately $109 million of deferred fuel and purchased power costs over the twelve-month period that began February 1, 2007.

SURCHARGE FOR CERTAIN 2005 PSA DEFERRALS On April 12, 2006, the ACC approved APS' request to recover $15 million of 2005 PSA deferrals over a twelve-month period beginning May 2, 2006, representing a temporary rate increase of approximately 0.7%. Approximately $45 million of 2005 PSA deferrals remain subject to a pending application (see "PSA Deferrals Related to Unplanned Palo Verde Outages" below).

PSA DEFERRALS RELATED TO UNPLANNED PALO VERDE OUTAGES

On February 2, 2006, APS filed with the ACC an application to recover approximately $45 million over a twelve-month period, representing a temporary rate increase of approximately 1.9%, proposed to begin no later than the ACC's completion of its inquiry regarding the unplanned 2005 Palo Verde outages. On August 17, 2006, the ACC staff filed a report with the ACC recommending that the ACC disallow approximately $17.4 million ($10 million after income taxes) of the $45 million request. The report alleges that four of the eleven Palo Verde outages in 2005 were "avoidable," three of which resulted in the recommended disallowance. The report also finds, among other things, that:

- Three of the outages were due to "faulty or defective vendor supplied equipment" and concludes that APS' actions were not imprudent in connection with these outages. The report recommends, however, that the ACC evaluate "the degree to which APS has sought appropriate legal or other remedies" in connection with these outages and that APS "be given the opportunity to demonstrate the steps that it has taken in this regard."
- "Additional investigation will be needed to determine the cause of and responsibility for" the Palo Verde Unit 1 outage resulting from vibration levels in one of the Unit's shutdown cooling lines.

The report also recommends that the ACC establish minimum three-year capacity factor targets for Palo Verde based on a three-year average of Palo Verde performance as compared to a group of comparable nuclear plants, with the ACC to review the recovery of any incremental fuel and replacement power costs attributable to Palo Verde not meeting the minimum targets.

APS disagrees with, and will contest, the report's recommendation that the ACC disallow a portion of the $45 million of PSA deferrals. Under ACC regulations, prudent investments are those "which under ordinary circumstances would be deemed reasonable and not dishonest or obviously wasteful" and "investments [are] presumed to have been prudently made, and such presumptions may be set aside only by clear and convincing evidence that such investments were imprudent." APS believes the expenses in question were prudently incurred and, therefore, are recoverable. At the request of the ACC staff, this matter is being addressed by the ACC as part of APS' pending general rate case.

As noted under "Interim Rate Increase" above, the ACC has directed the ACC staff to conduct a "prudence audit" on unplanned 2006 Palo Verde outage costs. PSA deferrals related to these 2006 outages are estimated to be about $79 million through December 31, 2006. APS believes these expenses were prudently incurred and, therefore, are recoverable.

PROPOSED MODIFICATIONS TO PSA (REQUESTED IN GENERAL RATE CASE)

In its pending general rate case, APS has requested the following modifications to the PSA:

- The cumulative plus or minus $0.004 per kWh limit from the base fuel amount over the life of the PSA would be eliminated, while the maximum plus or minus $0.004 per kWh limit to changes in the adjustor rate in any one year would remain in effect;
- The $776.2 million annual limit on the retail fuel and purchased power costs under APS' current base rates and the PSA would be removed or increased (although APS may defer fuel and purchased power costs above $776.2 million per year pending the ACC's final ruling on APS' pending request to have the cap eliminated or substantially raised);
- The current provision that APS is required to file a surcharge application with the ACC after accumulated pretax PSA deferrals equal $50 million and before they equal $100 million would be eliminated, thereby giving APS flexibility in determining when a surcharge filing should be made; and
- The costs of renewable energy and capacity costs attributable to purchased power obtained through competitive procurement would be excluded from the existing 90/10 sharing arrangement under which APS absorbs 10% of the retail fuel and purchased power costs above the base fuel amount and retains 10% of the benefit from retail fuel and purchased power costs that are below the base fuel amount.

The ACC staff has recommended the following potential changes to the PSA:

- Establishing the PSA annual adjustor, beginning in 2007, based on projected fuel costs rather than historical fuel costs; and
- Removing all existing limitations on fuel cost recovery, including the 90/10 sharing arrangement.

The following table shows the changes in the deferred fuel and purchase power regulatory asset in 2006 and 2005 (dollars in millions):

	2006	2005
Deferred fuel and purchased power regulatory asset-beginning balance	$ 173	$ -
Deferred fuel and purchased power costs-current period	244	171
Interest on deferred fuel	8	2
Amounts recovered through revenues	(265)	-
Deferred fuel and purchased power regulatory asset-ending balance	$ 160	$ 173

Equity Infusions

On November 8, 2005, the ACC approved Pinnacle West's request to infuse more than $450 million of equity into APS during 2005 or 2006. These infusions consisted of about $250 million of the proceeds of Pinnacle West's common equity issuance on May 2, 2005 and about $210 million of the proceeds from the sale of Silverhawk in January 2006.

Federal

In July 2002, the FERC adopted a price mitigation plan that constrains the price of electricity in the wholesale spot electricity market in the western United States. The FERC adopted a price cap of $250 per MWh for the period subsequent to October 31, 2002. Sales at prices above the cap must be justified and are subject to potential refund.

4. INCOME TAXES

Certain assets and liabilities are reported differently for income tax purposes than they are for financial statements purposes. The tax effect of these differences is recorded as deferred taxes. We calculate deferred taxes using the current income tax rates.

APS has recorded a regulatory asset and a regulatory liability related to income taxes on its Balance Sheets in accordance with SFAS No. 71. The regulatory asset is for certain temporary differences, primarily the allowance for equity funds used during construction. The regulatory liability relates to excess deferred taxes resulting primarily from the reduction in federal income tax rates as part of the Tax Reform Act of 1986. APS amortizes this amount as the differences reverse.

As a result of a change in IRS guidance, we claimed a tax deduction related to an APS tax accounting method change on the 2001 federal consolidated income tax return. The accelerated deduction resulted in a $200 million reduction in the current income tax liability and a corresponding increase in the plant-related deferred tax liability. The 2001 federal consolidated income tax return is currently under examination by the IRS. As part of this ongoing examination, the IRS is reviewing this accounting method change and the resultant deduction. During 2004 and again in 2005, the current income tax liability was increased, with a corresponding decrease to plant-related deferred tax liability, to reflect the expected outcome of this audit. We do not expect the ultimate outcome of this examination to have a material adverse impact on our financial position or results of operations. We expect that it will have a negative impact on cash flows.

See Note 2 for a discussion of a new accounting standard related to uncertain tax positions.

In 2006 and 2004, we resolved certain prior-year issues with the taxing authorities and recorded tax benefits associated with tax credits and other reductions to income tax expense.

The components of income tax expense are as follows (dollars in thousands):

YEAR ENDED DECEMBER 31,	2006	2005	2004
Current:			
Federal	$ 110,029	$ 107,837	$ 200,133
State	21,507	13,064	48,054
Total current	131,536	120,901	248,187
Deferred:			
Income from continuing operations	31,452	11,930	(113,850)
Discontinued operations	-	(35,736)	-
Total deferred	31,452	(23,806)	(113,850)
Total income tax expense	162,988	97,095	134,337
Less: income tax expense (benefit) on discontinued operations	6,570	(29,797)	(1,805)
Income tax expense – continuing operations	$ 156,418	$ 126,892	$ 136,142

The following chart compares pretax income from continuing operations at the 35% federal income tax rate to income tax expense – continuing operations (dollars in thousands):

YEAR ENDED DECEMBER 31,	2006	2005	2004
Federal income tax expense at 35% statutory rate	$ 165,746	$ 122,519	$ 133,956
Increases (reductions) in tax expense resulting from:			
State income tax net of federal income tax benefit	17,309	11,981	14,460
Credits and favorable adjustments related to prior years resolved in current year	(14,028)	–	(6,138)
Medicare Subsidy Part-D	(3,156)	(2,733)	(1,778)
Allowance for equity funds used during construction (see Note 1)	(4,679)	(3,694)	(1,547)
Other	(4,774)	(1,181)	(2,811)
Income tax expense – continuing operations	$ 156,418	$ 126,892	$ 136,142

The following table shows the net deferred income tax liability recognized on the Consolidated Balance Sheets (dollars in thousands):

DECEMBER 31,	2006	2005
Current asset	$ 982	$ –
Current liability	–	(94,710)
Long-term liability	(1,225,798)	(1,225,253)
Accumulated deferred income taxes – net	$ (1,224,816)	$ (1,319,963)

The components of the net deferred income tax liability were as follows (dollars in thousands):

DECEMBER 31,	2006	2005
DEFERRED TAX ASSETS		
Risk management and trading activities	$ 280,152	$ 323,696
Regulatory liabilities:		
Asset retirement obligation	203,846	189,726
Federal excess deferred income taxes	12,714	14,446
Deferred fuel and purchased power – mark-to-market	-	11,923
Tax benefit of Medicare subsidy	18,214	-
Other	27,283	29,720
Pension and other postretirement liabilities	272,484	83,753
Deferred gain on Palo Verde Unit 2 sale leaseback	16,160	17,868
Other	73,811	91,015
Total deferred tax assets	904,664	762,147
DEFERRED TAX LIABILITIES		
Plant-related	(1,509,812)	(1,426,158)
Risk management and trading activities	(285,961)	(524,940)
Regulatory assets:		
Deferred fuel and purchased power	(62,889)	(67,461)
Deferred fuel and purchased power – mark-to-market	(24,427)	-
Pension and other postretirement benefits	(185,602)	-
Other	(60,789)	(63,551)
Total deferred tax liabilities	(2,129,480)	(2,082,110)
Accumulated deferred income taxes – net	$ (1,224,816)	$ (1,319,963)

5. LINES OF CREDIT AND SHORT-TERM BORROWINGS

Pinnacle West had committed lines of credit of $300 million at December 31, 2006 and December 31, 2005, which were available either to support the issuance of up to $250 million in commercial paper or to be used for bank borrowings, including issuance of letters of credit. The current line terminates in December 2010. Pinnacle West had no outstanding borrowings at December 31, 2006 and December 31, 2005. Pinnacle West had approximately $4 million of letters of credit issued under the line at December 31, 2006 and approximately $11 million of letters of credit issued under the line at December 31, 2005 ($7 million of which terminated as a result of the sale of Silverhawk – see Note 22). The commitment fees were 0.15% in 2006 and 2005. Pinnacle West had commercial paper borrowings of $28 million outstanding at December 31, 2006 and none at December 31, 2005. All Pinnacle West and APS bank lines of credit and commercial paper agreements are unsecured.

APS had two committed lines of credit with various banks totaling $900 million at December 31, 2006 and one committed line of credit of $400 million at December 31, 2005, all of which were available either to support the issuance of up to $250 million in commercial paper or to be used for bank borrowings, including the issuance of letters of credit. The $400 million line terminates in December 2010 and the $500 million line terminates in September 2011. APS may increase the $500 million line to $600 million if certain conditions are met. The commitment fees for these lines of credit were 0.10% and 0.11% at December 31, 2006 and 0.11% at December 31, 2005. APS had no bank borrowings outstanding under these lines of credit at December 31, 2006 and 2005. APS had approximately $4 million of letters of credit issued under the $400 million line at December 31, 2006.

APS had no commercial paper borrowings outstanding at December 31, 2006 and 2005. By Arizona statute, APS' short-term borrowings cannot exceed 7% of its total capitalization unless approved by the ACC.

SunCor had revolving lines of credit totaling $170 million at December 31, 2006 maturing in October 2008 and December 2008, and $150 million at December 31, 2005. The commitment fees were 0.125% in 2006 and 2005 for the $150 million line of credit. The commitment fees for the $20 million line of credit were 0.50% in 2006. SunCor had $118 million outstanding at December 31, 2006 and $123 million outstanding at December 31, 2005. The weighted-average interest rate was 7.09% at December 31, 2006 and 5.93% at December 31, 2005. Interest was based on LIBOR plus 2.0% for 2006 and LIBOR plus 1.5% for 2005. The balance is included in long-term debt on the Consolidated Balance Sheets at December 31, 2006 and 2005. SunCor had other short-term loans in the amount of $8 million at December 31, 2006 and $16 million at December 31, 2005. These loans are made up of multiple notes primarily with variable interest rates based on LIBOR plus 2.5% at December 31, 2006 and LIBOR plus 2.25% and 2.50% or prime plus 1.75% at December 31, 2005.

6. LONG-TERM DEBT

Substantially all of APS' debt is unsecured. SunCor's short and long-term debt is collateralized by interests in certain real property and Pinnacle West's debt is unsecured. The following table presents the components of long-term debt on the Consolidated Balance Sheets outstanding at December 31, 2006 and 2005 (dollars in thousands):

			DECEMBER 31,	
	MATURITY DATES (a)	*INTEREST RATES*	2006	2005
APS				
Pollution control bonds	2024-2034	(b)	$ 565,855	$ 565,855
Pollution control bonds with senior notes	2029	5.05%	90,000	90,000
Unsecured notes	2011	6.375%	400,000	400,000
Unsecured notes	2012	6.50%	375,000	375,000
Unsecured notes	2033	5.625%	200,000	200,000
Unsecured notes	2015	4.650%	300,000	300,000
Unsecured notes	2014	5.80%	300,000	300,000
Secured note	2014	6.00%	1,592	1,745
Senior notes (c)	2006	6.75%	-	83,695
Senior notes	2035	5.50%	250,000	250,000
Senior notes (c)	2016	6.25%	250,000	-
Senior notes (c)	2036	6.875%	150,000	-
Unamortized discount and premium			(9,857)	(9,151)
Capitalized lease obligations	2009-2012	(d)	5,880	8,179
Subtotal (e)			2,878,470	2,565,323
SUNCOR				
Notes payable	2008	(f)	180,316	129,040
Capitalized lease obligations	2007-2010	6.25%	328	266
Subtotal			180,644	129,306
PINNACLE WEST				
Senior notes (g)	2006	6.40%	-	298,518
Senior notes (h)	2011	5.91%	175,000	-
Unamortized discount and premium			-	(29)
Capitalized lease obligations	2007	5.45%	115	284
Subtotal			175,115	298,773
Total long-term debt			3,234,229	2,993,402
Less current maturities			1,596	384,947
TOTAL LONG-TERM DEBT LESS CURRENT MATURITIES			$ 3,232,633	$ 2,608,455

(a) This schedule does not reflect the timing of redemptions that may occur prior to maturity.

(b) The weighted-average rate was 3.77% at December 31, 2006 and 3.25% at December 31, 2005. Changes in short-term interest rates would affect the costs associated with this debt.

(c) On August 3, 2006, APS issued $250 million 6.25% notes due 2016 and $150 million 6.875% notes due 2036. A portion of the proceeds was used to repay outstanding commercial paper balances and $84 million of its 6.75% senior note that matured November 15, 2006. The remainder may be used to fund its construction program and other general corporate purposes.

(d) The weighted-average interest rate was 6.20% at December 31, 2006 and 5.81% at December 31, 2005. Capital leases are included in property, plant and equipment on the Consolidated Balance Sheets.

(e) APS' long-term debt less current maturities was $2.878 billion at December 31, 2006 and $2.48 billion at December 31, 2005. APS' current maturities of long-term debt were $1 million at December 31, 2006 and $86 million at December 31, 2005.

(f) SunCor had $118 million outstanding at December 31, 2006 under its revolving line of credit. The weighted-average interest rate was 7.08% at December 31, 2006. The remaining amount of approximately $62 million at December 31, 2006 was made up of multiple notes with variable interest rates based on the lenders' prime rates plus 1.75% and 2.0% or LIBOR plus 2.25%. There is also a note at a fixed rate of 4.25%. SunCor had $123 million outstanding at December 31, 2005 under its revolving line of credit. The weighted-average interest rate was 5.93% at December 31, 2005. The remaining amount of approximately $6 million at December 31, 2005 was made up of multiple notes with variable interest rates based on the lenders' prime rates plus 0.25% or LIBOR plus 2.00%.

(g) On April 3, 2006 Pinnacle West repaid $300 million of its 6.40% senior notes. Pinnacle West used proceeds from the issuance of its $175 million 5.91% senior notes issued on February 28, 2006, and commercial paper to repay the notes.

(h) On February 28, 2006, Pinnacle West entered into a $200 million Senior Notes Uncommitted Master Shelf Agreement with Prudential Investment Management Inc. ("Prudential"). Under the terms of the agreement, Pinnacle West may offer up to $200 million of its senior notes for purchase by Prudential at any time prior to December 31, 2007. The maturity of the notes cannot exceed five years. On February 28, 2006, Pinnacle West issued $175 million of its 5.91% senior notes, series A, to Prudential. A portion of the proceeds was used to repay its $300 million debt (see note f).

Pinnacle West's and APS' debt covenants related to their respective bank financing arrangements include debt to capitalization ratios. Certain of APS' bank financing arrangements also include an interest coverage test. Pinnacle West and APS comply with these covenants and each anticipates it will continue to meet these and other significant covenant requirements. For both Pinnacle West and APS, these covenants require that the ratio of consolidated debt to total consolidated capitalization cannot exceed 65%. At December 31, 2006, the ratio was approximately 48% for Pinnacle West and 46% for APS. The provisions regarding interest coverage require a minimum cash coverage of two times the interest requirements for APS. The interest coverage was approximately 4.7 times under APS' bank financing agreements as of December 31, 2006. Failure to comply with such covenant levels would result in an event of default which, generally speaking, would require the immediate repayment of the debt subject to the covenants and could cross-default other debt. See further discussion of "cross-default" provisions below.

Neither Pinnacle West's nor APS' financing agreements contain "rating triggers" that would result in an acceleration of the required interest and principal payments in the event of a rating downgrade. However, in the event of a rating downgrade, Pinnacle West and/or APS may be subject to increased interest costs under certain financing agreements.

All of Pinnacle West's loan agreements contain "cross-default" provisions that would result in defaults and the potential acceleration of payment under these loan agreements if Pinnacle West or APS were to default under certain other material agreements. All of APS' bank agreements contain cross-default provisions that would result in defaults and the potential acceleration of payment under these bank agreements if APS were to default under certain other material agreements. Pinnacle West and APS do not have a material adverse change restriction for revolver borrowings.

The following table shows principal payments due on Pinnacle West's and APS' total long-term debt and capitalized lease requirements (dollars in millions):

YEAR	PINNACLE WEST	APS
2007	$ 2	$ 1
2008	169	1
2009	8	1
2010	229	224
2011	576	401
Thereafter	2,260	2,260
Total	$ 3,244	$ 2,888

7. COMMON STOCK AND TREASURY STOCK

Our common stock and treasury stock activity during each of the three years 2006, 2005 and 2004 is as follows (dollars in thousands):

	COMMON STOCK		TREASURY STOCK	
	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2003	91,379,947	$ 1,744,354	(92,015)	$ (3,273)
Common stock issuance	422,914	18,291	–	–
Purchase of treasury stock	–	–	(80,000)	(2,986)
Reissuance of treasury stock for stock compensation (net)	–	–	162,493	5,831
Other	–	6,402	–	–
Balance at December 31, 2004	91,802,861	1,769,047	(9,522)	(428)
Common stock issuance (a)	7,274,272	298,330	–	–
Purchase of treasury stock (b)	–	–	(28,124)	(1,601)
Reissuance of treasury stock for stock compensation (net)	–	–	17,588	784
Other	–	–	–	–
Balance at December 31, 2005	99,077,133	2,067,377	(20,058)	(1,245)
Common stock issuance	883,933	39,420	–	–
Purchase of treasury stock (b)	–	–	(5,505)	(229)
Reissuance of treasury stock for stock compensation (net)	–	–	23,144	1,025
Other	–	7,753	–	–
Balance at December 31, 2006	99,961,066	$ 2,114,550	(2,419)	$ (449)

(a) On May 2, 2005, Pinnacle West issued 6,095,000 shares of its common stock at an offering price of $42 per share, resulting in net proceeds of approximately $248 million. Pinnacle West used the net proceeds for general corporate purposes, including making capital contributions to APS, which, in turn, used such funds to pay a portion of the approximately $190 million purchase price to acquire the Sundance Plant and for other capital expenditures incurred to meet the growing needs of APS' service territory.

(b) Represents shares of common stock withheld from certain stock awards for tax purposes.

8. RETIREMENT PLANS AND OTHER BENEFITS

Pinnacle West sponsors a qualified defined benefit and account balance pension plan and a non-qualified supplemental excess benefit retirement plan for the employees of Pinnacle West and its subsidiaries. All new employees participate in the account balance plan. A defined benefit plan specifies the amount of benefits a plan participant is to receive using information about the participant. The pension plan covers nearly all employees. The supplemental excess benefit retirement plan covers officers of the Company and highly compensated employees designated for participation by the Board of Directors. Our employees do not contribute to the plans. Generally, we calculate the benefits based on age, years of service and pay.

We also sponsor other postretirement benefits for the employees of Pinnacle West and our subsidiaries. We provide medical and life insurance benefits to retired employees. Employees must retire to become eligible for these retirement benefits, which are based on years of service and age. For the medical insurance plans, retirees make contributions to cover a portion of the plan costs. For the life insurance plan, retirees do not make contributions. We retain the right to change or eliminate these benefits.

Pinnacle West uses a December 31 measurement date for its pension and other postretirement benefit plans. The market-related value of our plan assets is their fair value at the measurement date.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This guidance requires us to recognize the underfunded positions of our pension and other postretirement benefit plans on our December 31, 2006 balance sheet. The guidance requires that the offset be reported in other comprehensive income, net of tax; however, because the obligations relate primarily to APS' regulated operations, the increase in liabilities related to APS' share is offset by regulatory assets.

The following tables provide details of the effects of implementing SFAS Statement No. 158 (dollars in thousands):

INCREMENTAL EFFECT OF ADOPTING SFAS NO. 158 AS OF DECEMBER 31, 2006	PENSION			
	BALANCE BEFORE ADOPTION	ADOPTION OF SFAS NO. 158	REGULATORY ACCOUNTING ADJUSTMENTS	BALANCE AFTER ADOPTION
Assets:				
Intangible asset	$ 12,932	$ (12,932)	$ -	$ -
Regulatory asset	-	-	318,461	318,461
Liabilities:				
Current benefit liability	-	(3,540)	-	(3,540)
Accumulated deferred income taxes - current	-	1,382	-	1,382
Noncurrent benefit liability	(212,262)	(240,243)	-	(452,505)
Accumulated deferred income taxes - long-term	77,838	98,865	(124,359)	52,344
Common Stock Equity:				
Accumulated other comprehensive loss	53,192	156,468	(194,102)	15,558

INCREMENTAL EFFECT OF ADOPTING SFAS NO. 158 AS OF DECEMBER 31, 2006	OTHER BENEFITS			
	BALANCE BEFORE ADOPTION	ADOPTION OF SFAS NO. 158	REGULATORY ACCOUNTING ADJUSTMENTS	BALANCE AFTER ADOPTION
Assets:				
Noncurrent benefit asset	$ 23,589	$ (23,589)	$ -	$ -
Regulatory asset	-	-	154,531	154,531
Liabilities:				
Noncurrent benefit liability	-	(136,347)	-	(136,347)
Regulatory liability	-	-	(46,417)	(46,417)
Accumulated deferred income taxes - long-term	3,263	90,335	(42,219)	51,379
Common Stock Equity:				
Accumulated other comprehensive loss	-	69,601	(65,895)	3,706

The following table provides details of the plans' benefit costs. Also included is the portion of these costs charged to expense, including administrative costs and excluding amounts capitalized as overhead construction or billed to electric plant participants (dollars in thousands):

	PENSION			OTHER BENEFITS		
	2006	2005	2004	2006	2005	2004
Service cost – benefits earned during the period	$ 47,287	$ 45,027	$ 41,207	$ 19,968	$ 20,913	$ 17,557
Interest cost on benefit obligation	92,196	87,189	81,873	34,653	34,223	29,488
Expected return on plan assets	(95,912)	(88,403)	(78,790)	(36,930)	(30,471)	(24,773)
Amortization of:						
Transition (asset) obligation	(645)	(3,227)	(3,227)	3,005	3,005	3,005
Prior service cost (credit)	2,401	2,401	2,401	(125)	(125)	(125)
Net actuarial loss	23,366	19,810	17,946	8,662	9,243	7,414
Net periodic benefit cost	$ 68,693	$ 62,797	$ 61,410	$ 29,233	$ 36,788	$ 32,566
Portion of cost charged to expense	$ 30,912	$ 26,375	$ 25,792	$ 13,155	$ 15,451	$ 13,678
APS share of costs charged to expense	$ 29,203	$ 24,169	$ 22,483	$ 12,428	$ 14,159	$ 11,923

The following table shows the plans' changes in the benefit obligations and funded status for the years 2006 and 2005 (dollars in thousands):

	PENSION		OTHER BENEFITS	
	2006	2005	2006	2005
Change in Benefit Obligation				
Benefit obligation at January 1	$ 1,596,068	$ 1,454,244	$ 585,678	$ 536,213
Service cost	47,287	45,027	19,968	20,913
Interest cost	92,196	87,189	34,653	34,223
Benefit payments	(49,189)	(46,109)	(16,439)	(16,962)
Actuarial losses (gains)	(19,588)	55,717	(6,875)	11,291
Plan amendments	3,500	-	-	-
Benefit obligation at December 31	1,670,274	1,596,068	616,985	585,678
Change in Plan Assets				
Fair value of plan assets at January 1	1,064,848	982,282	416,174	352,084
Actual return on plan assets	148,895	73,298	47,988	27,302
Employer contributions	46,500	52,700	29,233	36,788
Benefit payments	(46,014)	(43,432)	(12,757)	-
Fair value of plan assets at December 31	1,214,229	1,064,848	480,638	416,174
Funded Status at December 31	$ (456,045)	$ (531,220)	$ (136,347)	$ (169,504)

The following table shows the projected benefit obligation and the accumulated benefit obligation for the pension plan in excess of plan assets as of December 31, 2006 and 2005 (dollars in thousands):

	2006	2005
Projected benefit obligation	$ 1,670,274	$ 1,596,068
Accumulated benefit obligation	1,426,492	1,329,324
Fair value of plan assets	1,214,229	1,064,848

The following table shows the amounts recognized on the Consolidated Balance Sheets as of December 31, 2006 and 2005 (dollars in thousands):

	PENSION		OTHER BENEFITS	
	2006	2005	2006	2005
Current liability	$ (3,540)	$ -	$ -	$ -
Noncurrent (liability) asset	(452,505)	(264,476)	(136,347)	20,245
Intangible asset	-	11,833	-	-
Accumulated other comprehensive loss (pretax)	-	159,602	-	-
Net amount recognized	$ (456,045)	$ (93,041)	$ (136,347)	$ 20,245

The following table shows the details related to accumulated other comprehensive income (pretax) as of December 31, 2006 (dollars in thousands):

	PENSION	OTHER BENEFITS
	2006	2006
Net actuarial loss	$ 331,054	$ 143,079
Prior service cost (credit)	12,932	(1,171)
Transition obligation	-	18,029
APS' portion reclassified as a regulatory asset	(318,461)	(154,531)
Accumulated other comprehensive loss (pretax)	$ 25,525	$ 5,406

The following table shows the estimated amounts that will be amortized from accumulated other comprehensive income and regulatory asset into net periodic benefit cost in 2007 (dollars in thousands):

	PENSION	OTHER BENEFITS
Net actuarial loss	$ 14,939	$ 6,173
Prior service cost (credit)	2,715	(125)
Transition obligation	–	3,005
Total amount estimated to be amortized from accumulated other comprehensive income and regulatory asset in 2007	$ 17,654	$ 9,053

The following table shows the weighted-average assumptions used for both the pension and other benefits to determine benefit obligations and net periodic benefit costs:

	BENEFIT OBLIGATIONS AS OF DECEMBER 31,		BENEFIT COSTS FOR THE YEARS ENDED DECEMBER 31,	
	2006	2005	2006	2005
Discount rate – pension	5.90%	5.66%	5.66%	5.84%
Discount rate – other benefits	5.93%	5.68%	5.68%	5.92%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%
Expected long-term return on plan assets	N/A	N/A	9.00%	9.00%
Initial health care cost trend rate	8.00%	8.00%	8.00%	8.00%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%	5.00%
Year ultimate health care trend rate is reached	2011	2010	2010	2009

In selecting the pretax expected long-term rate of return on plan assets we consider past performance and economic forecasts for the types of investments held by the plan. For the year 2007, we are assuming a 9% long-term rate of return on plan assets, which we believe is reasonable given our asset allocation in relation to historical and expected performance.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in the assumed initial and ultimate health care cost trend rates would have the following effects (dollars in millions):

	1% INCREASE	1% DECREASE
Effect on other postretirement benefits expense, after consideration of amounts capitalized or billed to electric plant participants	$ 8	$ (7)
Effect on service and interest cost components of net periodic other postretirement benefit costs	$ 11	$ (9)
Effect on the accumulated other postretirement benefit obligation	$ 105	$ (87)

Plan Assets

Pinnacle West's qualified pension plan asset allocation at December 31, 2006 and 2005 is as follows:

	PERCENTAGE OF PLAN ASSETS AT DECEMBER 31,		TARGET ASSET ALLOCATION AT DECEMBER 31,
	2006	2005	2006
ASSET CATEGORY			
Equity securities	69%	59%	68%
Fixed income	25	26	25
Other	6	15	7
Total	100%	100%	100%

The Board of Directors has delegated oversight of the plan assets to an Investment Management Committee. The investment policy sets forth the objective of providing for future pension benefits by maximizing return consistent with acceptable levels of risk. The primary investment strategies are diversification of assets, stated asset allocation targets and ranges, prohibition of investments in Pinnacle West securities, and external management of plan assets.

Pinnacle West's other postretirement benefit plans' asset allocation at December 31, 2006 and 2005, is as follows:

	PERCENTAGE OF PLAN ASSETS AT DECEMBER 31,		TARGET ASSET ALLOCATION AT DECEMBER 31,
	2006	2005	2006
ASSET CATEGORY			
Equity securities	74%	69%	70%
Fixed income	25	26	27
Other	1	5	3
Total	100%	100%	100%

The Investment Management Committee, described above, has also been delegated oversight of the plan assets for the other postretirement benefit plans. The investment policy for other postretirement benefit plans' assets is similar to that of the pension plan assets described above.

Contributions

The contribution to our pension plan in 2007 is estimated to be approximately $24 million. The contribution to our other postretirement benefit plans in 2007 is estimated to be approximately $25 million. APS' share is approximately 97% of both plans.

Estimated Future Benefit Payments

Benefit payments, which reflect estimated future employee service, for the next five years and the succeeding five years thereafter are estimated to be as follows (dollars in thousands):

YEAR	PENSION	OTHER BENEFITS (a)
2007	$ 55,110	$ 17,410
2008	60,246	18,938
2009	66,346	20,644
2010	73,214	22,805
2011	82,517	25,087
Years 2012-2016	582,230	167,717

(a) The expected future other benefit payments take into account the Medicare Part D subsidy.

Employee Savings Plan Benefits

Pinnacle West sponsors a defined contribution savings plan for eligible employees of Pinnacle West and its subsidiaries. In 2006, costs related to APS' employees represented 97% of the total cost of this plan. In a defined contribution savings plan, the benefits a participant receives result from regular contributions participants make to their own individual account, the Company's matching contributions and earnings or losses on their investments. Under this plan, the Company matches a percentage of the participants' contributions in the form of Pinnacle West stock. Participants have an option to transfer the Company matching contributions out of the Pinnacle West Stock Fund to other investment funds within the plan. At December 31, 2006, approximately 20% of total plan assets were in Pinnacle West stock. Pinnacle West recorded expenses for this plan of approximately $6 million for 2006, $6 million for 2005 and $5 million for 2004. APS recorded expenses for this plan of approximately $6 million in 2006, $6 million in 2005 and $5 million in 2004.

9. LEASES

In 1986, APS sold about 42% of its share of Palo Verde Unit 2 and certain common facilities in three separate sale leaseback transactions. APS accounts for these leases as operating leases. The gain resulting from the transaction of approximately $140 million was deferred and is being amortized to operations and maintenance expense over 29.5 years, the original term of the leases. There are options to renew the leases and to purchase the property for fair market value at the end of the lease terms. Rent expense is calculated on a straight-line basis. See Note 20 for a discussion of VIEs, including the VIE's involved in the Palo Verde sale leaseback transactions.

In addition, we lease certain land, buildings, equipment, vehicles and miscellaneous other items through operating rental agreements with varying terms, provisions and expiration dates.

Total lease expense recognized in the Consolidated Statements of Income was $72 million in 2006, $71 million in 2005 and $69 million in 2004. APS' lease expense was $64 million in 2006, $58 million in 2005 and $57 million in 2004.

The amounts to be paid for the Palo Verde Unit 2 leases are approximately $49 million per year for the years 2007 to 2015.

Estimated future minimum lease payments for Pinnacle West's and APS' operating leases are approximately as follows (dollars in millions):

YEAR	PINNACLE WEST CONSOLIDATED	APS
2007	$ 79	$ 72
2008	76	70
2009	72	66
2010	68	63
2011	65	60
Thereafter	253	234
Total future lease commitments	$ 613	$ 565

10. JOINTLY-OWNED FACILITIES

APS shares ownership of some of its generating and transmission facilities with other companies. Our share of operations and maintenance expense and utility plant costs related to these facilities is accounted for using proportional consolidation. The following table shows APS' interests in those jointly-owned facilities recorded on the Consolidated Balance Sheets at December 31, 2006 (dollars in thousands):

	PERCENT OWNED	PLANT IN SERVICE	ACCUMULATED DEPRECIATION	CONSTRUCTION WORK IN PROGRESS
GENERATING FACILITIES				
Palo Verde Units 1 and 3	29.1%	$ 1,933,812	$ 990,600	$ 56,150
Palo Verde Unit 2 (see Note 9)	17.0%	670,514	282,112	8,298
Four Corners Units 4 and 5	15.0%	159,342	97,486	2,459
Navajo Generating Station Units 1, 2 and 3	14.0%	254,280	137,658	3,440
Cholla common facilities (a)	63.2%(b)	89,452	47,204	5,616
TRANSMISSION FACILITIES				
ANPP 500KV System	35.8%(b)	79,311	21,432	3,279
Navajo Southern System	31.4%(b)	34,957	12,421	6,592
Palo Verde – Yuma 500KV System	23.9%(b)	9,199	3,703	271
Four Corners Switchyards	27.5%(b)	3,104	1,261	-
Phoenix – Mead System	17.1%(b)	36,020	4,189	-
Palo Verde - Estrella 500KV System	55.5%(b)	74,243	2,976	(28)
Harquahala	80.0%(b)	–	–	243

(a) PacifiCorp owns Cholla Unit 4 and APS operates the unit for PacifiCorp. The common facilities at Cholla are jointly-owned.
(b) Weighted-average of interests.

11. COMMITMENTS AND CONTINGENCIES

Palo Verde Nuclear Generating Station

SPENT NUCLEAR FUEL AND WASTE DISPOSAL

Nuclear power plant operators are required to enter into spent fuel disposal contracts with the DOE, and the DOE is required to accept and dispose of all spent nuclear fuel and other high-level radioactive wastes generated by domestic power reactors. Although the Nuclear Waste Policy Act required the DOE to develop a permanent repository for the storage and disposal of spent nuclear fuel by 1998, the DOE has announced that the repository cannot be completed before at least 2017. In November 1997, the United States Court of Appeals for the District of Columbia Circuit (D.C.

Circuit) issued a decision preventing the DOE from excusing its own delay, but refused to order the DOE to begin accepting spent nuclear fuel. Based on this decision and the DOE's delay, a number of utilities, including APS (on behalf of itself and the other Palo Verde owners), filed damages actions against the DOE in the Court of Federal Claims. APS is currently pursuing that damages claim.

APS currently estimates it will incur $147 million (in 2006 dollars) over the life of Palo Verde for its share of the costs related to the on-site interim storage of spent nuclear fuel. At December 31, 2006, APS had a regulatory liability of $1 million that represents amounts recovered in retail rates in excess of amounts spent for on-site interim spent fuel storage.

NRC INSPECTION

In October 2006, the NRC conducted an inspection of the Palo Verde emergency diesel generators after a Palo Verde Unit 3 generator started but did not provide electrical output during routine inspections on July 25 and September 22, 2006.

On February 22, 2007, the NRC issued a "white" finding (low to moderate safety significance) for this matter. In connection with its finding, the NRC stated that it would "use the NRC Action Matrix to determine the most appropriate response and any increase in NRC oversight, or actions [APS needs] to take in response to the most recent performance deficiencies" and notify APS of its determination at a later date. Under the NRC's Action Matrix, this finding, coupled with a previous NRC "yellow" finding relating to a 2004 matter involving Palo Verde's safety injection systems, will place one or more Palo Verde units in the "multiple/repetitive degraded cornerstone" column of the NRC's Action Matrix, which will result in an enhanced NRC inspection regimen. APS continues to implement its plan to improve Palo Verde's operational performance.

NUCLEAR INSURANCE

The Palo Verde participants have insurance for public liability resulting from nuclear energy hazards to the full limit of liability under federal law. This potential liability is covered by primary liability insurance provided by commercial insurance carriers in the amount of $300 million and the balance by an industry-wide retrospective assessment program. If losses at any nuclear power plant covered by the program exceed the accumulated funds, APS could be assessed retrospective premium adjustments. The maximum assessment per reactor under the program for each nuclear incident is approximately $101 million, subject to an annual limit of $15 million per incident, to be periodically adjusted for inflation. Based on APS' interest in the three Palo Verde units, APS' maximum potential assessment per incident for all three units is approximately $88 million, with an annual payment limitation of approximately $13 million.

The Palo Verde participants maintain "all risk" (including nuclear hazards) insurance for property damage to, and decontamination of, property at Palo Verde in the aggregate amount of $2.75 billion, a substantial portion of which must first be applied to stabilization and decontamination. APS has also secured insurance against portions of any increased cost of generation or purchased power and business interruption resulting from a sudden and unforeseen accidental outage of any of the three units. The property damage, decontamination, and replacement power coverages are provided by Nuclear Electric Insurance Limited (NEIL). APS is subject to retrospective assessments under all NEIL policies if NEIL's losses in any policy year exceed accumulated funds. The maximum amount of retrospective assessments APS could incur under the current NEIL policies totals $18.1 million. The insurance coverage discussed in this and the previous paragraph is subject to certain policy conditions and exclusions.

Fuel and Purchased Power Commitments

Pinnacle West and APS are parties to various fuel and purchased power contracts with terms expiring between 2007 and 2025 that include required purchase provisions. Pinnacle West estimates the contract requirements to be approximately $366 million in 2007; $259 million in 2008; $241 million in 2009; $221 million in 2010; $191 million in 2011; and $1.3 billion thereafter. APS estimates the contract requirements to be approximately $306 million in 2007; $231 million in 2008; $241 million in 2009; $221 million in 2010; $185 million in 2011; and $1.3 billion thereafter. However, these amounts may vary significantly pursuant to certain provisions in such contracts that permit us to decrease required purchases under certain circumstances.

Of the various fuel and purchased power contracts mentioned above some of those contracts have take-or-pay provisions. The contracts APS has for the supply of its coal supply have take-or-pay provisions. The current take-or-pay coal contracts have terms that expire in 2024.

The following table summarizes our actual and estimated take-or-pay commitments (dollars in millions):

	ACTUAL			*ESTIMATED (a)*					
	2004	*2005*	*2006*	*2007*	*2008*	*2009*	*2010*	*2011*	*THEREAFTER*
Coal take-or-pay commitments	$ 41	$ 48	$ 67	$ 70	$ 72	$ 82	$ 97	$ 77	$ 552

(a) Total take-or-pay commitments are approximately $950 million. The total net present value of these commitments is approximately $592 million.

Coal Mine Reclamation Obligations

APS must reimburse certain coal providers for amounts incurred for coal mine reclamation. APS' coal mine reclamation obligation was $75 million at both December 31, 2006 and December 31, 2005 and is included in Deferred Credits and Other on the Consolidated Balance Sheets.

California Energy Market Issues and Refunds in the Pacific Northwest

FERC

In July 2001, the FERC ordered an expedited fact-finding hearing to calculate refunds for spot market transactions in California during a specified time frame. APS was a seller and a purchaser in the California markets at issue, and to the extent that refunds are ordered, APS should be a recipient as well as a payor of such amounts. The FERC is still considering the evidence and refund amounts have not yet been finalized. However, on September 6, 2005, the Ninth Circuit issued a decision, concluding that the FERC may not order refunds from entities that are not within the FERC's jurisdiction. Because a number of the entities owing refunds under the FERC's calculations are not within the FERC's jurisdiction, this order may affect the level of recovery of refunds due in this proceeding. In addition, on August 8, 2005, the FERC issued an order allowing sellers in the California markets to demonstrate that its refund methodology results in an overall revenue shortfall for their transactions in the relevant markets over a specified time frame. More than twenty sellers made such cost recovery filings on September 14, 2005. On January 26, 2006, the FERC conditionally accepted thirteen of these filings, reducing the refund liability for these sellers. Correspondingly, this will reduce the recovery of total refunds in the California markets. On August 2, 2006, the Ninth Circuit issued a decision on the appropriate temporal scope and the type of transactions that are properly subject to the refund orders. In the decision, the Court preserved the scope of the FERC's existing refund proceedings, but also expanded it potentially to include additional transactions, remanding the orders to the FERC for further proceedings. Petitions for rehearing on this order are due no later than February 28, 2007. In addition, on December 19, 2006, the Ninth Circuit issued a decision on the appropriate standard of review at the FERC on wholesale power contracts in the refund proceedings, specifically addressing the application of the so-called "just and reasonable" standard as opposed to the "public interest" standard. In so doing, the Ninth Circuit remanded the matter back to the FERC with the requirement that the FERC review the refund matter using the appropriate standard of review. Like the August 2, 2006 Ninth Circuit decision, the December 19, 2006 decision has the potential to expand the existing FERC refund proceedings. We currently believe the refund claims at FERC will have no material adverse impact on our financial position, results of operations, cash flow or liquidity.

On March 19, 2002, the State of California filed a complaint with the FERC alleging that wholesale sellers of power and energy, including the Company, failed to properly file rate information at the FERC in connection with sales to California from 2000 to the present under market-based rates. The complaint requests the FERC to require the wholesale sellers to refund any rates that are "found to exceed just and reasonable levels." This complaint was dismissed by the FERC and the State of California appealed the matter to the Ninth Circuit Court of Appeals. In an order issued September 9, 2004, the Ninth Circuit upheld the FERC's authority to permit market-based rates, but rejected the FERC's claim that it was without authority to consider retroactive refunds when a utility has not strictly adhered to the quarterly reporting requirements of the market-based rate system. On September 9, 2004, the Ninth Circuit remanded the case to the FERC for further proceedings. Several of the intervenors in this appeal filed a petition for rehearing of this decision on October 25, 2004. The petition for rehearing was denied on July 31, 2006. On October 10, 2006, the State of California filed a motion to stay the issuance of the mandate (scheduled to be issued on November 2, 2006) until March 2, 2007. The request for stay was granted. The outcome of the further proceedings cannot be predicted at this time.

The FERC also ordered an evidentiary proceeding to discuss and evaluate possible refunds for wholesale sales in the Pacific Northwest. The FERC affirmed the ALJ's conclusion that the prices in the Pacific Northwest were not unreasonable or unjust and refunds should not be ordered in this proceeding. This decision has now been appealed to the Ninth Circuit Court of Appeals and oral argument was held on January 8, 2007. Although the FERC ruling in this matter is being appealed and the FERC has not yet calculated the specific refund amounts due in California, we do not expect that the resolution of these issues, as to the amounts alleged in the proceedings, will have a material adverse impact on our financial position, results of operations or cash flows.

On March 26, 2003, the FERC made public a Final Report on Price Manipulation in Western Markets, prepared by its staff and covering spot markets in the West in 2000 and 2001. The report stated that a significant number of entities who participated in the California markets during the 2000-2001 time period, including APS, may potentially have been involved in arbitrage transactions that allegedly violated certain provisions of the Independent System Operator tariff. After reviewing the matter, along with the data supplied by APS, the FERC staff moved to dismiss the claims against APS and to dismiss the proceeding. The motion to dismiss was granted by the FERC on January 22, 2004. Certain parties have sought rehearing of this order, and that request is pending.

Construction Program

Consolidated capital expenditures in 2007 are estimated to be (dollars in millions):

APS	$ 893
SunCor	131
Other	13
Total	$ 1,037

Natural Gas Supply

Pursuant to the terms of a comprehensive settlement entered into in 1996 with El Paso Natural Gas Company, the rates charged for natural gas transportation were subject to a rate moratorium through December 31, 2005.

On July 9, 2003, the FERC issued an order that altered the capacity rights of parties to the 1996 settlement but maintained the cost responsibility provisions agreed to by parties to that settlement. On December 28, 2004, the D.C. Court of Appeals upheld the FERC's authority to alter the capacity rights of parties to the settlement. With respect to the FERC's authority to maintain the cost responsibility provisions of the settlement, a party has sought appellate review and is seeking to reallocate the cost responsibility associated with the changed contractual obligations in a way that would be less favorable to APS than under the FERC's July 9, 2003 order. Should this party prevail on this point, APS' annual capacity cost could be increased by approximately $3 million per year after income taxes for the period September 2003 through December 2005. This appeal had been stayed pending further consideration by the FERC. On May 26, 2006, the FERC issued an Order on Remand affirming its earlier decision that there is no basis for modifying the settlement rates during the remaining term of the settlement. The party seeking appellate review is continuing to pursue an appeal of this issue and has therefore sought rehearing of the May 26, 2006 order. FERC's next status report is due to the DC Circuit Court of Appeals by May 2, 2007.

Navajo Nation Litigation

In June 1999, the Navajo Nation served Salt River Project with a lawsuit filed in the United States District Court for the District of Columbia (the "D.C.

Lawsuit") naming Salt River Project, several Peabody Coal Company entities (collectively, "Peabody"), Southern California Edison Company and other defendants, and citing various claims in connection with the renegotiations of the coal royalty and lease agreements under which Peabody mines coal for the Navajo Generating Station and the Mohave Generating Station. APS is a 14% owner of the Navajo Generating Station, which Salt River Project operates. The D.C. Lawsuit alleges, among other things, that the defendants obtained a favorable coal royalty rate by improperly influencing the outcome of a federal administrative process under which the royalty rate was to be adjusted. The suit seeks $600 million in damages, treble damages, punitive damages of not less than $1 billion, and the ejection of defendants "from all possessory interests and Navajo Tribal lands arising out of the [primary coal lease]." In July 2001, the court dismissed all claims against Salt River Project.

In January, 2005, Peabody served APS with a lawsuit filed in the Circuit Court for the City of St. Louis naming APS and the other Navajo Generating Station participants and seeking, among other things, a declaration that the participants "are obligated to reimburse Peabody for any royalty, tax, or other obligation arising out of the D.C. Lawsuit." Based on APS' ownership interest in the Navajo Generating Station, APS could be liable for up to 14% of any such obligation. Because the litigation is in preliminary stages, APS cannot currently predict the outcome of this matter.

Superfund

Superfund establishes liability for the cleanup of hazardous substances found contaminating the soil, water or air. Those who generated, transported or disposed of hazardous substances at a contaminated site are among those who are PRPs. PRPs may be strictly, and often jointly and severally, liable for clean-up. On September 3, 2003, the EPA advised APS that the EPA considers APS to be a PRP in the Motorola 52nd Street Superfund Site, Operable Unit 3 (OU3) in Phoenix, Arizona. APS has facilities that are within this Superfund site. APS and Pinnacle West have agreed with the EPA to perform certain investigative activities of the APS facilities within OU3. Because the investigation has not yet been completed and ultimate remediation requirements are not yet finalized, neither APS nor Pinnacle West can currently estimate the expenditures which may be required.

Litigation

We are party to various other claims, legal actions and complaints arising in the ordinary course of business, including but not limited to environmental matters related to the Clean Air Act, Navajo Nation issues and EPA and ADEQ issues. In our opinion, the ultimate resolution of these matters will not have a material adverse effect on our results of operations, cash flows or liquidity.

12. ASSET RETIREMENT OBLIGATIONS

APS has asset retirement obligations for its Palo Verde nuclear facilities and certain other generation, transmission and distribution assets. The Palo Verde asset retirement obligation primarily relates to final plant decommissioning. This obligation is based on the NRC's requirements for disposal of radiated property or plant and agreements APS reached with the ACC for final decommissioning of the plant. The non-nuclear generation asset retirement obligations primarily relate to requirements for removing portions of those plants at the end of the plant life or lease term.

Some of APS' transmission and distribution assets have asset retirement obligations because they are subject to right of way and easement agreements that require final removal. These agreements have a history of uninterrupted renewal that APS expects to continue. As a result, APS cannot reasonably estimate the fair value of the asset retirement obligation related to such distribution and transmission assets.

Additionally, APS has aquifer protection permits for some of its generation sites that require the closure of certain facilities at those sites. The generation sites are strategically located to serve APS Native Load customers. Management expects to continuously use the sites and, thus, cannot estimate a potential closure date. The asset retirement obligations associated with our non-regulated assets are immaterial.

The following schedule shows the change in our asset retirement obligations for 2006 and 2005 (dollars in millions):

	2006	2005
Asset retirement obligations at the beginning of year	$ 269	$ 252
Changes attributable to:		
Liabilities settled	(2)	(2)
Accretion expense	19	17
Estimated cash flow revisions	(18)	2
Asset retirement obligations at the end of year	$ 268	$ 269

In accordance with SFAS No. 71, APS accrues removal costs for its regulated utility assets, even if there is no legal obligation for removal. See detail of regulatory liabilities in Note 1.

To fund the costs APS expects to incur to decommission Palo Verde, APS established external decommissioning trusts in accordance with NRC regulations. APS invests the trust funds in fixed income securities and domestic equity securities. APS applies the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in accounting for investments in decommissioning trust funds, and classifies these investments as available for sale. As a result, we record the decommissioning trust funds at their fair value on our Consolidated Balance Sheets. Because of the ability of APS to recover decommissioning costs in rates and in accordance with the regulatory treatment for decommissioning trust funds, we have recorded the offsetting amount of unrealized gains on investment securities in other regulatory liabilities/ assets. The following table summarizes the fair value of APS' nuclear decommissioning trust fund assets at December 31, 2006 and December 31, 2005 (dollars in millions):

	FAIR VALUE	TOTAL UNREALIZED GAINS
2006		
Equity securities	$ 164	$ 63
Fixed income securities	180	3
Total	$ 344	$ 66
2005		
Equity securities	$ 150	$ 50
Fixed income securities	144	3
Total	$ 294	$ 53

The costs of securities sold are determined on the basis of specific identification. The following table sets forth approximate gains and losses and proceeds from the sale of securities by the nuclear decommissioning trust funds (dollars in millions):

YEAR ENDED DECEMBER 31,	2006	2005	2004
Realized gains	$ 9	$ 6	$ 1
Realized losses	-	(6)	(2)
Proceeds from the sale of securities	255	186	124

The fair value of fixed income securities, summarized by contractual maturities, at December 31, 2006 is as follows (dollars in millions):

	FAIR VALUE
Less than one year	$ 10
1 year – 5 years	47
5 years – 10 years	47
Greater than 10 years	76
Total	$ 180

13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following note presents quarterly financial information for 2006 and 2005. Consolidated quarterly financial information for 2006 and 2005 is as follows (dollars in thousands, except per share amounts):

	2006 QUARTER ENDED				2006
	MARCH 31,	JUNE 30,	SEPT. 30,	DEC. 31,	TOTAL
Operating revenues	$ 670,206	$ 925,028	$ 1,076,442	$ 730,072	$ 3,401,748
Operations and maintenance	178,427	168,332	164,396	180,122	691,277
Operating income	57,163	191,197	310,440	60,070	618,870
Income taxes	6,793	49,271	98,836	1,518	156,418
Income from continuing operations	11,595	110,843	184,179	10,526	317,143
Net income	12,455	112,154	184,167	18,479	327,255

	2005 QUARTER ENDED				2005
	MARCH 31,	JUNE 30,	SEPT. 30,	DEC. 31,	TOTAL
Operating revenues	$ 585,358	$ 755,342	$ 955,583	$ 691,672	$ 2,987,955
Operations and maintenance	155,084	153,097	158,940	168,706	635,827
Operating income	91,825	178,832	161,845	82,787	515,289
Income taxes	18,570	54,988	40,305	13,029	126,892
Income from continuing operations	29,599	85,101	84,694	23,769	223,163
Net income	24,448	26,735	103,737	21,347	176,267

	2006 QUARTER ENDED			
	MARCH 31,	JUNE 30,	SEPT. 30,	DEC. 31,
Basic Earnings Per Share:				
Income from continuing operations	$ 0.12	$ 1.12	$ 1.85	$ 0.11
Net income	0.13	1.13	1.85	0.19
Diluted Earnings Per Share:				
Income from continuing operations	$ 0.12	$ 1.11	$ 1.84	$ 0.10
Net income	0.13	1.13	1.84	0.18

	2005 QUARTER ENDED			
	MARCH 31,	JUNE 30,	SEPT. 30,	DEC. 31,
Basic Earnings Per Share:				
Income from continuing operations	$ 0.32	$ 0.88	$ 0.86	$ 0.24
Net income	0.27	0.28	1.05	0.22
Diluted Earnings Per Share:				
Income from continuing operations	$ 0.32	$ 0.88	$ 0.86	$ 0.24
Net income	0.27	0.28	1.05	0.22

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

We believe that the carrying amounts of our cash equivalents are reasonable estimates of their fair values at December 31, 2006 and 2005 due to their short maturities.

We hold investments in fixed income securities for purposes other than trading. We believe that the carrying amounts of these investments represent reasonable estimates of their fair values at December 31, 2006 and 2005 due to the short-term reset of interest rates.

We also hold investments in fixed income and domestic equity securities for purposes other than trading. The December 31, 2006 and 2005 fair values of such investments, which we determine by using quoted market prices, approximate their carrying amount. For further information, see disclosure of cost and fair value of APS' nuclear decommissioning trust fund assets in Note 12.

On December 31, 2006, the carrying value of our long-term debt for Pinnacle West, excluding capitalized lease obligations was $3.23 billion, with an estimated fair value of $3.19 billion. The carrying value of our long-term debt for Pinnacle West excluding capitalized lease obligations and interest rate swaps was $2.99 billion on December 31, 2005, with an estimated fair value of $3.00 billion. On December 31, 2006, the carrying value of APS' long-term debt excluding capitalized lease obligations was $2.87 billion, with an estimated fair value of $2.84 billion. The carrying value of APS' long-term debt excluding capital lease obligations was $2.56 billion on December 31, 2005, with an estimated fair value of $2.57 billion. The fair value estimates are based on quoted market prices of the same or similar issues.

15. EARNINGS PER SHARE

The following table presents earnings per weighted-average common share outstanding for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Basic earnings per share:			
Income from continuing operations	$ 3.19	$ 2.31	$ 2.70
Income (loss) from discontinued operations	0.10	(0.48)	(0.04)
Earnings per share – basic	$ 3.29	$ 1.83	$ 2.66
Diluted earnings per share:			
Income from continuing operations	$ 3.17	$ 2.31	$ 2.69
Income (loss) from discontinued operations	0.10	(0.49)	(0.03)
Earnings per share – diluted	$ 3.27	$ 1.82	$ 2.66

Dilutive stock options increased average common shares outstanding by approximately 593,000 shares in 2006, 106,000 shares in 2005 and 135,000 shares in 2004. Total average common shares outstanding for the purposes of calculating diluted earnings per share were 100,010,108 shares in 2006, 96,589,949 shares in 2005 and 91,532,473 shares in 2004.

Options to purchase 437,401 shares of common stock were outstanding at December 31, 2006 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. Options to purchase shares of common stock that were not included in the computation of diluted earnings per share were 495,367 at December 31, 2005 and 1,058,616 at December 31, 2004.

16. STOCK-BASED COMPENSATION

Pinnacle West offers stock-based compensation plans for officers and key employees of Pinnacle West and our subsidiaries.

The 2002 Long-Term Incentive Plan ("2002 Plan") allows Pinnacle West to grant performance shares, stock ownership incentive awards and non-qualified and performance-accelerated stock options to key employees. We have reserved 6 million shares of common stock for issuance under the 2002 plan. No more than 1.8 million shares may be issued in relation to performance share awards and stock ownership incentive awards. The plan also provides for the granting of new non-qualified stock options at a price per share not less than the fair market value of the common stock at the time of grant. All options are now vested. The terms of the options cannot be longer than 10 years and the options cannot be repriced during their terms.

Performance share awards under the 2002 Plan contain performance criteria that affect the number of shares that ultimately vest. Generally, each recipient of performance shares is entitled to receive shares of common stock at the end of a three-year performance period. The number of shares each recipient ultimately receives, if any, is based upon the relative percentile ranking of Pinnacle West's earnings per share growth rate at the end of the three-year period as compared to the earnings per share growth rate of all relevant companies in a specified utilities index. The fair value of the grant is estimated using the Company's closing stock price on the date of grant. Management evaluates the probability of meeting the performance criteria at each balance sheet date. If the goals are not achieved, no compensation cost is recognized and any recognized compensation cost is reversed.

The 1994 Long-Term Incentive Plan ("1994 Plan") includes outstanding options but no new awards may be granted under the plan. Options vested one-third of the grant per year beginning one year after the date the option is granted and expire ten years from the date of the grant. The 1994 Plan also provided for the granting of any combination of shares of restricted stock, stock appreciation rights or dividend equivalents.

In 2006, Retention Unit Awards ("Retention Units") were granted to key employees. Each Retention Unit represents the right to receive a cash payment equal to the fair market value of one share of Pinnacle West's common stock, determined on pre-established valuation dates. One-fourth of the Retention Units will be redeemed the first business day of calendar years 2007, 2008, 2009 and 2010. In addition, the employee will receive the amount of dividends that the employee would have received if the employee had owned the stock from the date of grant to the date of payment plus interest. The Retention Units vest over a four year period from 2006 through 2009, unless the employee is eligible to retire, in which case the employee's Retention Units are immediately vested and the compensation expense is recognized. As this award is accounted for as a liability award, compensation costs, initially measured based on the Company's stock price on the grant date, is remeasured at each balance sheet date.

Effective January 1, 2006, we adopted SFAS No. 123(R), "Share-Based Payment," using the modified prospective application method. Because the fair value recognition provisions of both SFAS No. 123 and SFAS No. 123(R) are materially consistent with respect to our stock-based compensation plans, the adoption of SFAS No. 123(R) did not have a material impact on our financial statements.

The compensation cost that has been charged against Pinnacle West's income for share-based compensation plans was $13 million in 2006, $6 million in 2005 and $8 million in 2004. The compensation cost that Pinnacle West has capitalized was immaterial in 2006, 2005 and 2004. Pinnacle West's total income tax benefit recognized in the condensed consolidated income statement for share-based compensation arrangements was $5 million in 2006, $2 million in 2005 and $3 million for 2004. APS' share of compensation cost that has been charged against income was $12 million in 2006, $5 million in 2005 and $6 million in 2004.

The following table is a summary of option activity under our equity incentive plans as of December 31, 2006 and changes during the year:

OPTIONS	SHARES (IN THOUSANDS)	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE (DOLLARS IN THOUSANDS)
Outstanding at January 1, 2006	1,696	$ 39.65		
Exercised	588	37.64		
Forfeited or expired	20	43.23		
Outstanding at December 31, 2006	1,088	40.64	4.0	$ 10,935
Exercisable at December 31, 2006	1,082	40.65	4.0	$ 10,863

There were no options granted during the years 2006 and 2005. The intrinsic value of options exercised was $5 million for 2006, $4 million for 2005 and $3 million for 2004.

The following table is a summary of the status of stock compensation awards, other than options, as of December 31, 2006 and changes during the year:

NONVESTED SHARES	SHARES (IN THOUSANDS)	WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE
Nonvested at January 1, 2006	528	$ 38.23
Granted	286	41.50
Vested	(205)	38.25
Forfeited	(180)	35.72
Nonvested at December 31, 2006	429	41.45

As of December 31, 2006, there was $8 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 1.9 years. The number of shares vested during the year ended December 31, 2006 was 205,204 shares. The total fair value of shares vested during 2006 was $10 million and $3 million for 2005.

The following table is a summary of the amount and weighted-average grant date fair value of stock compensation awards granted, other than options, during the years ended December 31, 2006, 2005 and 2004:

	2006 SHARES	2006 GRANT DATE FAIR VALUE	2005 SHARES	2005 GRANT DATE FAIR VALUE	2004 SHARES	2004 GRANT DATE FAIR VALUE
Restricted stock	–	$ –	–	$ –	4,000	$ 37.68(a)
Performance share awards	274,070	41.50(b)	215,300	41.36(b)	215,285	37.85(b)
Stock ownership incentive awards	12,526	41.50(b)	13,114	44.13(b)	9,015	40.29(b)
Retention unit awards	–	49.92(b)	–	–	–	–

(a) Restricted stock priced at the average of the high and low market price on the grant date.
(b) Performance shares and stock ownership incentive awards priced at the closing market price on the grant date.

Cash received from options exercised under our share-based payment arrangements was $22 million for 2006, $17 million for 2005 and $13 million for 2004. The tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements was $2 million for 2006, $1 million for 2005 and $1 million for 2004.

Pinnacle West's current policy is to issue new shares to satisfy share requirements for stock compensation plans and it does not expect to repurchase any shares during 2007.

17. BUSINESS SEGMENTS

Pinnacle West's two principal business segments are:

- our regulated electricity segment, which consists of traditional regulated retail and wholesale electricity businesses (primarily electricity service to Native Load customers) and related activities and includes electricity generation, transmission and distribution; and
- our real estate segment, which consists of SunCor's real estate development and investment activities.

Our reportable business segments reflect a change from the previously reported information. As of December 31, 2006, our marketing and trading activities are no longer considered a segment requiring separate reporting or disclosure. The marketing and trading activities consist of our competitive energy business, including wholesale marketing and trading and retail commodity-related energy services. These activities have decreased as a result of fewer market opportunities and the Company's intention to de-emphasize that part of our business. These activities are now reported as part of the "Other" category in the table below. The corresponding information for earlier periods has been reclassified.

Financial data for 2006, 2005 and 2004 by business segments is provided as follows (dollars in millions):

	BUSINESS SEGMENTS FOR THE YEAR ENDED DECEMBER 31, 2006			
	REGULATED ELECTRICITY	REAL ESTATE	OTHER	TOTAL
Operating revenues	$ 2,635	$ 400	$ 367	$ 3,402
Purchased power and fuel costs	960	–	291	1,251
Other operating expenses	791	325	57	1,173
Operating margin	884	75	19	978
Depreciation and amortization	354	3	2	359
Interest expense	173	1	2	176
Other expense (income)	(22)	(11)	2	(31)
Income from continuing operations before income taxes	379	82	13	474
Income taxes	120	32	5	157
Income from continuing operations	259	50	8	317
Income from discontinued operations – net of income tax expense of $7 (see Note 22)	–	10	–	10
Net income	$ 259	$ 60	$ 8	$ 327
Total assets	$ 10,566	$ 591	$ 299	$ 11,456
Capital expenditures	$ 662	$ 201	$ 7	$ 870

	BUSINESS SEGMENTS FOR THE YEAR ENDED DECEMBER 31, 2005			
	REGULATED ELECTRICITY	REAL ESTATE	OTHER	TOTAL
Operating revenues (a)	$ 2,237	$ 338	$ 413	$ 2,988
Purchased power and fuel costs	595	–	293	888
Other operating expenses	740	278	80	1,098
Regulatory disallowance (see Note 3)	139	–	–	139
Operating margin	763	60	40	863
Depreciation and amortization	343	3	2	348
Interest expense	169	2	2	173
Other expense (income)	(6)	(3)	1	(8)
Income from continuing operations before income taxes	257	58	35	350
Income taxes	90	23	14	127
Income from continuing operations	167	35	21	223
Income (loss) from discontinued operations – net of income tax benefit of $(30) (see Note 22) (b)	–	17	(64)	(47)
Net income (loss)	$ 167	$ 52	$ (43)	$ 176
Total assets	$ 9,732	$ 483	$ 1,108	$ 11,323
Capital expenditures	$ 811	$ 106	$ 11	$ 928

	BUSINESS SEGMENTS FOR THE YEAR ENDED DECEMBER 31, 2004			
	REGULATED ELECTRICITY	REAL ESTATE	OTHER	TOTAL
Operating revenues	$ 2,035	$ 350	$ 444	$ 2,829
Purchased power and fuel costs	567	–	321	888
Other operating expenses	683	284	64	1,031
Operating margin	785	66	59	910
Depreciation and amortization	384	4	4	392
Interest expense	170	1	1	172
Other expense (income) (c)	4	(6)	(35)	(37)
Income from continuing operations before income taxes	227	67	89	383
Income taxes	75	27	34	136
Income from continuing operations	152	40	55	247
Income (loss) from discontinued operations – net of income tax benefit of $(2) (see Note 22) (b)	–	4	(8)	(4)
Net income	$ 152	$ 44	$ 47	$ 243
Capital expenditures	$ 483	$ 81	$ 34	$ 598

(a) Effective April 1, 2005, revenues of approximately $40 million from Off-System Sales, which were previously reported in the other segment, began being reported in the regulated electricity segment in accordance with the retail rate case settlement.

(b) The other segment relates to the sale and operations of Silverhawk and NAC. See Note 22.

(c) The other segment includes a $35 million pre-tax ($21 million after-tax) gain related to the sale of a limited partnership interest in the Phoenix Suns in 2004.

18. DERIVATIVE AND ENERGY TRADING ACCOUNTING

We are exposed to the impact of market fluctuations in the commodity price and transportation costs of electricity, natural gas, coal, emissions allowances and in interest rates. We manage risks associated with these market fluctuations by utilizing various instruments that qualify as derivatives, including exchange-traded futures and options and over-the-counter forwards, options and swaps. As part of our overall risk management program, we use such instruments to hedge purchases and sales of electricity, fuels, and emissions allowances and credits. As of December 31, 2006, we hedged certain exposures to the price variability of commodities for a maximum of 3.25 years. The changes in market value of such contracts have a high correlation to price changes in the hedged transactions. In addition, subject to specified risk parameters monitored by the ERMC, we engage in marketing and trading activities intended to profit from market price movements.

We recognize all derivatives, except those which qualify for a scope exception, as either assets or liabilities on the balance sheet and measure those instruments at fair value in accordance with SFAS No. 133, as amended by SFAS No. 149. Derivative commodity contracts for the physical delivery of purchase and sale quantities transacted in the normal course of business qualify for the normal purchase and sales exception and are accounted for under the accrual method of accounting. Changes in the fair value of derivative instruments are recognized periodically in income unless certain hedge criteria are met. For cash flow hedges, the effective portion of changes in the fair value of the derivative are recognized in common stock equity (as a component of other comprehensive income (loss)). For fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item associated with the hedged risk are recognized in earnings. We use cash flow hedges to limit our exposure to cash flow variability on forecasted transactions. We use fair value hedges to limit our exposure to changes in fair value of an asset or liability.

For its regulated operations, APS defers for future rate recovery 90% of gains and losses on derivatives that would otherwise be recognized in income. In the following discussion amounts that would otherwise be recognized in income will be recorded as either a regulatory asset or liability and have no effect on earnings to the extent these amounts are eligible to be recovered through the PSA.

We assess hedge effectiveness both at inception and on a continuing basis. Hedge effectiveness is related to the degree to which the derivative contract and the hedged item are correlated and measured based on the relative changes in fair value between the derivative contract and the hedged item over time. We exclude the time value of certain options from our assessment of hedge effectiveness. Any change in the fair value resulting from ineffectiveness, or the amount by which the derivative contract and the hedged commodity are not directly correlated, is recognized immediately in net income.

Both non-trading and trading derivatives that do not qualify for a scope exception are classified as assets and liabilities from risk management and trading activities on the Consolidated Balance Sheets. Certain of our non-trading derivatives qualify for cash flow hedge accounting treatment. Non-trading derivatives, or any portion thereof that are not effective hedges, are adjusted to fair value through income. Realized gains and losses related to non-trading derivatives that qualify as cash flow hedges of expected transactions are recognized in revenue or purchased power and fuel expense as an offset to the related item being hedged when the underlying hedged physical transaction impacts earnings. If it becomes probable that a forecasted transaction will not occur, we discontinue the use of hedge accounting and recognize in income the unrealized gains and losses that were previously recorded in other comprehensive income (loss). In the event a non-trading derivative is terminated or settled, the unrealized gains and losses remain in other comprehensive income (loss), and are recognized in income when the underlying transaction impacts earnings.

All gains and losses (realized and unrealized) on trading contracts that qualify as derivatives are included in marketing and trading revenues on the Consolidated Statements of Income on a net basis. Trading contracts that do not meet the definition of a derivative are accounted for on an accrual basis with the associated revenues and costs recorded at the time the contracted commodities are delivered or received.

In the electricity business, some contracts to purchase energy are netted against other contracts to sell energy. This is called "book-out" and usually occurs in contracts that have the same terms (quantities and delivery points) and for which power does not flow. We net these book-outs, which reduces both revenues and fuel and purchased power costs in our Consolidated Statement of Income, but this does not impact our financial condition, net income or cash flows.

Cash Flow Hedges

The changes in the fair value of our hedged positions included in the Consolidated Statements of Income, after consideration of amounts deferred under the PSA, for the years ended December 31, 2006, 2005 and 2004 are comprised of the following (dollars in thousands):

	2006	2005	2004
Gains (losses) on the ineffective portion of derivatives qualifying for hedge accounting	$ (5,666)	$ 14,289	$ (1,568)
Gains (losses) from the change in options' time value excluded from measurement of effectiveness	(10)	620	185
Gains from the discontinuance of cash flow hedges	453	556	1,137

During 2007, we estimate that a net gain of $34 million before income taxes will be reclassified from accumulated other comprehensive income as an offset to the effect of market price changes for the related hedged transactions. To the extent the amounts are eligible for inclusion in the PSA, the amounts will be recorded as either a regulatory asset or liability and have no effect on earnings (see Note 3).

Our assets and liabilities from risk management and trading activities are presented in two categories.

The following table summarizes our assets and liabilities from risk management and trading activities at December 31, 2006 and 2005 (dollars in thousands):

					DECEMBER 31, 2006
	CURRENT ASSETS	INVESTMENTS AND OTHER ASSETS	CURRENT LIABILITIES	DEFERRED CREDITS AND OTHER	NET ASSET (LIABILITY)
Regulated electricity:					
Mark-to-market	$ 458,034	$ 96,892	$ (481,661)	$ (135,056)	$ (61,791)
Margin account and options	77,705	-	(2,228)	-	75,477
Marketing and trading:					
Mark-to-market	105,301	69,480	(61,553)	(36,114)	77,114
Options and emission allowances – at cost	-	839	(12,753)	-	(11,914)
Total	$ 641,040	$ 167,211	$ (558,195)	$ (171,170)	$ 78,886

					DECEMBER 31, 2005
	CURRENT ASSETS	INVESTMENTS AND OTHER ASSETS	CURRENT LIABILITIES	DEFERRED CREDITS AND OTHER	NET ASSET (LIABILITY)
Regulated electricity:					
Mark-to-market	$ 516,399	$ 228,873	$ (335,801)	$ (74,787)	$ 334,684
Margin account and options	1,814	–	(124,165)	–	(122,351)
Marketing and trading:					
Mark-to-market	307,883	291,122	(236,922)	(181,417)	180,666
Options and emission allowances – at cost	1,683	77,836	(23,805)	(209)	55,505
Total	$ 827,779	$ 597,831	$ (720,693)	$ (256,413)	$ 448,504

We maintain a margin account with a broker to support our risk management and trading activities. The margin account was an asset of $73 million at December 31, 2006 and a liability of $123 million at December 31, 2005 and is included in the margin account in the table above. Cash is deposited with the broker in this account at the time futures or options contracts are initiated. The change in market value of these contracts (reflected in mark-to-market) requires adjustment of the margin account balance.

Cash or other assets may be required to serve as collateral against our open positions on certain energy-related contracts. Collateral provided to counterparties was $10 million at December 31, 2006 and $6 million at December 31, 2005, and is included in other current assets on the Consolidated Balance Sheets. Collateral provided to us by counterparties was $54 million at December 31, 2006 and $216 million at December 31, 2005, and is included in other current liabilities on the Consolidated Balance Sheets.

Credit Risk

We are exposed to losses in the event of nonperformance or nonpayment by counterparties. We have risk management and trading contracts with many counterparties. Our risk management process assesses and monitors the financial exposure of all counterparties. Despite the fact that the great majority of trading counterparties' securities are rated as investment grade by the credit rating agencies, there is still a possibility that one or more of these companies could default, resulting in a material impact on consolidated earnings for a given period. Counterparties in the portfolio consist principally of financial institutions, major energy companies, municipalities and local distribution companies. We maintain credit policies that we believe minimize overall credit risk to within acceptable limits. Determination of the credit quality of our counterparties is based upon a number of factors, including credit ratings and our evaluation of their financial condition. To manage credit risk, we employ collateral requirements, standardized agreements that allow for the netting of positive and negative exposures associated with a single counterparty and credit default swaps. Valuation adjustments are established representing our estimated credit losses on our overall exposure to counterparties. See Note 1 "Derivative Accounting" for a discussion of our credit valuation adjustment policy.

19. OTHER INCOME AND OTHER EXPENSE

The following table provides detail of other income and other expense for 2006, 2005 and 2004 (dollars in thousands):

YEAR ENDED DECEMBER 31,	2006	2005	2004
Other income:			
Interest income	$ 18,867	$ 14,793	$ 6,770
SunCor other income	10,881	2,623	4,458
SO2 emission allowance sales and other (a)	10,782	3,187	3,026
Investment gains - net (b)	2,537	752	38,256
Miscellaneous	949	2,005	779
Total other income	$ 44,016	$ 23,360	$ 53,289
Other expense:			
Non-operating costs (a)	$ (16,223)	$ (13,589)	$ (15,524)
Asset dispositions	(2,056)	(9,759)	(1,212)
Miscellaneous	(9,521)	(3,368)	(4,604)
Total other expense	$ (27,800)	$ (26,716)	$ (21,340)

(a) As defined by the FERC, includes below-the-line non-operating utility income and expense (items excluded from utility rate recovery).
(b) Includes a $35 million gain ($21 million after tax) related to the sale of a limited partnership interest in the Phoenix Suns in 2004.

20. VARIABLE-INTEREST ENTITIES

In 1986, APS entered into agreements with three separate VIE lessors in order to sell and lease back interests in Palo Verde Unit 2. The leases are accounted for as operating leases in accordance with GAAP. See Note 9 for further information about the sale leaseback transactions. We are not the primary beneficiary of the Palo Verde VIEs and, accordingly, do not consolidate them.

APS is exposed to losses under the Palo Verde sale leaseback agreements upon the occurrence of certain events that APS does not consider to be reasonably likely to occur. Under certain circumstances (for example, the NRC issuing specified violation orders with respect to Palo Verde or the occurrence of specified nuclear events), APS would be required to assume the debt associated with the transactions, make specified payments to the equity participants, and take title to the leased Unit 2 interests, which, if appropriate, may be required to be written down in value. If such an event had occurred as of December 31, 2006, APS would have been required to assume approximately $214 million of debt and pay the equity participants approximately $177 million.

SunCor has certain land development arrangements that are required to be consolidated under FIN 46R, "Consolidation of Variable Interest Entities." The assets and non-controlling interests reflected in our Consolidated Balance Sheets related to these arrangements were approximately $39 million at December 31, 2006 and approximately $34 million at December 31, 2005.

21. GUARANTEES

We have issued parental guarantees and letters of credit and obtained surety bonds on behalf of APS Energy Services. Our credit support instruments enable APS Energy Services to offer commodity energy and energy-related products. Non-performance or non-payment under the original contract by APS Energy Services would require us to perform under the guarantee or surety bond. No liability is currently recorded on the Consolidated Balance Sheets related to Pinnacle West's current outstanding guarantees on behalf of its subsidiary. Our guarantees have no recourse or collateral provisions to allow us to recover amounts paid under the guarantees. At December 31, 2006, we had guarantees totaling $16 million and surety bonds totaling $25 million with a term of approximately one year for APS Energy Services.

At December 31, 2006, Pinnacle West had approximately $4 million of letters of credit related to workers' compensation expiring in 2007. We intend to provide from either existing or new facilities for the extension, renewal or substitution of the letters of credit to the extent required.

APS has entered into various agreements that require letters of credit for financial assurance purposes. At December 31, 2006, approximately $200 million of letters of credit were outstanding to support existing pollution control bonds of approximately $200 million. The letters of credit are available to fund the payment of principal and interest of such debt obligations and expire in 2010. APS has also entered into approximately $91 million of letters of credit to support certain equity lessors in the Palo Verde sale leaseback transactions (see Note 9 for further details on the Palo Verde sale leaseback transactions). These letters of credit expire in 2010. Additionally, at December 31, 2006, APS had approximately $4 million of letters of credit related to counterparty collateral requirements expiring in 2007. APS intends to provide from either existing or new facilities for the extension, renewal or substitution of the letters of credit to the extent required.

We enter into agreements that include indemnification provisions relating to liabilities arising from or related to certain of our agreements; most significantly, APS has agreed to indemnify the equity participants and other parties in the Palo Verde sale leaseback transactions with respect to certain tax matters. Generally, a maximum obligation is not explicitly stated in the indemnification provisions and, therefore, the overall maximum amount of the obligation under such indemnification provisions cannot be reasonably estimated. Based on historical experience and evaluation of the specific indemnities, we do not believe that any material loss related to such indemnification provisions is likely.

22. DISCONTINUED OPERATIONS

Silverhawk (other) – In June 2005, we entered into an agreement to sell our 75% interest in the Silverhawk Power Station to NPC. The sale was completed on January 10, 2006. As a result of this sale, we recorded a loss from discontinued operations of approximately $56 million ($91 million pretax) in the second quarter of 2005. The chart below includes the revenues and expenses related to the operations of Silverhawk. The assets held for sale at December 31, 2005 were $203 million, of which property, plant and equipment accounted for approximately $197 million.

SunCor (real estate segment) – In 2006 and 2005, SunCor sold commercial properties, which are required to be reported as discontinued operations on Pinnacle West's Consolidated Statements of Income in accordance with SFAS No. 144. As a result of the sales, we recorded a gain from discontinued operations of approximately $9 million ($15 million pretax) in 2006 and $15 million ($25 million pretax) in 2005.

NAC (other) – In 2004, we sold our investment in NAC, and in 2005 we recognized a gain of $4 million ($6 million pretax) in connection with the sale that had previously been subject to contingencies.

The following table provides revenue, income (loss) before income taxes and income (loss) after taxes classified as discontinued operations in Pinnacle West's Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004 (dollars in millions):

	2006	2005	2004
Revenue:			
SunCor – commercial operations	$ 3	$ 9	$ 21
Silverhawk	1	95	61
NAC	–	–	34
Total revenue	$ 4	$ 104	$ 116
Income (loss) before taxes:			
SunCor – commercial operations	$ 17	$ 28	$ 6
Silverhawk (a)	1	(111)	(18)
NAC	(1)	6	7
Total income (loss) before taxes	$ 17	$ (77)	$ (5)
Income (loss) after taxes:			
SunCor – commercial operations	$ 10	$ 17	$ 4
Silverhawk	1	(67)	(12)
NAC	(1)	3	4
Total income (loss) after taxes	$ 10	$ (47)	$ (4)

(a) Income before income taxes includes an interest expense allocation, net of capitalized amounts, of $13 million in 2005 and $6 million in 2004. The allocation was based on Pinnacle West's weighted-average interest rate applied to the net property, plant and equipment.

CERTIFICATIONS

On June 15, 2006, in accordance with Section 303A.12 of the Listed Company Manual, our Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by the Company of NYSE corporate governance listing standards as of such date. In addition, on February 28, 2007, our Chief Executive Officer and Chief Financial Officer each filed a certification under Section 302 of the Sarbanes-Oxley Act (regarding the quality of the Company's public disclosure) as exhibits to the Company's Annual Report on Form 10-K for fiscal year 2006.

NON-GAAP FINANCIAL MEASURE RECONCILIATION – OPERATING INCOME (GAAP MEASURE) TO GROSS MARGIN (NON-GAAP FINANCIAL MEASURE)

(DOLLARS IN THOUSANDS)

	TWELVE MONTHS ENDED DECEMBER 31,		*INCREASE (DECREASE)*	
	2006	**2005**	*PRETAX*	*AFTER TAX*
RECONCILIATION OF REGULATED ELECTRICITY SEGMENT GROSS MARGIN				
Operating Income (closest GAAP measure)	$ 618,870	$ 515,289	$ 103,581	$ 63,133
Plus:				
Operations and maintenance	691,277	635,827	55,450	33,797
Real estate segment operations	324,861	278,366	46,495	28,339
Depreciation and amortization	358,644	347,652	10,992	6,700
Taxes other than income taxes	128,395	132,040	(3,645)	(2,222)
Other expenses	28,415	51,987	(23,572)	(14,367)
Regulatory disallowance	–	138,562	(138,562)	(84,454)
Marketing and trading fuel and purchased power	290,637	293,091	(2,454)	(1,496)
Less:				
Real estate segment revenues	399,798	338,031	61,767	37,647
Other revenues	36,172	61,221	(25,049)	(15,267)
Marketing and trading revenues	330,742	351,558	(20,816)	(12,687)
Regulated electricity segment gross margin	$ 1,674,387	$ 1,642,004	$ 32,383	$ 19,737
RECONCILIATION OF MARKETING AND TRADING GROSS MARGIN				
Operating Income (closest GAAP measure)	$ 618,870	$ 515,289	$ 103,581	$ 63,133
Plus:				
Operations and maintenance	691,277	635,827	55,450	33,797
Real estate segment operations	324,861	278,366	46,495	28,339
Depreciation and amortization	358,644	347,652	10,992	6,700
Taxes other than income taxes	128,395	132,040	(3,645)	(2,222)
Other expenses	28,415	51,987	(23,572)	(14,367)
Regulatory disallowance	–	138,562	(138,562)	(84,454)
Regulated electricity segment fuel and purchased power	960,649	595,141	365,508	222,777
Less:				
Real estate segment revenues	399,798	338,031	61,767	37,647
Other revenues	36,172	61,221	(25,049)	(15,267)
Regulated electricity segment revenues	2,635,036	2,237,145	397,891	242,515
Marketing and trading gross margin	$ 40,105	$ 58,467	$ (18,362)	$ (11,192)

NON-GAAP FINANCIAL MEASURE RECONCILIATION – OPERATING INCOME (GAAP MEASURE) TO GROSS MARGIN (NON-GAAP FINANCIAL MEASURE)

(DOLLARS IN THOUSANDS)

	TWELVE MONTHS ENDED DECEMBER 31,		*INCREASE (DECREASE)*	
	2005	**2004**	*PRETAX*	*AFTER TAX*
RECONCILIATION OF REGULATED ELECTRICITY SEGMENT GROSS MARGIN				
Operating Income (closest GAAP measure)	$ 515,289	$ 517,965	$ (2,676)	$ (1,632)
Plus:				
Operations and maintenance	635,827	592,320	43,507	26,526
Real estate segment operations	278,366	284,194	(5,828)	(3,553)
Depreciation and amortization	347,652	391,597	(43,945)	(26,793)
Taxes other than income taxes	132,040	120,722	11,318	6,901
Other expenses	51,987	34,108	17,879	10,901
Regulatory disallowance	138,562	-	138,562	84,481
Marketing and trading fuel and purchased power	293,091	320,667	(27,576)	(16,813)
Less:				
Real estate segment revenues	338,031	350,315	(12,284)	(7,490)
Other revenues	61,221	42,816	18,405	11,222
Marketing and trading revenues	351,558	400,628	(49,070)	(29,918)
Regulated electricity segment gross margin	$ 1,642,004	$ 1,467,814	$ 174,190	$ 106,204
RECONCILIATION OF MARKETING AND TRADING GROSS MARGIN				
Operating Income (closest GAAP measure)	$ 515,289	$ 517,965	$ (2,676)	$ (1,632)
Plus:				
Operations and maintenance	635,827	592,320	43,507	26,526
Real estate segment operations	278,366	284,194	(5,828)	(3,553)
Depreciation and amortization	347,652	391,597	(43,945)	(26,793)
Taxes other than income taxes	132,040	120,722	11,318	6,901
Other expenses	51,987	34,108	17,879	10,901
Regulatory disallowance	138,562	–	138,562	84,481
Regulated electricity segment fuel and purchased power	595,141	567,433	27,708	16,894
Less:				
Real estate segment revenues	338,031	350,315	(12,284)	(7,490)
Other revenues	61,221	42,816	18,405	11,222
Regulated electricity segment revenues	2,237,145	2,035,247	201,898	123,097
Marketing and trading gross margin	$ 58,467	$ 79,961	$ (21,494)	$ (13,104)

BOARD OF DIRECTORS














PAMELA GRANT (68) 1980*
Civic Leader
Committees: Audit; Corporate Governance; Human Resources

MARTHA O. HESSE (64) 1991
Corporate Director
Committees: Corporate Governance; Finance, Nuclear & Operating

THE REV. BILL JAMIESON, JR. (63) 1991
President, Micah Institute, Asheville, North Carolina
Committees: Audit; Corporate Governance; Human Resources

ROY A. HERBERGER, JR. (64) 1992
President Emeritus, Thunderbird, School of Global Management
Committees: Corporate Governance; Finance, Nuclear & Operating; Human Resources, Chairman

WILLIAM J. POST (56) 1994
Chairman of the Board & Chief Executive Officer
Committee: Finance, Nuclear & Operating

HUMBERTO S. LOPEZ (61) 1995
President, HSL Properties, Inc.
Committees: Audit; Corporate Governance; Human Resources

MICHAEL L. GALLAGHER (62) 1997
Chairman Emeritus, Gallagher & Kennedy, P.A.
Committee: Finance, Nuclear & Operating, Chairman

BRUCE J. NORDSTROM (57) 1997
President & Certified Public Accountant, Nordstrom & Associates, P.C.
Committees: Audit, Chairman; Corporate Governance; Finance, Nuclear & Operating

JACK E. DAVIS (60) 1998
President & Chief Operating Officer
Committee: Finance, Nuclear & Operating

WILLIAM L. STEWART (63) 1998
Committee: Finance, Nuclear & Operating

EDDIE BASHA (69) 1999
Chairman of the Board, Bashas'
Committees: Audit; Corporate Governance; Human Resources

KATHRYN L. MUNRO (58) 1999
Principal, Bridgewest L.L.C.
Committees: Audit; Corporate Governance, Chairman; Finance, Nuclear & Operating

* *The year in which the individual first joined the Board of a Pinnacle West company.*

OFFICERS

PINNACLE WEST

*WILLIAM J. POST (56) 1973**
Chairman of the Board &
Chief Executive Officer

JACK E. DAVIS (60) 1973
President &
Chief Operating Officer

DONALD E. BRANDT (52) 2002
Executive Vice President
& Chief Financial Officer

ROBERT S. AIKEN (50) 1986
Vice President, Federal Affairs

BARBARA M. GOMEZ (52) 1978
Vice President & Treasurer

NANCY C. LOFTIN (53) 1985
Vice President,
General Counsel & Secretary

MARTIN L. SHULTZ (62) 1979
Vice President,
Government Affairs

ARIZONA PUBLIC SERVICE

WILLIAM J. POST
Chairman of the Board

JACK E. DAVIS
Chief Executive Officer

DONALD E. BRANDT
President &
Chief Financial Officer

ARMANDO B. FLORES (63) 1991
Executive Vice President,
Corporate Business Services

STEVEN M. WHEELER (58) 2001
Executive Vice President,
Customer Service & Regulation

RANDALL K. EDINGTON (53) 2007
Senior Vice President &
Chief Nuclear Officer

ROBERT S. BEMENT (51) 2007
Vice President,
Nuclear Operations

JAN H. BENNETT (59) 1967
Vice President,
Customer Service

AJIT P. BHATTI (61) 1973
Vice President,
Resource Planning

DENNIS L. BROWN (56) 1973
Vice President &
Chief Information Officer

JOHN R. DENMAN (64) 1964
Vice President,
Fossil Generation

EDWARD Z. FOX (53) 1995
Vice President,
Communications,
Environment & Safety

CHRIS N. FROGGATT (49) 1986
Vice President & Controller

BARBARA M. GOMEZ
Vice President & Treasurer

RAYMOND GONZALES (49) 2006
Vice President,
Human Resources

DAVID A. HANSEN (47) 1980
Vice President,
Power Marketing & Trading

WARREN C. KOTZMANN (57) 1989
Vice President,
Resource Acquisition &
Risk Management

NANCY C. LOFTIN
Vice President, General
Counsel & Secretary

DAVID MAULDIN (57) 1990
Vice President,
Engineering & Support

DWIGHT C. MIMS (57) 2007
Vice President,
Regulatory Affairs & Plant
Improvement

DONALD G. ROBINSON (53) 1978
Vice President, Planning

SUNCOR DEVELOPMENT

WILLIAM J. POST
Chairman of the Board

STEVEN A. BETTS (48) 2005
President &
Chief Executive Officer

DUANE S. BLACK (54) 1989
Executive Vice President &
Chief Operating Officer

JAY T. ELLINGSON (58) 1992
Executive Vice President,
Land Development

MARGARET E. KIRCH (57) 1988
Executive Vice President,
Commercial Development

THOMAS A. PATRICK (53) 1991
Executive Vice President,
Golf Operations &
Human Resources

JAMES R. ADAIR (56) 1996
Vice President, Homebuilding

STEVE W. CARLSON (48) 1987
Vice President & Controller

M. RANDALL LEVIN (49) 1997
Vice President, Design &
Urban Development

MICHAEL D. MARTIN (44) 1996
Vice President &
Chief Financial Officer

BRADLEY E. WRIGHT (40) 1999
Vice President &
General Counsel

APS ENERGY SERVICES

VICKI G. SANDLER (50) 1982
President, APS Energy Services

EL DORADO INVESTMENT

WILLIAM J. POST
Chairman of the Board, President
& Chief Executive Officer

* *The year in which the individual was first employed within the Pinnacle West group of companies.*

SHAREHOLDER INFORMATION

IMPORTANT NOTICE TO SHAREHOLDERS

Pinnacle West posts quarterly results and other important information on its Web site (www.pinnaclewest.com). If you would like to receive news by regular mail, fax or e-mail, let us know by mail or phone at the addresses and numbers listed below. Also, let us know if you would like to be kept abreast of legislative and regulatory activities at the state and federal levels that could impact investor-owned utilities.

CORPORATE HEADQUARTERS

400 North 5th Street
P.O. Box 53999
Phoenix, Arizona 85004
Main telephone number:
(602) 250-1000

TRANSFER AGENT AND REGISTRAR

THE BANK OF NEW YORK
RECEIVE AND DELIVER DEPARTMENT
P.O. Box 11002
Church Street Station
New York, NY 10286
(800) 457-2983
www.stockbny.com

INVESTOR RELATIONS CONTACTS

REBECCA L. HICKMAN, DIRECTOR
(602) 250-5668
LISA MALAGON, MANAGER
(602) 250-5671
P.O. Box 53999 Station 9998
Phoenix, AZ 85072-3999

STATISTICAL REPORT

A detailed Statistical Report for Financial Analysis for 2001–2006 will be available in April on the Company's Web site or by writing to the Investor Relations Department.

ANNUAL MEETING OF SHAREHOLDERS

Wed, May 23, 2007 at 10:30 a.m. (MST)
Herberger Theater
222 E. Monroe St.
Phoenix, AZ 85004

www.pinnaclewest.com

STOCK LISTING

Ticker symbol: PNW on New York Stock Exchange

STATEWIDE ASSOCIATION FOR UTILITY INVESTORS

The Arizona Utility Investors Association represents the interests of investors in Arizona utilities. If interested, send your name and address to:

ARIZONA UTILITY INVESTORS ASSOCIATION
P.O. Box 34805
Phoenix, AZ 85067
(602) 257-9200
www.auia.org

FORM 10-K

Pinnacle West's Annual Report to the Securities and Exchange Commission on Form 10-K will be available (after March 2, 2007) to shareholders upon written request, without charge. Write: Office of the Secretary.

CORPORATE RESPONSIBILITY REPORT

To view the Pinnacle West Corporate Responsibility Report please visit **www.pinnaclewest.com.**

SHAREHOLDER ADMINISTRATIVE INFORMATION

Company contact: (602) 250-5511
shareholderdept@pinnaclewest.com

INVESTORS ADVANTAGE PLAN AND SHAREHOLDER ACCOUNT INFORMATION

Pinnacle West offers a direct stock purchase plan. Any interested investor may purchase Pinnacle West common stock through the Investors Advantage Plan. Features of the Plan include a variety of options for reinvesting dividends, direct deposit of cash dividends, automatic monthly investment, certificate safekeeping and more. An Investors Advantage Plan prospectus and enrollment materials may be obtained by calling The Bank of New York at (800) 457-2983, at the Bank's Web site—**www.stockbny.com** or by writing to:

THE BANK OF NEW YORK
SHAREHOLDER RELATIONS DEPARTMENT
P.O. Box 11258
Church Street Station
New York, NY 10286
(800) 457-2983



PINNACLE WEST